FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Item

1.   Management Proxy Circular

2.   Proxy Form

3.   Annual Report

4.   Certificate of Dissemination to Shareholders

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	March 14, 2003	By:	/s/ Sean Finn

			Name:	Sean Finn
			Title:	Senior Vice-President, Chief Legal Officer and Corporate Secretary

Item 1

CANADIAN NATIONAL RAILWAY COMPANY

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of holders of common shares of Canadian National Railway Company (the "Company") will be held in the Ballroom at Le Centre Sheraton, 1201 René-Lévesque Boulevard West, Montréal, Quebec, on Tuesday, April 15, 2003, at 10:30 a.m., Eastern time, for the following purposes:

1.	receiving the consolidated financial statements of the Company for the year ended December 31, 2002, together with the auditors' report thereon;

2.	electing the directors of the Company;

3.	appointing the auditors of the Company; and

4.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 7, 2003 as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting. If you are not able to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (the voting instruction form in the case of Employee Shares (as such term is defined in the Management Proxy Circular provided in connection with the Meeting)) to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Montréal time) on April 11, 2003 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened or the postponed meeting is to be convened. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chairman of the Meeting, immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof. In the case of non-registered shareholders, reference is made to the section entitled "How can a Non-Registered Shareholder vote?" in the Management Proxy Circular.

BY ORDER OF THE BOARD OF DIRECTORS

Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

March 4, 2003
Montréal, Quebec

CANADIAN NATIONAL RAILWAY COMPANY

MANAGEMENT PROXY CIRCULAR

Table Of Contents
Section 1 - VOTING AND PROXIES	1	Interest of Management and Others in Material Transactions	27
Section 2 - BUSINESS OF THE MEETING.	4	Directors' and Officers' Insurance	27
Financial Statements	4	Shareholder Proposals	27
Election of Directors	4	Availability of Documents	27
Appointment of Auditors	9	Approval	27

Section 3 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES	9	SCHEDULE A – Record of attendance by directors	28
General	9
Committees of the Board	10	SCHEDULE B – Statement of corporate governance practices	29
Process	11
Report of the Audit, Finance and Risk Committee	12	SCHEDULE C – Mandate of the Board of Directors	36

Section 4 - DISCLOSURE ON COMPENSATION	13	SCHEDULE D – Charter of the Audit, Finance and Risk Committee	38
Officers' Remuneration	13
Report on Executive Compensation by the Human Resources and Compensation Committee	21	SCHEDULE E – Charter of the Corporate Governance and Nominating Committee	42
Performance Graph	25
Directors' Compensation	25	SCHEDULE F – Charter of the Human Resources and Compensation Committee	44

Section 5 - OTHER INFORMATION	26	SCHEDULE G – Charter of the Environment, Safety and Security Committee	46
Indebtedness of Directors and Officers	26
Shares Owned or Controlled by Senior Management	26	SCHEDULE H – Charter of the Strategic Planning Committee	48

This Management Proxy Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company (the "Company" or "CN") for use at the annual meeting of shareholders (the "Meeting") or at any adjournment or postponement thereof. The solicitation is being made primarily by mail, but directors, officers or employees of the Company may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Georgeson Shareholder Communications Canada, Inc. for the solicitation of proxies in Canada and the United States, at aggregate fees estimated to be $CAD45,000. The Meeting will be held at Le Centre Sheraton, 1201 René-Lévesque Boulevard West, Montréal, Quebec, on Tuesday, April 15, 2003, at 10:30 a.m., Eastern time, for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as of February 28, 2003, except as indicated otherwise.

SECTION 1 –  VOTING AND PROXIES

Who can vote?

Holders of common shares of the Company ("Shareholders") will be entitled to vote at the Meeting. As of February 28, 2003, the Company had outstanding 194,451,420 common shares without nominal or par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

Shareholders who are registered as at the close of business on March 7, 2003 (the "record date") will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

What will I be voting on?

Shareholders will be voting on (i) the election of directors of the Company and (ii) the appointment of KPMG LLP as auditors of the Company.

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under "How can a Non-Registered Shareholder vote?".

Voting by Proxy

You may appoint someone else to vote for you as your proxy holder by using the proxy form. The persons named as proxies in the enclosed proxy form are the Chairman of the Board and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a Shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the proxy form or by completing another proper form of proxy.

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company's common shares, Computershare Trust Company of Canada, in the envelope provided or you can also vote over the Internet by following the instructions on the proxy form. The deadline for receiving duly completed proxy forms or a vote over the Internet is 5:00 p.m. (Montréal time) on April 11, 2003, or if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned meeting is to be reconvened or the postponed meeting is to be convened.

How will my common shares be voted if I give my proxy?

If no instructions are indicated, your common shares represented by proxies in favour of management will be voted FOR the election of management's nominees as directors, FOR the appointment of KPMG LLP as auditors and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for the office of director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the said nominees will be unable to serve if elected to office and management has no knowledge of any amendment or other business likely to be brought before the Meeting.

If I change my mind, how can I revoke my proxy?

A Shareholder may revoke a proxy at any time by instrument in writing executed by such Shareholder, or by the Shareholder's attorney duly authorized in writing, and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

What if I am an employee shareholder?

Common shares purchased by employees of the Company under the Employee Share Investment Plan dated September 1, 1997 are known as "Employee Shares". Employee Shares remain registered in the name of Computershare Trust Company of Canada as custodian, unless the employees have withdrawn their common shares from the Employee Share Investment Plan in accordance with its provisions.

Voting rights attached to the Employee Shares that are registered in the name of Computershare Trust Company of Canada can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to Computershare Trust Company of Canada or any other person or company (who need not be a Shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in favour of management's propositions and be voted at the discretion of Computershare Trust Company of Canada or such other person indicated in respect of amendments to management's propositions or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions indicated on a voting instruction form at any time by instrument in writing executed by the holder of Employee Shares, or by the holder's attorney duly authorized in writing, and (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, (ii) filed with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of a subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Employee Share Investment Plan, he or she must also complete the enclosed proxy form with respect to such additional common shares. No proxy form is to be completed with respect to Employee Shares.

Who is a Non-Registered Shareholder?

If your common shares are not registered in your name and are held in the name of a nominee, you are a "Non-Registered Shareholder". If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name of The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker's client.

How can a Non-Registered Shareholder vote?

If you are a Non-Registered Shareholder, there are two ways you can vote your common shares.

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signing and return instructions, which should be carefully followed by Non-Registered Shareholders to ensure that their common shares are voted at the Meeting. The request for voting instructions supplied to a Non-registered Shareholder by its broker (or the agent or nominee of the broker) is substantially similar to the form of proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent or nominee of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADPIC") in Canada. ADPIC typically prepares a machine-readable voting instruction form, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the forms to ADPIC, or otherwise communicate voting instructions to ADPIC (by way of the Internet or telephone, for example). ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Non-Registered Shareholder who receives an ADPIC voting instruction form cannot use that form to vote common shares directly at the Meeting (except as otherwise provided below). The voting instruction forms must be returned to ADPIC (or instructions respecting the voting of common shares must otherwise be communicated to ADPIC) well in advance of the Meeting in order to have the common shares voted. In any case, you must follow the voting instructions provided by your nominee in order for your common shares to be voted for you.

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signing and return instructions of your nominee. Non-Registered Shareholders who appoint themselves as proxy holders should, at the Meeting, present themselves to a representative of Computershare Trust Company of Canada. Do not otherwise complete the form sent to you as you will be voting at the Meeting.

Who can I call with questions?

If you have questions about the information contained in this Management Proxy Circular or require assistance in completing your proxy form, please call Georgeson Shareholder Communications Canada, Inc., the Company's proxy solicitation agent, at 1-866-575-3556.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave, 9th Floor, Toronto, OntarioM5J 2Y1, by telephone at 1-800-332-0095, by fax at 1-888-453-0330 or by email at caregistryinfo@computershare.com.

Voting Restrictions

The articles of incorporation of the Company, as amended (the "Articles") provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% of the aggregate of the votes attached to all voting shares of the Company that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

SECTION 2 -     BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2002, together with the auditors' report thereon, are included in the 2002 Annual Report sent to Shareholders with the Notice of Annual Meeting of Shareholders and this Management Proxy Circular.

Election of Directors

The Articles provide that the board of directors of the Company (the "Board of Directors" or the "Board") shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the Board, 15 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and, unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting in the election of directors.

The following table sets out information regarding the nominees for election as directors.

Name and principal occupation	Position on committees of the Board and Common Shares beneficially owned, controlled or directed

Michael R. Armellino, 63, of New York, New York, has served on the Board of Directors since May 7, 1996. Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP (investment bankers). From 1991 to 1994, Mr. Armellino was Chairman and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co. including senior transportation analyst and Partner in Charge of research. Mr. Armellino is a member of the Board of Overseers of New York University Stern School of Business and is a member of the executive committee thereof.

Chairman of the Strategic Planning Committee

Member of the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Security Committee and the Investment Committee of CN's Pension Trust Funds(1)

22,600 common shares(2)

A. Charles Baillie, 63, of Toronto, Ontario, stands for election to the Board for the first time. Mr. Baillie is Chairman of The Toronto-Dominion Bank. He retired as Chief Executive Officer of the bank in December 2002 and will retire as Chairman of the bank on April 3, 2003. Mr. Baillie is also director of Dana Corporation (automotive supplier) and Ballard Power Systems Inc. (power products manufacturer).

1,000 common shares(2)

Hugh J. Bolton, F.C.A., 64, of Edmonton, Alberta, stands for election to the Board for the first time. Mr. Bolton is the Chair of the board of directors of EPCOR Utilities Inc. (utilities company) and Matrikon Inc. (supplier of industrial IT solutions). From 1991 to 1997, Mr. Bolton was Chairman and Chief Executive Partner of Coopers & Lybrand Canada. Mr. Bolton is also a director of, and Deputy Chair of the audit committee of, Teck Cominco Limited (natural resource group).

No common shares.

Purdy Crawford, O.C., Q.C., LL.D., 71, of Toronto, Ontario, has served on the Board of Directors since April 25, 1995. Mr. Crawford is Chairman, AT&T Canada Corporation (telecommunication company) and Counsel, Osler, Hoskin & Harcourt (law firm). Mr. Crawford also served as Chief Executive Officer of Imasco (manufacturer of tobacco products) from 1985 to 1995. He is a member of the board of directors of the following public companies: Emera Incorporated (energy and services company), Foot Locker, Inc. (retailer of athletic foot wear and apparel), Petro Canada (oil and gas company), Maple Leaf Foods Inc. (food processing company) and SEAMARK Asset Management Ltd. (investment counsel firm). He is also Trustee of the Clearwater Seafoods Income Fund.

Chairman of the Human Resources and Compensation Committee

Member of the Corporate Governance and Nominating Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(1)

23,700 common shares(2)

J.V. Raymond Cyr, O.C., LL.D., 69, of Montréal, Quebec, has served on the Board of Directors since March 29, 1995. Mr. Cyr is Chairman, PolyValor Inc. (telecommunication company). Mr. Cyr has also been Chairman of BellCanada from 1992 to 1996 and Chairman of BCE Inc. from 1989 to 1993 (both telecommunication companies). He is a member of the board of directors of numerous companies, including Air Canada, SR Telecom Inc. (wireless access solutions), G.T.C. Transcontinental Ltd. (commercial printer), Old Port of Montréal Corporation Inc., Fonds de Solidarité FTQ (development capital fund), ART Advance Research & Technologies Inc., Cable Satisfaction International Inc. (cable company) and Triton Electronik Inc. (electronic contract manufacturing).

Chairman of the Environment, Safety and Security Committee

Member of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(1)

14,600 common shares(2)(3)

Ambassador Gordon D. Giffin, 53, of Atlanta, Georgia, has served on the Board of Directors since May 1, 2001. Mr. Giffin is Senior Partner, McKenna, Long & Aldridge (law firm) and he was United States Ambassador to Canada from August 1997 to April 2001. Mr. Giffin is a member of the board of directors of Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited (oil and natural gas company) and TransAlta Corporation (electric generation and marketing company).

Member of the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee and the Strategic Planning Committee 4,400 common shares(2)(3)

James K. Gray, O.C., A.O.E., LL.D., 69, of Calgary, Alberta, has served on the Board of Directors since July 4, 1996. Mr. Gray is Corporate Director and Former Chairman and Chief Executive Officer, Canadian Hunter Exploration Ltd. (natural gas company). Mr. Gray is a member of the board of directors of numerous companies, including Brascan Corporation (real estate, financial and power generating company), Emera Incorporated (energy services company), The Hudson's Bay Company (department store retailer), Phoenix Technology Services Inc. (technology and services company for oil and gas industry) and Twin Mining Corporation (mineral exploration and development company).

Member of the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee

7,800 common shares(2)(3)

E. Hunter Harrison, 58, of Burr Ridge, Illinois, has served on the Board of Directors since December 7, 1999. Mr. Harrison has been President and Chief Executive of the Company since January 1, 2003. He has served as Executive Vice-President and Chief Operating Officer of the Company from March 1998 to December 2002. Prior to joining CN, Mr. Harrison had been a director and President and Chief Executive Officer of the Illinois Central Corporation and the Illinois Central Railroad Company from 1993 to 1998.  He is also a director of other companies, including Mississippi Export Railroad Company MSE Service (short-line railroad company) and TTX Company (railcar management services company).

Member of the Strategic Planning Committee 61,713 common shares(2)(4)

Edith E. Holiday, 51, of Washington, District of Columbia, has served on the Board of Directors since June 1, 2001. Mrs. Holiday is Corporate Director and Trustee, Former GeneralCounsel, United States Treasury Department and Secretary of the Cabinet, The White House. Mrs. Holiday is also a director of H.J. Heinz Company (food company), Amerada Hess Corporation (energy company), Beverly Enterprises Inc. (nursing home operators), Hercules Incorporated (manufacturer of specialty products) and RTI International Metals, Inc. (titanium and metal product manufacturer). She is also a director or trustee in various investment companies of the Franklin Templeton Group of Funds and operating trustee of TWE Holdings I, II and III Trusts.

Member of the Audit, Finance and Risk Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(1) 2,600 common shares(2)

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D., 54, of Miramar, Florida, has served on the Board of Directors since March 29, 1995. Mrs. Kempston Darkes is Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (automobile manufacturer). From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Mrs. Kempston Darkes is also a director of Noranda Inc. (mining and metals company) and Thomson Corporation (provider of integrated information solutions).

Member of the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee and the Strategic Planning Committee 4,600 common shares(2)(3)

Gilbert H. Lamphere, 50, of New York, New York, has served on the Board of Directors sinceMarch 24, 1998. Mr. Lamphere is Managing Director, Lamphere Capital Management (private equity investment firm). He is also a director of Florida East Cost Industries, Inc. (real estate and transportation company) and was Chairman of Illinois Central Corporation prior to its purchase by the Company.

Member of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee

6,600 common shares(2)

Denis Losier, 50, of Moncton, New Brunswick, has served on the Board of Directors since October 25, 1994. Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Mr. Losier also held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director of many companies, including Corporate Communications Limited (communication services provider) and Enbridge Gas New Brunswick (natural gas distribution company).

Member of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee

15,000 common shares(2)(3)

The Hon. Edward C. Lumley, P.C., LL.D., 63, of South Lancaster, Ontario, has served on the Board of Directors since July 4, 1996. Mr. Lumley is Vice-Chairman, BMO Nesbitt Burns Inc. (investment bankers). From 1986 to 1991, he served as Chairman of Noranda Manufacturing Group Inc. Mr. Lumley was a Member of Parliament from 1974 to 1984 during which he held various cabinet portfolios in the Government of Canada. Mr. Lumley is a director of various companies, including Air Canada, BCE Inc. (telecommunications company), Dollar-Thrifty Automotive Group (car rental company), Intier Automotive Inc. (development and manufacturing of automotive interiors company) Magna Entertainment (owner and operator of racetracks) and Magna International (supplier of automotive systems, components and modules).

Chairman of the Investment Committee of CN's Pension Trust Funds

Member of the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee

10,600 common shares(2)

David G.A. McLean, O.B.C., LL.D., 64, of Vancouver, British Columbia, has served on the Board of Directors since August 31, 1994. Mr. McLean is Chairman of the Board of the Company and Chairman and Chief Executive Officer, The McLean Group (real estate investment company and film and television facility company).

Chairman of the Corporate Governance and Nominating Committee

Member of the Human Resources and Compensation Committee, the Environment, Safety and Security Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(1)

31,970 common shares(2)

Robert Pace, 48, of Halifax, Nova Scotia, has served on the Board of Directors since October 25, 1994. Mr. Pace is President and Chief Executive Officer, The Pace Group (private holding company). Mr. Pace is also a member of the board of directors of many companies, including Maritime Broadcasting Systems Ltd. (a 25 radio stations group) and High Liner Foods Incorporated (seafood and other food company).

Chairman of the Audit, Finance and Risk Committee

Member of the Corporate Governance and Nominating Committee, the Strategic Planning Committee and the Investment Committee of CN's Pension Trust Funds(1)

14,600 common shares(2)(3)

(1)	The Investment Committee of CN's Pension Trust Funds is a mixed committee composed of members of the Board of Directors and of officers of the Company.

(2)	The information as to common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes restricted shares units but does not include common shares under options.

(3)	Includes Restricted Share Units in the following amounts: J.V. Raymond Cyr: 3,800; Ambassador Gordon D. Giffin: 1,400; James K. Gray: 1,800; V. Maureen Kempston Darkes: 3,400; Denis Losier: 1,400; and Robert Pace: 1,400. Pursuant to the terms of the restricted share units, directors or their estate can only access their restricted share units upon retirement, resignation or death.

(4)	Includes 40,000 performance-based restricted shares granted to Mr. Harrison on March 30, 1998, and fully vested as of January 22, 2002. See "Disclosure on Compensation— Officers' Remuneration — Compensation of Named Executive Officers of the Company".

On January 21, 2003, the Board of Directors amended its guideline that each director own, within five years of joining the Board, not less than $CAD150,000 in value of common shares of the Company (including restricted share units and similar plans, if any, but not including the value of unexercised options) to increase the applicable amount to $CAD250,000. The average value of common shares of the Company owned by non-executive directors is approximately $CAD839,960 (based on the February 28, 2003 average closing price of the common shares of the Company on the Toronto and New York stock exchanges).

Of the 15 Board members, only Mr. Harrison, the President and Chief Executive Officer of the Company, is an officer or "inside director" of the Company as such expression is defined in the TSX Guidelines. Of the remaining 14 Board members, 12 are considered "unrelated" and two are considered "related" to the Company, Mr. Lumley being a senior executive of a substantial provider of financial services to the Company and Mrs. Kempston Darkes being a senior executive of a major customer of the Company. In determining whether an outside director is an "unrelated" director, any interest of such director and all relevant business and other relationships (including without limitation, customer, supplier and service provider relationships) have been considered by the Board of Directors. On August 1, 2002, the New York Stock Exchange proposed new corporate governance rules, including provisions with respect to directors' independence. These proposals are not in force as of February 28, 2003. As such provisions come into effect, the Board will review and amend its governance practices accordingly.

A record of attendance by directors at meetings of the Board and its committees, as well as a summary of Board and committee meetings held during the 12 month-period ended December 31, 2002, are set out in Schedule A of this Management Proxy Circular.

Appointment of Auditors

KPMG LLP have served as the Company's auditors since 1992. In 2002, fees billed by KPMG LLP for audit and audit-related services provided to the Company were $CAD1,746,550 in the aggregate.

The Company's Corporate Governance Manual (the "Manual") provides that the Audit, Finance and Risk Committee determines which non-audit services the external auditors are precluded from providing and approves permitted non-audit services by the external auditors. On January 20, 2003, the Audit, Finance and Risk Committee adopted a resolution prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company including, bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. The fees billed by KPMG LLP for services other than audit or audit-related services provided to the Company in 2002 totalled $CAD2,784,035, of which $CAD2,246,391 was attributable to a one-time implementation fee in respect of a research and development claim for tax credits. Amounts expended for these types of research and development services are usually higher for the first year they are implemented, and as a result, an amount of $CAD350,000 was approved by the Board for similar services to be rendered in 2003.

The Board of Directors is recommending that KPMG LLP be appointed to serve as the Company's auditors until the next annual meeting of Shareholders. Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of Shareholders.

SECTION 3 -     STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Company is committed to adhering to the highest possible standard in all aspects of its activities and its corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in the Manual which was formally approved by the Board on January 21, 2003. The Manual is revised regularly with a view to continually improving the practices of the Company by assessing their effectiveness and comparing them with evolving practices in the field and the changing circumstances and needs of the Company. The Manual forms part of the documentation that is given to all persons elected or appointed to the Board of Directors.

In Schedule B of this Management Proxy Circular, the Company's corporate governance practices are compared with the guidelines for effective corporate governance of the Toronto Stock Exchange ("TSX", and such guidelines, "TSX Guidelines"). In the spring of 2002, the TSX published proposed amendments to these guidelines and in December 2002, the TSX circulated proposed disclosure and continued listing requirements ("TSX Requirements") and more amendments to the TSX Guidelines (collectively, "TSX Standards"). The Board of Directors believes that the Company's corporate governance practices, as set forth in the Manual, conform to the proposed TSX Standards in most respects, including the adoption of a mandate for the Board of Directors which is included in this Management Proxy Circular as Schedule C. It must be noted that, as at February 28, 2003, the proposed TSX Standards are not in force. If necessary, the Board of Directors will further review the Company's corporate governance practices and the Manual to conform with the TSX Standards, once in their final form and approved by the Ontario Securities Commission.

The Board has also reviewed the Company's corporate governance practices in response to the United States Sarbanes-Oxley Act of 2002 ("SOX"), as well as the New York Stock Exchange's corporate governance rule proposals ("NYSE Proposals"). The U.S. Securities and Exchange Commission ("SEC") is in the process of issuing rules and regulations to give effect to the provisions of SOX, and is currently considering approval of the NYSE Proposals. The NYSE Proposals are not in force as of February 28, 2003. In anticipation of SOX and the NYSE Proposals coming into effect, the Board has reviewed and amended the Company's corporate governance practices, as set forth in the Manual, and will continue to do so on an ongoing basis in response to the evolving standards.

The Board of Directors is of the opinion that the Company's corporate governance practices are well designed to assist the Company in achieving its principal stated corporate objective, which is the enhancement of shareholder value.

Committees of the Board

Given the size of the Company, the nature and geographical scope of its activities and the great number of laws and regulations to which it is subject, the Board of Directors has subdivided its supervision mandate into five areas and has constituted committees that have certain responsibilities for such areas. These committees are the Audit, Finance and Risk Committee (formerly the Audit and Finance Committee), the Corporate Governance and Nominating Committee (formerly the Corporate Governance Committee), the Human Resources and Compensation Committee (formerly the Human Resources Committee), the Environment, Safety and Security Committee (formerly the Environment and Safety Committee) and the Strategic Planning Committee and their charters are included in this Management Proxy Circular as Schedules D, E, F, G and H respectively. The Board also constituted the Investment Committee of CN's Pension Trust Funds which is a mixed committee composed of members of the Board of Directors and of officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no delegations of the Board's decision authority to committees.

The following is a brief summary of the mandate of each committee of the Board of Directors.
  The Audit, Finance and Risk Committee has the responsibility of overseeing the Company's financial reporting, monitoring risk management, disclosure controls and procedures, internal controls and internal and external auditors and reviewing financings. As part of these responsibilities, the Audit, Finance and Risk Committee reviews the annual and quarterly financial statements, financial information contained in publicly disseminated documents and the annual external auditors' report and recommends the retention and, if appropriate, the removal of external auditors. It also approves all audit and permitted non-audit services provided by the external auditors. This Committee met eight times in 2002.

  The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board and its committees and overseeing corporate governance matters. As part of these responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members. This Committee reviews the corporate governance principles applicable to the Company and monitors the disclosure of such principles. This Committee met six times in 2002.

  The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning, including ensuring that appropriate mechanisms are in place regarding the succession planning for the position of President and Chief Executive Officer and reviewing the evaluation of executive management's performance and recommending to the Board executive management's compensation. This Committee also has the mandate of reviewing human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. This Committee met five times in 2002.

  The Environment, Safety and Security Committee has, amongst others, the following responsibilities: (a) overseeing the development and implementation of environmental, safety and security policies, procedures and guidelines; (b) assessing corporate environmental, safety and security practices; and (c) reviewing the Company's business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. This Committee met four times in 2002.

  The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company's business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company's business plan and capital budget prior to their formal approval by the Board. This Committee met three times in 2002.

The Investment Committee of CN's Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the Company's Investment Division, advising the Company's Investment Division on investment of assets of CN's Pension Trust Funds and approving certain of the investments and/or loans made or interest acquired by CN’s Pension Trust Funds. This Committee met five times in 2002.

Process

During the last half of each year, the Chairman of the Board, in collaboration with the Corporate Secretary, establishes a schedule for the meetings of the Board of Directors and its committees for the following year. Ten such Board meetings were scheduled and held during the course of 2002. If during the course of the year events or circumstances require Board action or consideration, additional meetings are called. In 2002, two such additional meetings were held to consider various matters that arose during the course of the year. The total number of meetings held during the course of 2002 by the Board and each of its committees is set out in Schedule A of this Management Proxy Circular.

It is the Company's policy that, generally, no decision requiring Board approval be delegated to or made by a committee. Most issues will be initially discussed and examined by the relevant committee, which, if it deems it appropriate, will report and bring a recommendation to the Board of Directors, which will make the decision.

When the schedule for Board of Directors and committee meetings is established, the Corporate Secretary, in collaboration with the chairmen of the various committees and with the executive officers having responsibility for the matters supervised by each committee, establishes committee working plans for the year. This ensures that all those matters which are the more direct responsibility of each committee, are scheduled for review in a timely and orderly manner by the responsible committee during the course of the year. The Company believes that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. As the year progresses, the regular agendas are complemented with items and presentations selected on the basis of their relevance at the time, keeping in mind management's commitment to keeping the Board of Directors well informed of all significant developments in the business and prospects of the Company. As is the case for full Board meetings, other meetings of the committees are called and held during the year as circumstances warrant.

During the course of the year, communication regularly takes place between the Chairman and the President and Chief Executive Officer. Likewise, through the Office of the Corporate Secretary, executive officers having responsibilities for matters placed under the supervision of particular committees will communicate with the chairmen of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors having special supervisory responsibilities. It also allows the Chairman of the Board, or the chairmen of the various committees, to determine both the appropriateness of having special or additional meetings of either the Board of Directors or a committee and to establish and complement agendas for future meetings.

The Board of Directors relies on the information that management provides to the Board of Directors and its committees, and thus the quality of such information, both in terms of timeliness and completeness, is critical to the effectiveness of Board decisions. The Board of Directors believes that the process outlined above is essential to reaching this objective and to enable it to properly discharge its mandate.

Report of the Audit, Finance and Risk Committee

The Audit, Finance and Risk Committee monitors the quality and integrity of the accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through discussions with management, the external auditors and the internal auditors. The Audit, Finance and Risk Committee is responsible for reviewing annual and quarterly financial statements prior to their approval by the Board of Directors. The full mandate of the Audit, Finance and Risk Committee is contained in the charter of the Audit, Finance and Risk Committee that is set out as Schedule D to this Management Proxy Circular.

The Audit, Finance and Risk Committee has reviewed and discussed the audited consolidated financial statements of the Company for the year ended December 31, 2002 with management; discussed with the independent auditors the matters requiring discussion under professional auditing guidelines and standards in Canada and the United States; and received the written disclosures from the independent auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States, and has discussed with the auditors their independence. Based on these reviews and discussions, the Audit, Finance and Risk Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company for the year ended December 31, 2002 be included in the annual report to Shareholders and that KPMG LLP be reappointed as independent auditors by the Shareholders.

Submitted by the Audit, Finance and Risk Committee of the Board of Directors:
Robert Pace, Chairman
Michael R. Armellino
J.V. Raymond Cyr
Gordon D. Giffin
James K. Gray
Edith E. Holiday
Gilbert Lamphere
Denis Losier
Cedric E. Ritchie

The above report of the Audit, Finance and Risk Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Management Proxy Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such applicable securities legislation.

SECTION 4 -     DISCLOSURE ON COMPENSATION

Officers' Remuneration

Compensation of Named Executive Officers of the Company

The following table sets forth the annual compensation for the Chief Executive Officer and for each of the other four most highly compensated executive officers of the Company (together, the "Named Executive Officers") for the year ended December 31, 2002, and for each of the two preceding years. All amounts in this section are in U.S. currency, unless otherwise indicated.

Summary Compensation Table(1)
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($US)	Bonus ($US)	Other Annual Compensation(7) ($US)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($US)	Long-Term Incentive Plan Payouts ($US)	All Other Compensation ($US)
Paul M. Tellier President and Chief Executive Officer	2002 2001 2000	1,100,000 904,159 807,972	401,000 797,400 605,979	42,166(8) 43,598(8) Nil	300,000 230,000 175,000	Nil Nil Nil	Nil 978,900(10) Nil	Nil Nil Nil
E. Hunter Harrison(2) Executive Vice-President and Chief Operating Officer	2002 2001 2000	935,000 850,000 600,000	238,600 595,000 405,000	100,122 (9) 188,107(9) 180,432(9)	225,000 200,000 100,000	Nil Nil Nil	605,364(11) 435,056(11) 7,074,992(11,12)	252,690(13) 1,730,411(13,14) 216,188(13)
James M. Foote(3) Executive Vice-President, Sales and Marketing	2002 2001 2000	425,000 388,706 252,491	90,000(5) 174,100 186,642	Nil Nil Nil	90,000 60,000 50,000	Nil Nil Nil	Nil 148,793(10) Nil	5,500(13) 5,100(13) Nil
Claude Mongeau(4) Executive Vice-President and Chief Financial Officer	2002 2001 2000	425,000 348,747 247,441	90,000 174,100 292,284(6)	Nil Nil Nil	90,000 65,000 50,000	Nil Nil Nil	Nil 123,994(10) Nil	Nil Nil Nil
Jack T. McBain Senior Vice-President, Operations	2002 2001 2000	276,964 258,331 239,025	61,386 113,200 145,637	Nil Nil Nil	47,000 50,000 40,000	Nil Nil Nil	Nil 344,573(10) Nil	Nil Nil Nil

(1)	Payments made in Canadian currency were converted using average rates of exchange of 1.5704, 1.5484 and 1.4852, respectively, for the years 2002, 2001 and 2000.

(2)	Mr. Harrison was appointed President and Chief Executive Officer effective January 1, 2003, following Mr. Tellier's retirement.

(3)	Mr. Foote was appointed Executive Vice-President, Sales and Marketing in October 2000.

(4)	Mr. Mongeau was appointed Executive Vice-President and Chief Financial Officer in October 2000.

(5)	Mr. Foote received 100% of his bonus in the form of 2,181 deferred share units payable in cash upon retirement or termination of employment. Under the Voluntary Incentive Deferral Plan, the bonus earned ($US90,000) has been converted into deferred share units using a share price of $US41.27.

(6)	Includes a special one-time bonus of $US100,996.

(7)	Aggregate perquisites and other personal benefits that do not exceed the lesser of $CAD50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers, are not included in this column.

(8)	Includes dividend equivalents in the amount of $US15,188 accrued during 2001 and $US16,681 accrued during 2002 in respect of deferred share units awarded in 1997 under the Executive Bonus Share Rights Plan.

(9)	In 2002, includes gross-up payment for taxes for various benefits in the amount of $US49,073. In 2001 and 2000, includes deemed interest on interest-free loans described under "Employment Contracts/Arrangements in the amounts of $US142,812 in 2000 and an aggregate of $US122,237 in 2001.

(10)	Bonus Shares were awarded in 1997 under the Executive Bonus Share Rights Plan, contingent on the achievement of return on investment targets for each of fiscal 1997, 1998, 1999 and 2000. The Bonus Shares fully vested on January 23, 2001 and were paid out in deferred share units payable in cash upon retirement or termination of employment. The value of the deferred share units shown in the table is based on the closing price of the common shares on January 23, 2001 ($US32.63 per share). The actual payout of the deferred share units will be established based on the share price upon retirement or termination of employment and will include accrued dividends from January 23, 2001.

(11)	40,000 performance-based restricted shares were granted to Mr. Harrison on March 30, 1998 pursuant to the terms of his employment agreement and, based on the closing price of the common shares on the New York Stock Exchange ("NYSE) on such date, had a value of $US1,291,240. The vesting of the restricted shares was subject to the Company's attainment, during years 1999, 2000 and 2001, of performance objectives, and to Mr. Harrison's continued employment during such period. The restricted shares vested as to one third on each of January 25, 2000, January 23, 2001 and January 22, 2002 and, based on the closing price of the common shares on the NYSE on each such date, had a value of $US324,992 ($US24.375 per share), $US435,056 ($US32.63 per share) and $US605,364 ($US45.40 per share), respectively.

(12)	Also includes total payment of $US6,750,000 under a Long-Term Cash Incentive Program that was implemented pursuant to the terms of Mr. Harrison's employment agreement and was comparable to the long-term incentive opportunity he had with Illinois Central Corporation. The award was subject to the Company's attainment, during fiscal years 1998, 1999 and 2000, of performance objectives. Payment under the Plan was made at the maximum level because 2001 performance objectives were met one year earlier during fiscal year 2000.

(13)	For Mr. Harrison, includes the combined Illinois Central Corporation contributions to a defined contribution plan and to a 401(k) plan as well as the amounts accrued under an executive account balance and under an excess benefit plan. For Mr. Foote, includes employer contributions to a 401(k) plan for the years 2002 and 2001. (See "Disclosure on Compensation – Officers' Remuneration – Pension Plans).

(14)	Also includes forgiveness of a $US1,500,000 interest-free loan.

Stock Options Granted to Named Executive Officers During the Last Financial Year

The following table shows information regarding grants of stock options made to Named Executive Officers during the financial year ended December 31, 2002. See "Management Long-Term Incentive Plan" below for a description of such plan.
Name	Year Granted	# of Securities Granted Under Options(1)	% of Total Options Granted to Employees in Financial Year	Exercise Price(2) ($US)	Market Value of Securities Underlying Options on Date of Grant(2) ($US/Security)	Expiry Date
Paul M. Tellier	2002	300,000	9.6	48.89	48.89	January 25, 2012
E. Hunter Harrison	2002	225,000	7.2	48.89	48.89	January 25, 2012
James M. Foote	2002	90,000	2.9	48.89	48.89	January 25, 2012
Claude Mongeau	2002	90,000	2.9	48.89	48.89	January 25, 2012
Jack McBain	2002	47,000	1.5	48.89	48.89	January 25, 2012

(1)	These options are subject to vesting restrictions, which lapse as to 25% per year, with vesting therefore commencing on the first anniversary date of grant.

(2)	The exercise price and market value of $CAD76.77 have been converted using the average rate of exchange of 1.5704 for the year 2002.

Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value

The following table shows information regarding exercises of stock options granted to Named Executive Officers under the Management Stock Option Plan and the Management Long-Term Incentive Plan (and for Mr. Harrison a grant in 1998 under his employment agreement) during the financial year ended December 31, 2002. See "Management Long-Term Incentive Plan" below for a description of such plans.

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at FY-End (#)		Value of Unexercised In-The-Money Options at FY-End ($US)(1)
Name	(#)	($US)	Exercisable	Unexercisable	Exercisable	Unexercisable
Paul M. Tellier	200,000(2)	4,716,709	295,000	610,000	4,217,967	4,039,235
E. Hunter Harrison	Nil	Nil	530,000	435,000	6,897,797	2,594,944
James M. Foote	17,200	600,858	109,500	174,500	1,793,045	1,106,783
Claude Mongeau	16,668	540,798	91,250	178,750	1,373,013	1,173,816
Jack McBain	30,800	1,249,594	105,418	119,250	1,644,335	940,307

(1)	Value of unexercised in-the-money options at financial year-end is the difference between the average closing price of the common shares on December 31, 2002 on the New York and Toronto stock exchanges ($CAD65.42) and the exercise price, converted using the average rate of exchange of 1.5704 for the year 2002. This value has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

(2)	Mr. Tellier sold 180,000 common shares and continued to hold 20,000 common shares upon exercising these options.

Management Stock Option Plan

At the time of the initial public offering in 1995, eligible managers of the Company were granted options under the Management Stock Option Plan (the "IPO Plan") to acquire common shares at $CAD27.00 per share (on a pre stock-split basis). Options are non-transferable except, in certain circumstances, upon the death of the holder of such options. The remaining options under the IPO Plan have a maximum term of 10 years from the date of the grant. Options may be cancelled upon the termination of a participant's employment for cause or, if the participant voluntarily terminates employment. In the event of the death of a participant, all options held by such participant may be cancelled 180 days after the participant's death. In the event that the participant's employment is terminated by the Company other than for cause, all options held by such participant may be cancelled 30 days after termination of the participant's employment. A participant may exercise options for up to three years after retirement. All options under the IPO Plan have vested, effective January 26, 2000. No further options may be granted under the IPO Plan. There were 28,366 options exercisable under the IPO Plan as of December 31, 2002.

Management Long-Term Incentive Plan

The Company has adopted a Management Long-Term Incentive Plan (the "Plan") approved by the Shareholders on May 7, 1996 and amended on April 28, 1998. On January 23, 2001, the Board of Directors approved an amendment to the Plan to remove the annual restriction on the grant of options and to remove the flexibility to grant other rights, except for options. The maximum number of common shares that may be issued under the Plan is 15,000,000. The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year.

Stock options have a maximum exercise period of 10 years. The exercise price must be at least equal to the common shares' fair market value on the date of grant. Vesting criteria, including the date or dates upon which all or a portion of the options become exercisable, and Company performance targets which may have to be met for options to become exercisable, are established with respect to each grant.

Stock options may be cancelled upon the termination of a participant's employment for cause or if the participant voluntarily terminates employment. In the event that a participant's employment is terminated by the Company other than for cause, all stock options held by such participant may be cancelled 30 days or three months after termination of the participant's employment (depending on the date of grant) and three years after retirement. In the event of certain material transactions (as defined in the Plan), any unvested non-performance-related options will vest immediately.

During the financial year ended December 31, 2002, pursuant to the provisions of the Plan, the Company granted a total of approximately 1,213,000 options to purchase common shares at the market price on the date of grant to 27 executive officers. As at December 31, 2002, options for a total of 9,095,023 common shares had been granted and were outstanding under the Plan.

Employment Contracts/Arrangements

On June 19, 2001, the Company entered into an agreement with its President and Chief Executive Officer at the time setting out the terms and conditions of Mr. Tellier's employment, including base salary, Annual Incentive Bonus Plan participation, stock option grants, the award under the Mid-Term Incentive Share Unit Plan, participation in the CN Pension Plan, a Special Retirement Stipend, the award of deferred share units under the Executive Bonus Share Rights Plan and customary perquisites, as described herein. The agreement also contains provisions relating to the treatment of stock options and share units upon death, retirement or disability. Effective January 31, 2003, Mr. Tellier retired from the Company.

Effective January 1, 2003, Mr. Harrison was appointed President and Chief Executive Officer of the Company. An employment agreement (the "Agreement") provides the terms of employment for Mr. Harrison effective from January 21, 2003 to December 31, 2005. If Mr. Harrison's employment is terminated at any time during the term of the Agreement by the Company without "Cause" or by Mr. Harrison for "Good Reason" (as those terms are defined in the Agreement), in addition to receiving his accrued base salary and a pro rata portion of his annual target bonus, Mr. Harrison will receive an amount equal to three times the sum of his annual base salary and annual target bonus. Mr. Harrison will also be entitled to continuation of his employee benefits for three years and he will be entitled to exercise certain of his vested stock options for the full term of such options. The Agreement also includes special provisions relating to tax equalization payments in respect of Mr. Harrison's salary to compensate for higher tax liabilities in Canada compared to those applicable in the United States. The Agreement also deals with the terms of repayment of a $US653,250 interest-free loan granted to Mr. Harrison by the Company in 2001. Under the Agreement, such loan will be forgiven in whole on June 30, 2004 if Mr. Harrison is still employed by the Company at that time. In addition to the retirement benefits disclosed under "Pension Plans" below, Mr. Harrison is entitled to post-retirement medical benefits and a life insurance benefit equal to $US1 million.

Pension Plans

Executive officers participate in the Company's principal pension plan, which is a defined benefit plan providing pensions based on pensionable years of service and highest average earnings. The pension amounts are payable in Canadian currency and were converted using the average rate of exchange of 1.5704 for 2002.

The following table reflects an estimate of total annual benefits under the Company's principal pension plan payable upon retirement (age 65) to persons in specified earnings and service classifications:

Highest Average Earnings ($US)	Principal Pension Plan Pensionable Service (years) ($US)
	10	20	25	30	35
100,000	10,921	21,842	27,302	32,762	38,223
400,000	10,921	21,842	27,302	32,762	38,223
700,000	10,921	21,842	27,302	32,762	38,223
1,000,000	10,921	21,842	27,302	32,762	38,223
1,300,000	10,921	21,842	27,302	32,762	38,223

The following table reflects an estimate of total annual benefits under any special agreement generating additional retirement income payable upon retirement (age 65) to senior executives in specified earnings and service classifications:

Highest Average Earnings ($US)	Special Retirement Stipend Pensionable Service (years) ($US)
	10	20	25	30	35
100,000	8,356	16,712	20,890	25,068	29,246
600,000	108,356	216,712	270,890	325,068	379,246
1,100,000	208,356	416,712	520,890	625,068	729,246
1,600,000	308,356	616,712	770,890	925,068	1,079,246
2,100,000	408,356	816,712	1,020,890	1,225,068	1,429,246

Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is larger. Pensionable earnings consist of salary and overtime. However, benefits payable under the Company's principal pension plan are subject to a maximum annual pension benefit of $CAD1,715 ($US1,092) per year of pensionable service.

Senior executives who have at least two years of service and who execute an agreement, including a non-competition clause, are eligible for additional retirement income, charged to operating funds. This plan is called the Special Retirement Stipend ("SRS"). If the senior executive became eligible for this plan on or after July 1, 2002, his or her benefits will not vest unless they remain in active service until the age of 55. Accrued additional retirement income benefits are guaranteed through a letter of credit. The annual amount of an individual's additional retirement income is a set percentage of that individual's portion of actual average earnings that is greater than the maximum average earnings recognized by the Company's principal pension plan, multiplied by the number of years of service (maximum 35 years) of that individual.

Messrs. McBain and Mongeau had respectively 35 years and eight years and eight months of credited service under the SRS as at December 31, 2002.

In June 1999, the Board of Directors approved that the Special Retirement Stipend program be extended to senior management employees (Level IV), not already covered under such plan, with the following caveat:

            Service recognized to calculate the pension will be equal to:

            (a)        the service with the Company as senior manager in 1999; plus

            (b)        twice the service with the Company as senior manager after 1999.

            The sum of (a) and (b) shall not exceed the lower of (i) the total Company's service or (ii) 35 years.

The benefits of any member who became eligible to the plan on or after July 1, 2002 will not vest unless such member remains in active service until the age of 55.

The recognized maximum average earnings under the Company's pension plan was approximately $US58,220 for 2002. In January 1996, the definition of "salary" under the Special Retirement Stipend program was extended to include the bonuses paid by the Company under the Annual Incentive Bonus Plan after 1995, up to the target bonuses relating to the year for which such bonuses were paid. If the aggregate of any given individual's age and years of service is at least 85, and such individual is age 55 or over, both the pension benefits and additional retirement income become payable to such senior executive who retires prior to age 65.

Prior to joining the Company, Mr. Tellier was a member of the pension plan for Canadian federal civil servants established under the Public Service Superannuation Act ("PSSA Plan"). When he joined the Company, the Treasury Board of Canada agreed that he would continue as a member of the PSSA Plan. On December 15, 1994, membership of Mr. Tellier in the PSSA Plan was transferred to a retirement compensation arrangement ("RCA") set up under the Special Retirement Arrangement Act. This transfer was necessary in order to accumulate and pay the pension benefits that cannot be paid under the PSSA Plan because of the limitations contained in the Income Tax Act. Mr. Tellier's pension credits in the PSSA Plan and RCA are based on earnings he would have received had he continued in the Public Service of Canada. These earnings were established at $US130,572 per annum starting on April 1, 1998. Mr. Tellier had 30.27 years of service recognized under such plans when he retired under them in May 1999. Pension benefits under the PSSA Plan and RCA are based on the average earnings during the best six consecutive years of earnings under such plans.

Mr. Tellier joined the Company's principal pension plan on June 1, 1999. Mr. Tellier is also covered by a special pension arrangement which recognizes all of his services with the Government of Canada prior to joining the Company on October 1, 1992 (25 years and four and a half months), and all of his service with the Company since then. Mr. Tellier's pension benefits, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company's principal pension plan and the Special Retirement Stipend program for all those years, less the sum of the total lifetime pension payable to him at age 60 under the PSSA Plan and RCA ($US5,296) and the pension payable under the Company's principal pension plan. These pension benefits are payable from the Company's operating funds. Effective January 31, 2003, Mr. Tellier retired from the Company.

Mr. Harrison does not participate in the Company's principal pension plan and Special Retirement Stipend. The Company had originally guaranteed Mr. Harrison that upon his termination of employment with the Company, his total supplemental retirement benefits would not be less than the benefits that would have been provided under the Illinois Central Railroad Company ("ICR") Supplemental Executive Retirement Plan in effect prior to March 30, 1998, had he continued his service with ICR and continued participation in such plan. Mr. Harrison's total supplemental retirement benefits are as follows:

Executive Account Balance Plan.  ICR's Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison's combined salary and performance awards in excess of a wage offset factor to be accrued annually (but not funded), and is payable upon the retirement from the ICR or termination of employment. The wage offset factor is adjusted annually by the percentage increase in the U.S. social security wage base. For 2002, the wage offset factor was $US141,500. Accrued amounts earn interest in accordance with the plan. This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Defined Contribution Plan.  Mr. Harrison is eligible to participate in a defined contribution plan to which the ICR contributes 2% of his earnings (as defined in the plan). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison. Contributions are designated as Employer Contributions in the Savings Plan (as hereinafter defined). This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Supplemental Retirement and Savings Plans.  Mr. Harrison is eligible to participate in the Supplemental Retirement and Savings Plan (the "Savings Plan"), which is a qualified salary reduction 401(k) plan. Mr. Harrison may make "pre-tax" contributions to the Savings Plan of up to 20% of his salary subject to limitations imposed by the U.S. Internal Revenue Code. Those contributions are partially matched by the ICR. The matching contribution is limited to 50% of the first 6% of Mr. Harrison's pre-tax salary (i.e., the matching contribution is limited to 3% of his salary). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison.

Excess Benefit Plan.  Under the ICR's Excess Benefit Plan, amounts are accrued for Mr. Harrison on an unfunded basis to offset the limitations imposed by the U.S. Internal Revenue Code with respect to certain benefit plans as a result of the level of Mr. Harrison's compensation. Currently, the Excess Benefit Plan provides for the accrual of a sum equivalent to the employer matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code. The amounts accrued will be distributed at the same time and on the same terms as the amounts paid under the Savings Plan. This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Defined Benefit Plan.  A tax-qualified defined benefit retirement plan was introduced for ICR's non-unionized employees on January 1, 2001. For non-unionized employees of ICR who were not members of the 1989 Pension Plan for Employees of CN U.S. subsidiaries, the following table reflects an estimate of total annual benefits payable under such plan to persons, such as Mr. Harrison, in specified earnings and service classifications:

Highest Average Earnings ($US)	Qualified Pension Plan Table Estimated Annual Benefit for Years of Credited Service after December 31, 2000 ($US)
	5	10	15	20	25
200,000	6,149	12,297	18,446	24,594	30,743
450,000	6,149	12,297	18,446	24,594	30,743
700,000	6,149	12,297	18,446	24,594	30,743
950,000	6,149	12,297	18,446	24,594	30,743
1,200,000	6,149	12,297	18,446	24,594	30,743

Highest average earnings are the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of salary and overtime. However, pensionable earnings are capped by the Internal Revenue Code at $US200,000.

Supplemental Executive Retirement Plan.  ICR established the Illinois Central Corporation Supplemental Executive Retirement Plan effective as of January 1, 1994 (the "SERP"). Mr. Harrison is covered by the SERP. Mr. Harrison's SERP annual benefits shall be $US700,000 annually if he retires or terminates employment at any time before December 31, 2003, $US800,000 annually if he remains employed with the Company until December 31, 2003 and $US900,000 annually if he remains employed with the Company until December 31, 2005. The annual amount Mr. Harrison is eligible to receive under the SERP will be increased in an increment of $US100,000 for each additional year he remains employed by the Company after December 31, 2005.

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement which credits him with two years of service for each year of service for his first 10 years of service with the Company.

During Mr. Foote's service from August 23, 1995 to December 31, 2000, he participated to the Company's principal pension plan until March 31, 2000, when he transferred to the U.S. Mr. Foote's pension benefits under his special pension arrangement, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company's principal pension plan and Special Retirement Stipend program for twice the number of years of service since August 23, 1995, being twice five years and 4.35 months, less the pension payable under the Company's principal pension plan. The pension benefits under the special pension arrangement are payable from the Company's operating funds.

For Mr. Foote's service since December 31, 2000, he has been participating to the Defined Benefit Plan mentioned above. He has also been participating to the new Supplemental Retirement Plan ("SRP") of ICR under which he continues to be credited, as mentioned above, with two years of service for each year of service with ICR until August 22, 2005, inclusively. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Foote, who joined the SRP after December 31, 2000, in specified earnings and service classification:

Final Average Compensation ($US)	Supplemental Retirement Plan (SRP) Table Estimated Annual Benefit for Years of Credited Service after December 31, 2000 ($US)
	5	10	15	20	25
200,000	20,000	40,000	60,000	80,000	100,000
650,000	65,000	130,000	195,000	260,000	325,000
1,100,000	110,000	220,000	330,000	440,000	550,000
1,550,000	155,000	310,000	465,000	620,000	775,000
2,000,000	200,000	400,000	600,000	800,000	1,000,000

Mr. Foote's SRP pension obtained from the above table is offset by (i) the Defined Benefit Plan pension for his service after December 31, 2000; (ii) the U.S. Railroad Retirement Board Tier 2 pension for his service after December 31, 2000; (iii) the amount of single life annuity that can be purchased with the 3% employer contributions available under the Supplemental Retirement and Savings Plan.

Mr. Foote had four years of credited service under the SRP as of December 31, 2002.

Report on Executive Compensation by the Human Resources and Compensation Committee

The Human Resources and Compensation Committee met five times in 2002. This Committee's charter is set out in Schedule F of this Management Proxy Circular.

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of eight outside directors, namely Purdy Crawford, Chairman of the Committee, J.V. Raymond Cyr, V. Maureen Kempston Darkes, Gilbert H. Lamphere, Denis Losier, Edward C. Lumley, David G.A. McLean and Cedric E. Ritchie. The President and Chief Executive Officer and the Senior Vice-President, People also attend meetings of this committee. The President and Chief Executive Officer and the Senior Vice-President, People do not participate in discussions concerning their own compensation and are required to leave the meetings when appropriate.

The Compensation Policy of the Company

The pivotal and continuing theme of the Company's compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This underlies the need to attract, retain and motivate outstanding executive talent in an increasingly visible and competitive environment.

The Company is committed to a compensation policy that drives business performance, is competitive and encourages broad share ownership. The compensation strategy is heavily weighted towards pay-for-performance components.

In determining compensation for most senior executives, the Company considers the compensation practices of U.S.-based companies that are comparable in size and with whom the Company competes for executive talent, including Class 1 Railroads for most senior executives. This competitive information is provided by external consultants retained by the Company. Subject to an overriding discretion of the Human Resources and Compensation Committee and the Board of Directors, the Company seeks to position total compensation, when planned results are achieved, for its executives, including base salary, annual, mid-term and long-term incentives, at the first quartile (75th percentile) of that paid by competitors, for positions with equivalent responsibilities and scope.

Compensation is comprised of four main components: base salary, annual incentive, mid-term incentive and long-term incentive. The Human Resources and Compensation Committee annually reviews each component and desired market positioning and makes recommendations based on individual performance, taking into account leadership abilities, retention risk and succession plans.

Base Salary

Base salaries are established according to the criteria set forth above and are benchmarked against median (50th percentile) comparator group practice. Payment of base salary is made in U.S. currency where deemed appropriate.

Annual Incentive

Through the Company's Annual Incentive Bonus Plan ("AIBP"), a substantial portion of an executive's annual compensation is linked to the achievement of key financial, business and personal objectives set by the Board of Directors at the beginning of the year.

Payouts for planned results to be achieved ("Target Payouts") under the AIBP are set as a percentage of salary (ranging between 60% and 70% for executives), which falls between median and 75th percentile of the comparator group's short-term incentive practice. The minimum payout under the AIBP is zero. The maximum payout under the AIBP is equal to twice the Target Payout.

For the year 2002, the AIBP had the following components:

1.	Financial performance: 85% of the bonus was linked to the achievement of goals that contribute to the organization's long-term financial growth and profitability. Financial performance is measured against targets set by the Board of Directors for the year. In 2002, financial measures and their assigned weights included Operating Income (40%), Cash Flow profitability (25%), Revenue (10%) and Customer Satisfaction (10%).

For certain executives, the Cash Flow profitability component measures the profitability of the appropriate division or business unit

2.	Individual performance: 15% of the bonus was based on the achievement of personal goals and objectives.

For 2002, the targets for operating income and revenues were met but certain cash flow, profitability and customer satisfaction measures were not achieved. This resulted in a partial payout representing an average of 37% of Target Payouts for executives.

Voluntary Incentive Deferral Plan

To further strengthen the alignment of short-term compensation with long-term value creation goals, the Company introduced in 2002 the Voluntary Incentive Deferral Plan. This plan allows executives and senior management employees to defer up to 100% of their bonus into deferred share units payable in cash upon retirement or termination of employment. The bonus amount deferred is converted using an average of the closing share price at the moment of the deferral.

The Company also credits a company match equal to 25% of the number of deferred share units. These company matched deferred share units vest over a period of four years (25% per year).

The payout of the deferred share units is established based on an average share price upon retirement or termination date and includes the vested company matched deferred share units as well as accrued notional dividends over the deferral period.

Mid-Term Incentive

To further strengthen the link between compensation and superior performance, the Board of Directors approved in 2001 the Mid-Term Incentive Share Unit Plan. The one-time performance-based share unit awards vest conditionally based on the highest 20 trading days moving average share price in the first half of 2004. Should the average share price be $CAD75 or less, the units will be cancelled and no payout will be made under the Plan. The units fully vest only upon the attainment of a $CAD100 average share price, which is the maximum target (linear vesting applies where the average share price is between $CAD75 and $CAD100).

The mid-term grant value represented an average of 47% of base salary in 2001 for executive officers using the Black-Scholes valuation methodology at the moment of grant, using a share price of $CAD60.

Stock Options

The Company relies heavily on the grant of stock options to align management interest with shareholder value growth. Grant ranges are established independently each year to provide approximately 75th percentile of long-term incentive value provided by the comparator group, with significant recognition of individual contribution and potential in the individual awards. In 2002, the option grant value represented 245% of base salary on average for executive officers using the Black-Scholes valuation methodology.

The options have a ten-year term and an exercise price equal to fair market value at the time of the grant. The Company has in the past granted options linked to the achievement of financial targets. However, in the most recent years, the Company granted conventional options.

Stock Ownership

Stock ownership by executives has been further encouraged through the introduction of share ownership guidelines that require a minimum level of ownership of common shares of CN set as a percentage of salary to be achieved over a five-year period. In 2002, the application of the guidelines has been broadened to include a total of approximately 175 executives and senior management employees with requirements to own common shares of CN in value at least equal to four times his salary for the Chief Executive Officer, three times their salary for executive and senior vice-presidents, two times their salary for the vice-presidents and one time their salary for other senior management employees of the Company.

Chief Executive Officer Compensation

The Summary Compensation Table under the caption "Disclosure of Compensation — Officers' Remuneration — Compensation of Named Executive Officers of the Company" summarizes the compensation data for the President and Chief Executive Officer and other Named Executive Officers.

The President and Chief Executive Officer's annual compensation is set by the Board of Directors and comprises the components described above based on the same criteria, measures and assigned weights. The President and Chief Executive Officer's target payout under the AIBP is 100% of his base salary.

The individual performance of the President and Chief Executive Officer is measured against the goals, objectives and standards set annually between the President and Chief Executive Officer and the Human Resources and Compensation Committee. The goals include both financial and non-financial dimensions, covering performance in the following areas: financial performance; marketing; operations; human resources management; technology and information infrastructure management; strategic planning; and corporate governance.

Based on a review of the foregoing, the Human Resources and Compensation Committee rates the performance of the President and Chief Executive Officer as part of his performance review and recommends to the Board of Directors his compensation based on his and the Company's performance.

Submitted by the Human Resources and Compensation Committee of the Board of Directors:

Purdy Crawford (Chairman)
J.V. Raymond Cyr
V. Maureen Kempston Darkes
Gilbert H. Lamphere
Denis Losier
Edward C. Lumley
David G.A. McLean
Cedric E. Ritchie

Performance Graph

The following performance graph illustrates the yearly cumulative total shareholder return on the CN's common shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the S&P 500 Index from the period beginning December 31, 1997 to the period ending December 31, 2002. Unlike previous years, the following graph does not illustrate the cumulative total return of the S&P Rail Index due to its discontinuance. Amounts indicated are in Canadian dollars.
	Dec-97	Dec-98	Dec-99	Dec-00	Dec-01	Dec-02
CN	$100.00	$118.47	$113.75	$132.07	$227.15	$193.87
S&P/TSX Composite Index	$100.00	$98.42	$129.63	$139.23	$121.73	$106.59
S&P 500	$100.00	$126.34	$150.71	$135.58	$118.04	$90.87

Directors' Compensation

The directors of the Company play an invaluable role in enhancing shareholder value. As indicated under "Business of the Meeting — Election of Directors" hereinabove, the directors have a substantial investment in the Company. In addition, in excess of 65% of the annual remuneration for 2002 of the non-executive directors is in the form of common shares of the Company (or restricted share units) and options. However, no options will be granted to the directors in 2003.

To reflect the Company's extensive operations in the United States, fiveof the fifteen directors are from the United States and the compensation of the non-executive directors of the Company tends to be aligned with the practices of large U.S.-based companies.

In consideration for serving on the Board of Directors in 2002, each director, except Mr. David G.A. McLean, Mr. Paul M. Tellier and Mr. E. Hunter Harrison, was paid a fee of $CAD44,000 (including a retainer fee of $CAD15,700 and either 400 common shares of the Company purchased by it on the open market or 400 restricted share units in accordance with the provisions of the Directors' Share Purchase Plan). In addition, each such director received an amount of $CAD1,570 per day for each meeting of the Board of Directors attended and an additional $CAD1,570 when he or she traveled in order to attend a meeting of the Board of Directors or a committee thereof. Such directors also received a fee of $CAD5,500 for being a member of a committee of the Board of Directors and an additional $CAD1,570 for each meeting of a committee attended. The chairman of each committee of the Board of Directors (except the Chairman of the Board) is entitled to an additional fee of $CAD5,500.

Mr. McLean, in his capacity of Chairman of the Board in 2002, was paid a fee of $CAD296,000 including a retainer fee of $CAD141,000 and 2,000 common shares of the Company purchased by the Company on the open market. Messrs. Tellier and Harrison did not receive any compensation from the Company to serve as a director, as M. Tellier was, and M. Harrison is, an officer of the Company.

At its meeting held on January 22, 2002, the Board of Directors approved grants of options on 4,000 common shares to each non-executive director, except the Chairman of the Board, whose grant was on 8,000 common shares of the Company, the whole pursuant to the Management Long-Term Incentive Plan.

The amounts referred to in this section were established in U.S. currency and converted using the average rate of 1.5704 for the year 2002.

SECTION 5 - OTHER INFORMATION

Indebtedness of Directors and Officers

As of December 31, 2002, the aggregate indebtedness of all officers and employees of the Company and its subsidiaries, not entered into in connection with the purchase of common shares of the Company, was approximately $US1.7 million.

Table of Indebtedness of Directors and Officers
Name and Principal Position	Involvement of Company or subsidiary	Largest Amount Outstanding during 2002	Amount Outstanding as at February 28, 2003
E. Hunter Harrison Executive Vice-President andChief Operating Officer(2)	Loan granted by the Company	$US653,250 (1)	$US653,250

(1)	See "Disclosure on Compensation – Officers' Remuneration – Employment Contracts/Arrangements" hereinabove.

(2)	Effective January 1, 2003, Mr. Harrison was appointed President and Chief Executive Officer.

As of December 31, 2002, there was no outstanding indebtedness of officers and employees of the Company and its subsidiaries, entered into in connection with the purchase of common shares of the Company.

On January 21, 2003, the Board adopted a resolution prohibiting new loans to directors and executive officers or from renewing or materially modifying any of the loans in place with directors and officers.

Shares Owned or Controlled by Senior Management

As of February 28, 2003, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 5.4 million common shares, representing approximately 2.8% of the outstanding common shares.

Interest of Management and Others in Material Transactions

The management of the Company is not aware of any material interest of any director or officer of the Company or any of their associates or affiliates in any transaction since the date of the last completed financial year of the Company, or in any proposed transaction, that has materially affected or will materially affect the Company or any of its affiliates and that has not been previously disclosed.

Directors' and Officers' Insurance

The Company has purchased at its expense group liability insurance in the amount of $CAD200,000,000, with a deductible to the Company of $CAD1,000,000 for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium for 2002 was $CAD521,000.

Shareholder Proposals

Shareholder proposals to be considered at the 2004 annual meeting of Shareholders must be received at the head office of the Company no later than December 5, 2003, to be included in the management proxy circular for such annual meeting.

Availability of Documents

Copies of the Company's latest annual information form and audited financial statements filed with the Canadian and U.S. securities regulators may be obtained, without charge, on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Management Proxy Circular and its sending to the Shareholders.

Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary
March 4, 2003

SCHEDULE A

RECORD OF ATTENDANCE BY DIRECTORS
For the 12 month-period ended December 31, 2002
Director	Number of meetings attended
	Board	Committees
Michael R. Armellino	12 of 12	26 of 26
Purdy Crawford, O.C., Q.C., LL.D.	11 of 12	18 of 19
J.V. Raymond Cyr, O.C., LL.D.	12 of 12	22 of 25
Ambassador Gordon D. Giffin	12 of 12	17 of 17
James K. Gray, O.C., A.O.E., LL.D.	12 of 12	19 of 21
E. Hunter Harrison	12 of 12	3 of 3
Edith E. Holiday	11 of 12	14 of 16
V. Maureen Kempston Darkes, O.C., D. Comm., LL.D.(1)	8 of 12	8 of 14
Gilbert H. Lamphere	12 of 12	16 of 20
Denis Losier	12 of 12	20 of 20
The Hon. Edward C. Lumley, P.C., LL.D.	10 of 12	15 of 17
David G.A. McLean, O.B.C., LL.D.	12 of 12	23 of 23
Robert Pace	12 of 12	22 of 22
Cedric E. Ritchie, O.C., LL.D.(2)	10 of 12	24 of 27
Paul Tellier, P.C., C.C., Q.C., LL.D.(2)	12 of 12	3 of 3

(1)	Mrs. Kempston Darkes could not attend all Board and Committee meetings due to her nomination as Group Vice-President and President Latin America, Africa and Middle East for General Motors Corporation on January 1, 2002, since the Board meetings had been scheduled 12 months in advance and two had been scheduled on very short notice. This should not be the case going forward.

(2)	Mr. Tellier retired from the Company effective January 31, 2003 and Mr. Ritchie is not standing for re-election on April 15, 2003.

Summary of Board and Committee Meetings Held	Number of meetings held
Board	12
Audit, Finance and Risk Committee	8
Corporate Governance and Nominating Committee	6
Human Resources and Compensation Committee	5
Environment, Safety and Security Committee	4
Investment Committee of CN's Pension Trust Funds	5
Strategic Planning Committee	3

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Schedule, the Company's corporate governance practices are compared to the TSX Guidelines.

TSX Guidelines	Does the Company align?	Corporate Governance Practices at the Company

1.          The Board of Directors should explicitly assume responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:

✓

On January 21, 2003, the Board approved its new mandate which is included in this Management Proxy Circular as Schedule C, and which states that the role of the Board is to supervise the management of the Company's business and affairs, with the objective of increasing shareholder value.

(a) adoption of a strategic planning process;	✓

The Board has the responsibility to adopt a strategic planning process, to approve and review, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and to monitor the implementation of the business plan by management.

(b) the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;	✓	The Board of Directors ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Company's business.
(c) succession planning, including appointing, training and monitoring senior management;	✓

The Board of Directors is responsible for choosing the President and Chief Executive Officer, appointing executive management and monitoring the President and Chief Executive Officer and the executive management's performance, approving the President and Chief Executive Officer 's corporate objectives and approving annually the President and Chief Executive Officer's and executive management's compensation. The Board also takes all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity and competence.

(d) a communication policy for the Company; and	✓

The Board of Directors has the responsibility of adopting communications policies and monitoring the Company's investor relations program. The Company's communications policies (i) address how the Company interacts with analysts, investors, other key stakeholders and the public, (ii) contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) are reviewed at least annually.

(e) the integrity of the Company's internal control and management information systems.	✓

The Board of Directors has the responsibility of monitoring the quality and integrity of the Company's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems.

2.          The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors.  An "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

✓

Of the 15 Board members, only Mr. Harrison, the President and Chief Executive Officer of the Company, is an officer or "inside director" of the Company as such expression is defined in the TSX Guidelines. Based on the foregoing and on the information provided by directors as to their individual circumstances (see this Management Proxy Circular under "Business of the Meeting – Election of Directors"), the Board has determined that, of the remaining 14 Board members, 12 are "unrelated" and two are "related" to the Company, Mrs. Kempston Darkes being a senior executive of a major customer of the Company and Mr. Lumley being a senior executive of a substantial provider of financial services to the Company.

3.          The Board has the responsibility for applying the definition of "unrelated director" to the circumstances of each individual director and for disclosing on an annual basis, 1) whether the Board has a majority of unrelated directors and 2) the analysis of the application of the principles supporting their conclusion.

✓

In determining whether or nor a director is "unrelated", as that term is defined in the TSX Guidelines, the Board considers all relevant facts applicable to a director, including whether or not such director is:

(a)      a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company;

(b) currently, or has been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and
(c) a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company.

Based on the foregoing and on the information provided by directors as to their individual circumstances (see this Management Proxy Circular under "Business of the Meeting – Election of Directors"), the Board has determined that 12 of the fifteen Board members are "unrelated" to the Company. See Item 2.

4.          The Board of Directors should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

✓

The Corporate Governance and Nominating Committee has the responsibility of (a) developing, reviewing and monitoring, in consultation with the Board Chair, criteria for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and the Company's circumstances and needs and, (b) in consultation with the Board Chair, identifying candidates qualified to become Board members and selecting or recommending that the Board select the director nominees for the next annual or special meeting of shareholders. This Committee also has the responsibility of reviewing, with the Board Chair, the performance of the Board, Board committees, committee chairs and Board members.

The mandate of the Corporate Governance and Nominating Committee, adopted on January 21, 2003, provides that such committee must be composed of a majority of "unrelated" directors. As at the date hereof, all of the members of the Corporate Governance and Nominating Committee are non-management directors and a majority of these members are "unrelated" to the Company.

5.          The Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

✓

The Board has implemented and reviews, from time to time, a process to annually assess the effectiveness of the Board, Board committees, Board and committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair.

6. The Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	✓

The Corporate Governance and Nominating Committee has the responsibility to, in consultation with the Board Chair, develop, monitor and review, as applicable, the Company's orientation and continuing education programs for directors. As at the date hereof, the Manual contains such a Board orientation program for new directors. In addition, the Board Chair ensures that Board members have access to education and information on an on-going basis and as required.

7.          The Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

✓

The Board of Directors and the Corporate Governance and Nominating Committee monitor with the Board Chair the size and composition of the Board of Directors to ensure effective decision-making. The Corporate Governance and Nominating Committee also develops, reviews and monitors, in consultation with the Board Chair, criteria for selecting directors by assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and the Company's circumstances and needs. In this Management Proxy Circular, 15 nominees are proposed for election as directors at the Meeting.

8.          The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

✓

The Corporate Governance and Nominating Committee annually reviews with the Board Chair and makes recommendations to the Board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director's independence. Directors who are executives of the Company receive no additional remuneration for their services as director.

9.          Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the executive committee, may include one or more inside directors.

✓

Except for (i) the Strategic Planning Committee of which Mr. Harrison, like all other members of the Board, is a member, and (ii) the Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, each committee of the Board of Directors is composed solely of outside directors. All committees of the Board of Directors are currently composed of at least a majority of "unrelated" directors.

10.       The Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company's approach to governance issues and the Company's response to the TSX Guidelines.

✓

The Corporate Governance and Nominating Committee has the responsibility of reviewing corporate governance principles applicable to the Company, recommending to the Board any change that should be made thereto and monitoring the disclosure of such principles. It also has the responsibility of reviewing the Manual annually and ensuring that a statement of corporate governance practices is included in the Company's annual report or management proxy circular.

11.       The Board of Directors, together with the Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, including the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

✓

The President and Chief Executive Officer is responsible for the management of the Company's strategic and operational agenda and for the execution of the Board's resolutions and policies. The specific responsibilities of the President and Chief Executive Officer are set out in detail in the Manual which has been approved by the Board of Directors. The Human Resources and Compensation Committee, together with the President and Chief Executive Officer, develop each year corporate and personal objectives for the President and Chief Executive Officer, which objectives are submitted to the Board for approval.

12.       The Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, referred to as the "lead director". Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility of administering the Board's relationship with management to a committee of the Board.

✓

The Manual provides that the Board Chair must be a non-executive and "unrelated" director who is designated by the Board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is Chairman of the Board. Mr. McLean is not a member of management and he is "unrelated" to the Company. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. The outside Board members meet regularly without management under the chairmanship of the Board Chair.

13. The audit committee should be composed entirely of outside directors.	✓

The mandate of the Audit, Finance and Risk Committee, adopted on January 21, 2003, states that all the members of the committee must be "unrelated" (and consequently outside) directors. As at the date hereof, all the members of the Audit, Finance and Risk Committee are outside and "unrelated" directors.

The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	✓	The responsibilities of the Audit, Finance and Risk Committee are set out in its charter, a copy of which is attached hereto as Schedule D.

The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate and the committee duties should include oversight responsibility for management reporting on internal control. In addition, the audit committee should ensure that management has designed and implemented an effective system of internal control.

✓

The mandate of the Audit, Finance and Risk Committee provides that the internal auditors and the external auditors have at all times a direct line of communication with the Audit, Finance and Risk Committee and that each must meet separately with this Committee, without management, twice a year, and more frequently as required.

The Audit, Finance and Risk Committee has the responsibility of receiving periodically a report by management which assesses the adequacy and effectiveness of the Company's disclosure controls and procedures and systems of internal control.

14.       The Board of Directors should implement a system which enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances. This engagement should be subject to the approval of an appropriate committee of the Board.

✓

The Manual states that, subject to Board approval, members of the Board may seek legal or expert advice at the Company's expense from a source independent of management. In addition, the Audit, Finance and Risk Committee, the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee may also hire experts to help them execute their respective mandates at the expense of the Company, subject to so advising the Board chair.

SCHEDULE C

MANDATE OF THE BOARD OF DIRECTORS

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN's business and affairs, with the objective of increasing shareholder value. Management's role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN's Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for. Board committee recommendations are subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:
A.	Approving CN's strategy

	•	adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B.	Assessing and overseeing the succession planning of executive management

	•	choosing the President and Chief Executive Officer ("President and CEO"), appointing executive management and monitoring President and CEO and executive management's performance taking into consideration Board expectations and fixed objectives, approving the President and CEO's corporate objectives and approving annually President and CEO and executive management's compensation;

	•	ensuring that an appropriate portion of President and CEO and executive management's compensation is tied to both the short and longer-term performance of CN;

	•	taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.	Monitoring Corporate Governance issues

	•	monitoring the size and composition of the Board to ensure effective decision-making;

	•	overseeing management in the competent and ethical operation of CN;

	•	monitoring and reviewing, as appropriate, CN's approach to governance issues and monitoring and reviewing, as appropriate, CN's Corporate Governance Manual and policies and measures for receiving shareholder feedback;

	•	taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN's directors, its President and CEO and senior financial officers, other officers and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and officers and ensuring appropriate disclosure of any such waiver;

	•	ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;

	•	approving the list of Board nominees for election by shareholders and filling Board vacancies.

D.	Monitoring financial matters and internal controls

	•	monitoring the quality and integrity of CN's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i) the integrity and quality of CN's financial statements and other financial information and the appropriateness of their disclosure;

(ii) external auditors' independence and qualifications;

(iii) the performance of CN's internal audit function and of CN's external auditors; and

(iv) CN's compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);

	•	ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN's business;

	•	adopting communications policies and monitoring CN's investor relations programs; CN's communications policies (i) address how CN interacts with analysts, investors, other key stakeholders and the public, (ii) contain measures for CN to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) are reviewed at least annually;

	•	approving any proposal on mergers, acquisitions or other major investments or divestitures.

E.	Monitoring Pension Fund matters

	•	monitoring and reviewing, as appropriate, CN's pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds ("CN's Pension Trust Funds");

	•	approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.	Monitoring environmental, safety and security matters

	•	monitoring and reviewing, as appropriate, CN's environmental, safety and security policies and practices.

The outside (non-management) Board members meet regularly without management and under the chairmanship of the Board Chair.

SCHEDULE D

CHARTER OF THE AUDIT, FINANCE AND RISK COMMITTEE
1.	Membership and Quorum

	•	a minimum of five directors;

	•	only Unrelated (as defined in the Manual) and Independent (as defined in the Manual) directors may be appointed; no affiliate of CN or any of its subsidiaries (including any director, executive officer, partner, member, principal or designee of such affiliate) may serve on the Audit, Finance and Risk Committee ("Audit Committee"); a member of the committee shall receive no compensation from CN or any of its affiliates other than compensation as a director and committee member of CN; prohibited compensation includes fees paid, directly or indirectly, for services as a consultant or as legal or financial advisor, regardless of the amount;

	•	each member must be financially literate (as determined by the Board);

	•	at least one member must have accounting or related financial experience (as contemplated in the disclosure and listing requirements and the corporate governance guidelines of the Toronto Stock Exchange, as amended, and applicable Canadian legislation ("Canadian Corporate Governance Standards")) and be an audit committee financial expert (as contemplated in the New York Stock Exchange's corporate governance standards, as amended, and applicable U.S. legislation, such as the Sarbanes-Oxley Act of 2002 ("US Corporate Governance Standards")) (as determined by the Board);

	•	quorum of majority of members.

2.	Frequency and Timing of Meetings

	•	normally contemporaneously with CN Board meetings;

	•	at least six times a year and as necessary.

3.	Mandate

The responsibilities of the Audit Committee include the following:

A.	Overseeing financial reporting

	•	monitoring the quality and integrity of CN's accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through discussions with management, the external auditors and the internal auditors;

	•	reviewing the annual audited financial statements to be included in the annual report of CN with management and the external auditors, including CN's MD&A disclosure prior to their release, filing and distribution;

	•	reviewing quarterly consolidated financial statements of CN and accompanying information with management and the external auditors, including CN's MD&A disclosure, prior to their release, filing and distribution, and reviewing the level and type of financial information provided, from time to time, to financial markets;

	•	reviewing the financial information contained in prospectuses, offering memoranda, the annual information form and other reports, financial or otherwise, requiring Board approval;

	•	reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN's accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

	•	reviewing any analysis or other written communications prepared by management, the internal auditors or independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

	•	reviewing the external auditors' report on the consolidated financial statements of CN and on the financial statements of CN's Pension Trust Funds;

	•	reviewing the external auditors' quarterly review engagement report;

	•	reviewing the compliance of management certification of financial reports with applicable legislation;

	•	reviewing any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

	•	reviewing the results of the external audit, any significant problems encountered in performing the audit, and management's response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

B.	Monitoring risk management and internal controls

	•	receiving periodically management's report assessing the adequacy and effectiveness of CN's disclosure controls and procedures and systems of internal control;

	•	reviewing insurance coverage (annually and as may otherwise be appropriate);

	•	reviewing CN's risk assessment and risk management policies, including CN's policies regarding hedging, investment and credit;

	•	reviewing significant capital and other expenditures, sales and leases of assets, related party transactions, as required, and any other transactions which could alter, impact or otherwise materially affect CN's financial or corporate structure, including off-balance sheet items;

	•	assisting the Board with the oversight of CN's compliance with applicable legal and regulatory requirements;

	•	while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding accounting,

	•	internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

	•	requesting the performance of any specific audit, as required.

C.	Monitoring internal auditors

	•	ensuring that the chief internal auditor reports directly to the Audit Committee;

	•	regularly monitoring the internal audit function's performance, its responsibilities, staffing and budget;

	•	ensuring that the internal auditors are accountable to the Audit Committee and to the Board;

D.	Monitoring external auditors

	•	recommending the retention and, if appropriate, the removal of external auditors (both subject to shareholder approval), evaluating and remunerating them, and monitoring their qualifications, performance and independence;

	•	approving and overseeing the disclosure of all audit services provided by the external auditors to CN or any of its subsidiaries, determining which non-audit services the external auditors are prohibited from providing, and approving and overseeing the disclosure of permitted non-audit services by the external auditors;

	•	reviewing recommendations to shareholders on the continued engagement or replacement of external auditors, for CN and CN's Pension Trust Funds;

	•	ensuring that the external auditors are accountable to the Audit Committee and to the Board;

	•	discussing with the external auditors the quality and not just the acceptability of CN's accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including any disagreement with management);

	•	reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

	•	reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

	•	reviewing hiring policies for employees or former employees of CN's firm of external auditors;

	•	ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and US Corporate Governance Standards.

E.	Reviewing financings

	•	Reviewing the opportunity and parameters of any debt or equity financing.

F.	Evaluating the performance of the Audit Committee

	•	ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

Because of the Audit Committee's demanding role and responsibilities, the Board Chair, together with the Corporate Governance and Nominating Committee ("Governance Committee") chair, reviews any invitation to Audit Committee members to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including CN, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in CN's Management Proxy Circular that there is no such impairment.

As appropriate, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors and so advise the Board Chair and, if appropriate, the external auditors; the Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it.

The internal auditors and the external auditors have at all times a direct line of communication with the Audit Committee. In addition, each must meet separately with the Audit Committee, without management, twice a year, and more frequently as required; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that CN's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors.

The Audit Committee shall report annually to the Board on the adequacy of its mandate.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Company's financial statements are complete and accurate. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Company by the external auditors. The Audit Committee's oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Company's financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

SCHEDULE E

CHARTER OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

1.	Membership and Quorum

	•	a minimum of five directors;

	•	a majority of Unrelated directors shall be appointed;

quorum of majority of members.

2.	Frequency and Timing of Meetings

	•	normally contemporaneously with CN Board meetings;

	•	at least four times a year and as necessary.

3.	Mandate

The responsibilities of the Governance Committee include the following:

A.	Monitoring the composition and performance of the Board and its committees

	•	together with the Board Chair, monitoring the size and composition of the Board and its committees to ensure effective decision-making;

	•	developing, reviewing and monitoring, in consultation with the Board Chair, criteria for selecting directors by regularly assessing the qualifications, personal qualities, geographical representation, business background and diversified experience of the Board and CN's circumstances and needs;

	•	in consultation with the Board Chair, identifying candidates qualified to become Board members and selecting or recommending that the Board select the director nominees for the next annual or special meeting of shareholders;

	•	retaining and replacing any independent recruiting firm to identify director candidates, including fixing such firm's fees and other retention terms, and so advising the Board Chair;

	•	reviewing, with the Board Chair, the performance of the Board, Board committees, committee chairs and Board members.

B.	Overseeing Corporate Governance matters

	•	reviewing corporate governance principles applicable to CN, recommending to the Board any change that should be made thereto and monitoring the disclosure of such principles;

	•	developing, reviewing and monitoring procedures for meeting the Board's information needs, including formal and informal access to executive management;

	•	in consultation with the Board Chair, developing, monitoring and reviewing, as applicable, CN's orientation and continuing education programs for directors;

	•	reviewing, monitoring and overseeing the disclosure of CN's Code of Business Conduct, including a code of ethics applicable to CN's directors, its President and CEO and senior financial officers, other officers and employees, and such other policies as may be approved by the Board from time to time;

	•	reviewing CN's policy prohibiting its directors and officers to directly or indirectly purchase, sell or otherwise acquire or transfer securities of CN during pension fund blackout periods, taking all reasonable measures to ensure that such policy as well as the list of pension fund blackout periods are provided to every director and officer of CN and overseeing the appropriate disclosure of same;

	•	assisting the Board Chair in determining Board committee composition, as well as the appropriate mandate of each committee for submission to the Board;

	•	monitoring CN's Corporate Disclosure Policy and the Investor Relations and Public Affairs Program;

	•	reviewing annually CN's Corporate Governance Manual;

	•	ensuring that a statement of corporate governance practices is included in CN's annual report or management proxy circular;

	•	reviewing CN's community investment program;

	•	making recommendations to the Board on the remuneration of the Board Chair, the committee chairs and non-executive directors.

C.	Evaluating the performance of the Governance Committee

	•	ensuring that processes are in place to annually evaluate the performance of the Governance Committee.

The Governance Committee shall report annually to the Board on the adequacy of its mandate.

The Board Chair shall supervise the Governance Committee annual performance assessment.

Nothing contained in the above mandate is intended to transfer to the Governance Committee the Board responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Governance Committee.

SCHEDULE F

CHARTER OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

1.	Membership

	•	a minimum of five directors;

	•	a majority of Unrelated directors shall be appointed;

	•	quorum of a majority of members.

2.	Frequency and Timing of Meetings

	•	normally contemporaneously with CN Board meetings;

	•	at least four times a year and as necessary.

3.	Mandate

The responsibilities of the Human Resources and Compensation Committee (the "HR and Compensation Committee") include the following:

A.	Monitoring executive management's performance assessment, succession planning and compensation

	•	ensuring that appropriate mechanisms are in place regarding succession planning for the position of President and CEO;

	•	ensuring that the President and CEO has put into place, and monitoring, succession planning systems and policies for management, including processes to identify, develop and retain the talent of outstanding personnel;

	•	recommending appointment of executive management, and approving the terms and conditions of their appointment and termination or retirement;

	•	reviewing corporate goals and objectives relevant to the President and CEO, evaluating the President and CEO's performance in light of those goals and objectives and such other factors as the committee deems appropriate and in the best interest of CN, and recommending to the Board the President and CEO's compensation based on this evaluation;

	•	reviewing the evaluation of executive management's performance and recommending to the Board executive management's compensation;

	•	retaining and replacing any independent firm to advise on management recommendations concerning executive compensation, including fixing such firm's fees and other retention terms, and so advising the Board Chair;

	•	examining each element of executive remuneration and reporting annually on compensation practices;

	•	producing for review and approval by the Board a report on executive compensation for inclusion in CN's managing proxy circular.

B.	Reviewing Human Resources practices

	•	ensuring that appropriate human resources systems, such as hiring policies, training and development policies and compensation structures are in place so that CN can attract, motivate and retain the quality of personnel required to meet its business objectives;

	•	developing a compensation philosophy and policy that rewards the creation of shareholder value and reflects an appropriate balance between the short and longer-term performance of CN;

	•	recommending pension plan design to the Board;

	•	making recommendations to the Board with respect to the design of incentive-compensation plans and equity-based plans;

	•	monitoring pension, strategic labour and social issues, such as bilingualism, employment opportunity and employment assistance programs.

C.	Evaluating the performance of the HR and Compensation Committee

	•	ensuring that processes are in place to annually evaluate the performance of the HR and Compensation Committee.

The HR and Compensation Committee chair or another member of the HR and Compensation Committee will attend annual shareholder meetings and may be asked to respond directly to any questions shareholders may have on executive compensation.

The HR and Compensation Committee shall report annually to the Board on the adequacy of its mandate.

Nothing contained in the above mandate is intended to transfer to the HR and Compensation Committee the Board responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the HR and Compensation Committee.

SCHEDULE G

CHARTER OF THE ENVIRONMENT, SAFETY AND SECURITY COMMITTEE

1.	Membership and Quorum

	•	a minimum of five directors;

	•	only non-management directors may be appointed, a majority of whom are Unrelated directors;

	•	quorum of majority of members.

2.	Frequency and Timing of Meetings

	•	normally contemporaneously with CN Board meetings;

	•	at least four times a year and as necessary;

	•	special meeting to be held following an accident resulting in employee fatality or a major derailment giving rise to an evacuation, except where a regular meeting is scheduled in the immediate future.

3.	Mandate

The responsibilities of the Environment, Safety and Security Committee include the following:

	•	overseeing the development and implementation of environmental, safety and security policies, procedures and guidelines;

	•	assessing corporate environmental, safety and security practices, monitoring systems with regard to statutory and regulatory requirements, and, where applicable, ensuring any remedial plans and programs are carried out and adequate reserves are in place;

	•	reviewing environmental, health and safety audits and assessments of compliance to ensure that CN is exercising due diligence;

	•	reviewing CN's business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration;

	•	obtaining reports on a timely basis in respect of all notices, complaints, investigations and proceedings by governmental authorities or others, and all judgments and orders in respect of environmental, safety and security matters;

	•	ensuring appropriate employee training standards and communications are developed and implemented;

	•	monitoring accounting accrual for environmental costs in conjunction with the Audit Committee;

•	performing such other functions as are assigned to it by the Board;

•	ensuring that processes are in place to annually evaluate the performance of the Environment, Safety and Security Committee.

The Environment, Safety and Security Committee shall report annually to the Board on the adequacy of its mandate.

Nothing contained in the above mandate is intended to transfer to the Environment, Safety and Security Committee the Board responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Environment, Safety and Security Committee.

SCHEDULE H

CHARTER OF THE STRATEGIC PLANNING COMMITTEE
1.	Membership and Quorum

	•	all members of the Board;

	•	quorum of a majority of the members.

2.	Frequency and Timing of Meetings

	•	a special strategic planning session takes place annually to review and discuss CN’s business plan and capital budget;

	•	other meetings as necessary.

3.	Mandate

The responsibilities of the Strategic Planning Committee include the following:

	•	focusing on financial and strategic issues, including the review of the key assumptions underlying the business plan;

	•	obtaining regular briefings on strategic and financial issues;

	•	reviewing, with the President and CEO and other appropriate executive officers, CN’s business plan and capital budget prior to their formal approval by the Board;

	•	reviewing CN’s strategic direction periodically;

	•	ensuring that processes are in place to annually evaluate the performance of the Strategic Planning Committee.

The Strategic Planning Committee shall report annually to the Board on the adequacy of its mandate.

Nothing contained in the above mandate is intended to transfer to the Strategic Planning Committee the Board responsibility to ensure CN's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Strategic Planning Committee.

Item 2

Form of Proxy – Annual Meeting to be held on Tuesday, April 15, 2003

Notes to Form of Proxy

1.	Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all hose registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide ocumentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Proxy Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.	The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1 and 2.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.

Receive Documents Electronically – You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

•	Go to the following web site: www.computershare.com/ca/proxy	•	You can enrol to receive future ecurityholder communication electronically, after you vote using the Internet. If you don’t vote online, you can still enrol at: www.computershare.com/ca/consent

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER	PROXY ACCESS NUMBER

If you vote by the Internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 p.m. (Montréal Time), on April 11, 2003.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy
I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, E. Hunter Harrison	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxy sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held in the Ballroom at Le Centre Sheraton, 1201 René-Lévesque Boulevard West, Montréal, Quebec, on April 15, 2003, at 10:30 a.m., Eastern time, and at any adjournment thereof.

1. Election of Directors
		For Withhold			For Withhold			For Withhold
01.	Michael R. Armellino		06.	Ambassador Gordon D. Giffin		11.	Gilbert H. Lamphere
02.	A. Charles Baillie		07.	James K. Gray, O.C., A.O.E., LL.D.		12.	Denis Losier
03.	Hugh J. Bolton F.C.A.		08.	E. Hunter Harrison		13.	The Hon. Edward C. Lumley, P.C., LL.D.
04.	Purdy Crawford, O.C., Q.C., LL.D.		09.	Edith E. Holiday		14.	David G.A. McLean, O.B.C., LL.D
05.	J.V. Raymond Cyr, O.C., LL.D.		10.	V. Maureen Kempston Darkes, O.C., D. Comm. LL.D		15.	Robert Pace

2. Appointment of Auditors
For Withhold
Appointment of KPMG LLP as Auditors

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management (i.e. FOR the election of management’s nominees as directors and FOR the appointment of KPMG LLP as Auditors).

Quarterly Financial Statements Request

Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

                                                              Item 3

CN                                                            2002 Annual Report

[GRAPHIC OMITTED]

                                                                  The long haul

Another year of challenge put our company to the test. It was a test of our model and our mettle, a test we believe we passed. In 2002, CN delivered strong results in the face of a severe drought affecting one of our markets, and economic uncertainty.

We remain confident as the challenge continues. CN is on a long haul, with a solid trip plan, a powerful engine and a worthy destination: delivering performance that endures.

[GRAPHIC OMITTED]

Contents
  2  The destination
  4  The trip plan
  6  The engine
 10  Message from E. Hunter Harrison
 12  Financial summary
 14  The road to delivering value
 16  Performance and productivity,
     just in time
 18  Fewer cars, smoother pipeline,
     lower costs
 20  From between the white lines
     to the main line
 22  CN at a glance
 24  Message from David McLean
 25  Pulling together for a brighter
      future
 28  Glossary of terms
 29  Financial Section (U.S. GAAP)
 73  Financial Section (Canadian GAAP)
118  The CN Pension Plan and the
       CN 1935 Pension Plan
127 President's Awards for Excellence
128 Board of Directors
130 Executive Officers of the Company
131 Shareholder and investor information

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United
States generally accepted accounting principles (U.S. GAAP).

                                            Canadian National Railway Company 1

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Performance that endures   At CN, our destination is an objective in an
always-challenging economic and competitive landscape: growth. Long-term, sustainable, profitable top-line growth.

     Delivering profitable top-line growth is firmly connected to the ability to create real value for customers. Customer value is determined by each one's individual requirements, but at its core is a meaningful contribution to efficiency, productivity and competitiveness. At CN, we know that when we contribute in a significant way to a customer's business success, we have formed a strong platform for expanding the relationship.

     Profitable top-line growth. This is what shareholders want, along with something equally important: financial durability. At CN, this is a critical element of shareholder value. We have worked to build an enterprise that is capable of generating revenue growth, steadily increasing profitability, strong cash flow and return on investment.

     Performance that endures.  It is a destination at which one never truly arrives - there are always new challenges - but in 2002, CN demonstrated that it is well on its way to achieving its objectives.

2 Canadian National Railway Company

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The destination

                                            Canadian National Railway Company 3

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The trip plan

4 Canadian National Railway Company

Pursuing growth one carload at a time Railroads have historically done a very good job of providing reliable transportation solutions to bulk shippers -
primarily grain and coal and other products that move on unit trains.  CN is a well-established bulk carrier, with a number of strong, long-term customer relationships.  But in bulk commodities shipping, there is little to differentiate between railroads, leaving less room for market share gains.

     CN has a unique franchise, less dependent upon bulk commodities than other major North American railroads.  Our strengths align well with service-sensitive businesses like merchandise - automotive, metals and minerals, petroleum and chemicals, and forest products - as well as intermodal.  Merchandise businesses, sometimes called carload shippers, are where we have the clearest competitive advantage, both against trucks and other rail carriers.

     With its precision, velocity and reliability, the CN service plan is perfectly suited to the merchandise shipper.  Our strategy - our trip plan - is to pursue carload business by emphasizing transportation solutions rather than transactions. The level of service reliability we provide gives us a greater opportunity to help customers reduce their transportation costs, enabling us to help them succeed.

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                                            Canadian National Railway Company 5

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What drives CN  Two things drive this company: our unique service plan and the talented, dedicated people who make it work.

     With the CN service plan, we have succeeded in creating a uniquely efficient, reliable transportation solution that's more economical than trucks and capable of delivering more value than traditional rail carriers. We are continually working to perfect the service plan's industry leading performance
- striving to improve upon 90 per cent-plus reliability while at the same time increasing speed. CN is always concentrating on further enhancing service quality in ways that go beyond speed or reliability, such as providing better quality equipment and simplifying customer processes.

     On-time performance is of little use if the shipment arrives damaged. So
CN is accelerating the process of renewing and upgrading its fleet, purchasing equipment like state-of-the-art refrigerated rail cars for grocery shippers, new boxcars for paper shippers and an increased number of centerbeam flatcars for our forest product customers.

     Ease of doing business is another important service quality issue. CN is investing to make it simpler to get service schedules and rates, simpler to order equipment and manage shipments, and simpler to manage and pay invoices.

6 Canadian National Railway Company

                                                                     The engine

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                                            Canadian National Railway Company 7

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Creating a culture of difference-makers Every CN employee has an opportunity to have a positive impact on improved service quality for customers. Across the entire organization, CN has launched employee development and training programs aimed at improving skills and enhancing individual performance.

     Sales has been a particular emphasis. Over the past several years, CN has been systematically transforming and expanding its sales force, adding more highly qualified professionals to drive a fundamental shift away from the traditional "order-taker" approach to rail transportation sales and marketing.
An intensified focus on training is designed to improve CN sales professionals'
ability to identify, develop and present proactive, value-adding solutions that support CN's growth strategy.

     CN changed its sales compensation structure in 1999 to support the right behaviors - with a commission-like bonus formula that rewards high achievers and creates incentives to grow, not just maintain, revenues each year.
Meanwhile, CN is pursuing an aggressive, ongoing sales strategy aimed at uncovering ways to reach new customers who can benefit from rail - going beyond traditional rail channels that focus only on large nationwide accounts to expand coverage and increase the number of opportunities to grow revenue.

8 Canadian National Railway Company

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A groundbreaking new partnership with labor CN is a different kind of railroad, always looking for new and innovative ways to lead and excel. Nowhere is this more in evidence than at CN's U.S. operations. This is where we worked together with the Brotherhood of Locomotive Engineers (BLE) and with the United
Transportation Union (UTU) at the former Wisconsin Central division and with the BLE in the former Illinois Central territory to forge truly game-changing labor agreements in 2002. The new contracts are better for CN, better for employees and, by strengthening our ability to improve service quality, ultimately are better for shippers.

     In contrast with other major Class 1 railroad mileage- and rule-based wage systems, these agreements are based on an hourly wage. CN benefits from enhanced productivity and unprecedented flexibility with the elimination of outdated work rules and mileage caps. In addition to excellent compensation, employees benefit from better work and home-life balance as well as job security provisions.

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                                                                              9

Dear shareholders:

CN delivered growth and generated record free cash flow and solid earnings in spite of external factors that negatively affected revenues and increased costs. CN performed well this year - more important, we have a great team and a good, solid franchise that put us in an excellent position for the long haul.

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10

A year of continued challenge The year 2002 proved to be challenging, with an increasingly tough market environment characterized by a severe drought that decimated the Canadian wheat harvest, the ongoing decline of Canada's CN-served metallurgical coal mines and continued uncertainty in the North American economy.

     All in all, 2002 was a test of CN's character, resiliency and strength, a test I feel we passed. In fact, I believe we can be proud of what we accomplished.

Rising to the challenge Our 2002 financial performance was solid in the face of adversity.  We grew revenues, driven mainly by the Wisconsin Central acquisition, but also by the strength of our merchandise franchise, which offset significantly weaker grain revenues. At the same time, through aggressive cost control measures, we mitigated major cost pressures. We were able to deliver an adjusted operating ratio of 69.4 per cent in 2002 compared to the
68.5 per cent adjusted figure in 2001. A key achievement was CN's record free cash flow of $513 million, building on the $443 million generated in 2001.

Tough measures In the fourth quarter of 2002, we recorded charges for workforce reductions and for U.S. personal injury and other claims. We made the difficult decision to make a permanent workforce reduction of 1,146 employees. This move reflects a hard reality: we must aggressively control our costs in order to remain competitive, especially in today's economic environment.

     We have a responsibility to operate as efficiently as we possibly can without compromising safety. But it doesn't make a decision like this any easier. My hope is to get this company to the point where these kinds of cuts aren't necessary - to grow the business to the point where we're adding people, rather than subtracting them. This is our goal.

Delivering value for CN investors We are determined to continue to create shareholder value in every way we can. With our strong balance sheet and free cash flow, we are fortunate to be able to do this in a number of ways. While we always seek avenues to build the strength of the business, there are times when the best means to deliver value is through share repurchases.

     We decided that 2002 was just such a time.  In the fourth quarter, the CN
Board authorized a share repurchase program of up to 13.0 million shares over the course of one year beginning on October 25, 2002. The buyback potentially represents 6.5 per cent of shares outstanding.

     We have proven our ability to make and successfully integrate acquisitions that bring real benefit to this company and its investors. The Illinois Central integration proceeded so smoothly that the STB discontinued its formal oversight process of the merger after two years, three years ahead of schedule. The Wisconsin Central integration is nearly complete, following the same step-by-step approach designed to maintain safety at the highest level and avoid any disruption or compromise of customer service.

A solid model that is working The most encouraging aspect of our 2002 performance was our ability to deliver good overall performance in spite of an enormous revenue hit in our grain business unit. While the revenues gained in our Wisconsin Central acquisition helped offset the impact, a major factor in
CN's 2002 performance was the success of our growth strategy in merchandise businesses focused on selling the benefits of premium-quality rail service.

     Our merchandise businesses are steadily gaining market share, growing much faster than the industry. We're achieving these share gains across many segments: automotive, fuel oil, aluminum, liquified petroleum gas, lumber and newsprint. And the sales strategy we created in 1999 to pursue smaller customers is clearly working.

     Railroading is a tough business, but not necessarily a complicated one. Success is all about staying focused on the basics: one, providing good service - doing what you say you'll do, every time. Two, managing your costs.
Three, focusing on asset utilization. Four, doing the first three things without getting anyone hurt. And five, developing your people. The first three things we're now doing at a high level, and the fourth is something we're always working on. My biggest focus is on the fifth: people.

                                           Canadian National Railway Company 11

Financial summary

($ in millions, except per share data,
  or unless otherwise indicated)                     2002(1)   2001(1)   2000(1)
-------------------------------------------------------------------------------
Financial results
Revenues                                            $ 6,110   $ 5,652   $ 5,428
Operating income                                      1,469     1,682     1,648
Net income                                              800     1,040       937
Diluted earnings per share                             3.97      5.23      4.67
Dividend per share                                     0.86      0.78      0.70
Net capital expenditures                                938       941       958

Financial position
Total assets                                         21,738    21,223    17,314
Long-term debt, including current portion and
   convertible preferred securities                   5,577     6,293     4,665
Shareholders' equity                                  8,369     7,488     6,598

Financial ratios (%)
Operating ratio                                        76.0      70.2      69.6
Debt to total capitalization                           40.0      45.7      41.4

(1)  2001 includes Wisconsin Central Transportation Corporation from October 9,
     2001. In addition, the Company's financial results for 2002, 2001 and 2000 include items impacting their comparability as discussed in the Company's
     Management's Discussion and Analysis on pages 31 and 35.

Employees (average for the year)
-------------------------------------------------------------------------------
2000                                          22,457
2001(1)                                       22,668
2002                                           23,190

Adjusted earnings per share (dollars) (2)
-------------------------------------------------------------------------------
2000                                             4.39
2001(1)                                          4.92
2002                                             5.22

Adjusted operating ratio (percentage) (3)
-------------------------------------------------------------------------------
2000                                             69.6
2001(1)                                          68.5
2002                                             69.4

(1)  The 2001 figures include Wisconsin Central Transportation Corporation from
     October 9, 2001.

(2)  Based on 2002, 2001 and 2000 adjusted net income, as discussed in the
     Company's Management's Discussion and Analysis on pages 31 and 35.

(3)  Excludes a 2002 charge of $281 million to increase the Company's provision for U.S. personal injury and other claims, and workforce reduction charges of $120 million and $98 million in 2002 and 2001, respectively, as discussed in the Company's Management's Discussion and Analysis on pages
     31 and 35.

12 Canadian National Railway Company

     All across this organization, CN people are realizing that they each can play a significant role in the success of this company. I'm particularly proud of the labor agreements we reached in 2002 with the Brotherhood of Locomotive
Engineers (BLE) and the United Transportation Union (UTU) at our former
Wisconsin Central division and with the BLE in our former IC territories. These ground-breaking contracts free CN from outdated work rules and compensation structures while giving engineers, conductors and brakemen excellent wages, job security and more time with their families.

     We're slowly transforming the culture of this great company. Are we there yet? No. Will we ever completely get there? Probably not, because it's a continuous process of improvement. We can always get better. That's what a passion for performance is all about.

A strong team This company's management team is one of the most outstanding groups of individuals I've ever seen assembled in my 38 years of railroading.
James Foote and Claude Mongeau are two of our standouts. James is one of the top marketing people in the business. He's been in this industry his whole career and has been involved in nearly every aspect of running a railroad, holding positions in law, finance, operations and now marketing, his current position. He's done a great job leading the growth in our merchandise businesses. Claude Mongeau is among the best and brightest business minds in
Canada. At only 41, Claude is a pillar of our financial discipline and a key architect of our strategic agenda. James and Claude are just two of many - too many to list here - who have played an integral role in our success. This is a solid team, and I'm proud to have this opportunity to lead them.

     As you know, Paul Tellier announced in December 2002 his decision to accept the position of President and Chief Executive Officer of Bombardier Inc.
I don't have to tell you what Paul has meant to this organization. I congratulate him and thank him for his dedication, leadership and vision. We worked very closely together during the time I have been with the company to set CN's current strategic direction. That direction won't change under my leadership.

It's a long haul As one of the leaders of this company and
throughout my management career, I've always been struck by the pressure we get to produce short-term results. Don't misunderstand me; this isn't a bad thing -
it imposes discipline on management and supports full accountability. But if you get too caught up in short-term performance, it can make it tougher to pursue strategies critical to long-term success. Under my leadership, the CN management team will continue to balance the need to protect and build your long-term investment with the desire for strong year-over-year results.

     As bulk commodities continue to struggle in 2003, we will aggressively continue to build our service-sensitive businesses to maintain revenue growth while we closely watch expenses. We are on a long haul, making steady progress up the steep grade of a tough economy. When the track levels off, as we know it will, we'll be poised to accelerate to new levels of performance. Thank you for coming along.

Yours sincerely,

(signed)
E. Hunter Harrison
President and Chief Executive Officer

                                           Canadian National Railway Company 13

Creating win-win relationships CN has delivered growth in difficult times by meeting the needs of shippers with a superior rail product, the scheduled railroad.

     Our growth strategy centers upon continuing to leverage this superior product to deliver value for service-sensitive carload customers, many of whom use trucks for a large proportion of their transportation needs. The carload market is much bigger than the unit train market, concentrated mostly in the merchandise business sector. CN has a significantly higher proportion of merchandise freight in its portfolio than other major railroads, with experience and an operating approach that translate to a strong competitive position.

     The degree of precision and reliability of our service plan provides an opportunity to help certain customers reduce spending on transportation while capturing a higher percentage of it for CN. Our sales strategy is focused on helping customers see that we can reduce total logistics costs without sacrificing performance. There are three principal ways CN's superior rail service enables us to deliver cost savings for customers without having to reduce our rates:

                          The road to delivering value

[GRAPHIC OMITTED]

14 Canadian National Railway Company

Reducing customer-owned inventory  Better service reliability means lower inventory requirements - less capital in goods-in-transit; reduced need for safety stock or express trucking costs to ensure uninterrupted processes; lower warehousing and storage costs.

Reducing customer-owned fleets   We know from our own experience that better
service reliability means smaller rail car fleet requirements - which reduces depreciation and interest expense; lowers leasing costs; reduces maintenance costs; and decreases overall ownership risk. We can deliver the same benefits to customers who own significant rail car fleets.

Moving traffic from truck to rail It's a fact that most rail rates are lower than truck, but many companies pay the higher freight costs to gain the high degree of reliability trucks traditionally offer. Once rail reliability and trust are established, many shippers discover that rail meets their needs at significantly lower cost.

     Considerable potential exists for truly win-win business relationships.
Shippers realize reduced transportation, inventory, equipment and back office costs, while CN gains higher-yield business, more volume and closer customer collaboration that forms a strong base for further growth.

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                                           Canadian National Railway Company 15

Reducing inventory is increasingly critical in most manufacturing processes, and a well-managed transportation chain is the principal success factor. Led by automotive producers, more and more manufacturers are moving to just-in-time management of inputs, which demands precision not typically found in rail transportation. Those who do use rail often maintain substantial backup inventory on-site to ensure that an adequate supply of products is available for their customers.

     Already a major transportation supplier to automotive manufacturers, CN is supporting customers in other industries using scheduled rail service to bring value through smoother logistics.

     Paper manufacturers and printers are highly focused on inventory reduction, representing a significant opportunity for CN and shippers of paper products. Our approach here is to provide a highly reliable transportation product that renders the need for a large safety stock obsolete. If necessary, we offer integrated services that include the use of warehousing to hold some buffer stock or serve non-rail served facilities. As we demonstrate reliability, we're well positioned to take on more traffic.

Performance
and productivity,
just in time

>
With its velocity, precision and reliability, CN's scheduled rail service affords magazine and newspaper printers the ability to run just-in-time operations more cost effectively - eliminating or reducing the need to maintain
"safety stock," a backup inventory of paper supply to ensure uninterrupted production.

16 Canadian National Railway Company

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                                           Canadian National Railway Company 17

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18 Canadian National Railway Company

Fewer cars,
smoother
pipeline,
lower costs

Manufacturers of consumer goods such as these plastic milk containers typically maintain large private rail car fleets in order to manage extremely complex transportation pipelines for raw materials. CN's service plan enables dramatic fleet reduction - we've proven it in our own operations. Now we're proving it in our customers' operations.

Reducing private rail car fleets is an attractive way to improve productivity of the supply chain while significantly reducing costs for industries that depend on their own equipment to transport materials and products to and from their plants.

     The enhanced speed and dependability of CN's scheduled network can have an immediate impact on helping customers reduce their fleets. We've proven it for ourselves - from 1998 to 2002, CN reduced its active rail car fleet by almost
25,000 cars, or more than 28 per cent, as a direct result of the precision and control afforded by the service plan.

     Chemical manufacturers maintain extremely complex transportation pipelines, typically with multiple inputs flowing directly from rail cars into the plants. Their cars serve literally as warehouses on wheels. Most manufacturers in this industry make a huge investment in rail cars in order to maintain large fleets partly to offset variables in rail transportation. With
90 per cent-plus reliability that removes the variables, CN can help reduce that investment.

                                           Canadian National Railway Company 19

Moving shipments from truck to rail has an immediate impact on transportation costs. Trucking normally commands a premium based on reliability, speed and simplicity. Traditionally, the complexity of the carload business has been a major barrier to rail penetration.

     CN is working to change that. In recent years, we have captured a significant amount of traffic from trucks in key intercontinental corridors through continuous transit time reduction and ongoing investment in new equipment.

     Our strategy in merchandise is to identify areas currently handled by trucks that are natural for railroads. Rail transportation isn't as well suited for shippers with 24-48-hour transit windows, but there are vast numbers of small- to medium-sized shippers who use trucks exclusively because they are simply not accustomed to utilizing rail. For instance, shippers of rolled steel and aluminum ingots supplying the automotive industry are increasingly discovering the benefits - fewer weight restrictions and greater load efficiency at two to three truckloads per car - of precision scheduled rail service. Increasingly, they are becoming CN customers.

From between
the white
lines to the
main line

>
Many suppliers of aluminum ingots used in the automotive industry have traditionally relied upon truck transportation to ship product. CN's high-quality service is encouraging suppliers to take advantage of the greater load efficiency and fewer weight restrictions of rail.

20 Canadian National Railway Company

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                                           Canadian National Railway Company 21

CN at a glance

CN derives revenue from seven business units - a balanced mix of goods moving over a network of approximately 18,000 route miles of track spanning North
America. CN is the only rail network on the continent to connect three coasts -
the Pacific, the Atlantic and the Gulf of Mexico.

Statistical summary
-------------------------------------------------------------------------------
                                                      2002      2001*     2000
                                                      ----      -----     ----
Route miles (includes Canada and the U.S.)           17,821    17,986    15,532
Carloads (thousands)                                  4,164     3,821     3,796
Gross ton miles (millions)                          309,295   293,857   288,150
Revenue ton miles (millions)                        159,876   153,095   149,557
Rail employees (average for the year)                23,190    22,668    22,457
Diesel fuel consumed (liters in                       1,420     1,328     1,292
millions)
Diesel fuel consumed (U.S. gallons in millions)         375       351       341
Average fuel price per liter (dollars)              $  0.32   $  0.36   $  0.33
Average fuel price per U.S. gallon (dollars)        $  1.20   $  1.35   $  1.24

*    Includes Wisconsin Central Transportation Corporation from October 9,
     2001.

2002 data
                                                                               Freight revenue
Freight revenues             (millions)  Revenue ton miles    (millions)      per revenue ton mile    (cents)
----------------             ----------  -----------------    ----------      --------------------    -------
Petroleum and chemicals     $1,102       Petroleum and         30,006          Petroleum and            3.67
                                         chemicals                             chemicals
Metals and minerals            521       Metals and minerals   13,505          Metals and minerals      3.86
Forest products              1,323       Forest products       33,551          Forest products          3.94
Coal                           326       Coal                  14,503          Coal                     2.25
Grain and fertilizers          986       Grain and             35,773          Grain and fertilizers    2.76
                                         fertilizers
Intermodal                   1,052       Intermodal            29,257          Intermodal               3.60
Automotive                     591       Automotive             3,281          Automotive              18.01

Freight revenues                                Revenue - traffic mix
2002 percentage data                                Per cent
--------------------                           ---------------------
                   19% Petroleum and chemicals                 57% U.S. domestic and transborder
                    9% Metals and minerals        [GRAPHIC     19% Overseas
                   22% Forest products               OMITTED]  24% Canadian domestic
 [GRAPHIC           5% Coal
    OMITTED]       17% Grain and fertilizers
                   18% Intermodal
                   10% Automotive

We believe the balance of our business mix positions us well to weather economic downturns and maximizes our potential to grow revenue by competing with trucks.

Petroleum and chemicals
Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of CN's petroleum and chemicals shipments originate in the Gulf of Mexico, in Alberta and in eastern Canada, and are destined for customers in Canada, the United States and overseas export.

Metals and minerals
CN's metals and minerals business consists primarily of nonferrous base metals, steel, equipment and parts. Exclusive access to major mines and smelters throughout North America makes CN a leader in the transportation of copper, lead, zinc concentrates, refined metals and aluminum.

Forest products
CN is the largest carrier of forest products in North America. The product lines for this business unit include various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. In Canada, CN enjoys superior access to the major fiber-producing regions. In the United States, CN is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads.

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22 Canadian National Railway Company

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Coal
CN moves both Canadian and U.S. thermal coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. U.S. thermal coal is transported from mines in southern Illinois or from western U.S. mines via interchange with other railroads to utilities in the U.S. Midwest.

Grain and fertilizers
CN's grain and fertilizer business transports commodities grown in western
Canada and the U.S. Midwest. The majority of grain and grain products carried by CN are for export. In the United States, CN handles grain grown in Illinois and Iowa for export, as well as to domestic processing facilities and feed markets. CN also serves producers of potash, ammonium nitrate, urea and other fertilizers.

Intermodal
CN's intermodal business consists of two product segments. The first segment, domestic, is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels. The second, the international segment, handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax, Mobile and New Orleans.

Automotive
CN is a leading carrier of automotive products originating in southwestern
Ontario and Michigan. This business unit moves both finished vehicles and parts within the United States, Canada and Mexico. CN also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.

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                                                                             23

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Dear Fellow Shareholders:

The past year has been one of challenge and change at CN. Economic challenges and drought in the grain producing areas served by CN caused our management to work even harder to produce good results. The departure of Paul Tellier in
December confirmed our resilience and our succession planning.  We welcome
Hunter Harrison as our new President and Chief Executive Officer with great enthusiasm.

     The challenges of corporate governance issues throughout corporate America highlighted our good governance practices, which have been a priority for our company since our Initial Public Offering.

     CN has always been a leader in good corporate governance.  We have from our inception had a separate non-executive chair as well as independent and financially literate members forming our audit committee. Our Board meets regularly without management, which illustrates the strength and independence of our Board. Investor Relations magazine awarded CN its top corporate governance award. CN has also received the Korn/Ferry-Revue Commerce award for the best corporate governance practices in Quebec.

     We will always strive to maintain these high standards - it is part of our proud tradition, ensuring we will always be accountable to those who invest in our company.

     CN directors have made substantial personal investments in our company, clearly an illustration of the close alignment of the interests of the Board of
Directors with those of our shareholders.

     After 10 years as President and Chief Executive Officer of CN, Paul
Tellier has chosen to pursue new challenges at Bombardier Inc. We are grateful to Paul for his inspired leadership and especially for leaving the company ready for his successor with a strong balance sheet and a clear sense of direction.

     We are all committed to continue the path of excellence Paul established, and our new President and Chief Executive Officer, Hunter Harrison, North
America's Railroader of the Year in 2001, is well equipped to take CN to the next level.

     The Board is very optimistic that with the depth of leadership at CN, we can and intend to maintain our position as North America's most efficient and profitable railroad.

     To our dedicated employees at CN, we are grateful for your continued
commitment to excellence; to my fellow Board members, I am very appreciative of your conscientious attention to maintaining the high standards you have set;
and finally to our shareholders, we will always appreciate and respect your investment by our commitment to delivering solid shareholder value.

Sincerely,

(signed)
David McLean, O.B.C. LL.D.
Chairman of the Board

24 Canadian National Railway Company

Pulling together...

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Canadian National Railway Company 25

for a brighter future

Safety above all; lifelong learning; community support; and commitment to action. These are the values that form the bedrock of CN's community investment philosophy. Our goal is simple: we seek, through our resources, our talents and our time, to help make our communities better places to live and work.

     CN's corporate citizenship philosophy, called "Pulling Together," is focused on four areas: community safety, transportation education, community response and United Way/Centraide - areas carefully chosen so our efforts have the best chance to make a difference.

     Because we know North America's prosperity is closely linked to its transportation infrastructure, we support study and research in transportation, encouraging young people to get involved in the field and help shape the future.  We focus our support on creating and helping to sustain centers of excellence in transportation education and policy by providing funds for university chairs, scholarships and postgraduate fellowships. A few notable examples of our support in 2002:

Sustainable Transport, Logistics and Supply Chain Management Chair, University
of Manitoba - A major donation from CN helped to create this chair, to be held at the university's I.H. Asper School of Business starting in 2003. The chair is part of a new program in logistics, transportation and supply chain management at one of Canada's premier centers of study in the transportation field.

The CN Transportation and Logistics Management Fund, University of
Wisconsin-Superior - In 2002, CN made a significant contribution to help develop programs and fund scholarships at the school in the transportation management field of study. The fund will provide income to support research projects, scholarships for students majoring in transportation management who maintain high academic standards and program development such as the purchase of specialized simulation software.

The CN Intermodal Transportation Chair, Universite de Montreal -
The CN chair, created in 2002, continues a long relationship between
CN and one of Canada's most prestigious institutions of higher learning.
The chair will devote itself primarily to research on intermodal transportation, addressing a range of topics, from the transport of goods to government transportation policies.

26 Canadian National Railway Company

[GRAPHIC OMITTED]

                                           Canadian National Railway Company 27

Glossary of Terms

Average length of haul - The average distance in miles one ton is carried. Computed by dividing total ton-miles by tons of freight.

Carload - A one-car shipment of freight from one consignor to one consignee.

Car velocity - Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class 1 railroad - As determined by the U.S. Surface Transportation
Board, a railroad with annual operating revenues that exceed the threshold indexed to a base of U.S.$250 million in 1991 dollars.

Gross ton miles - The weight of railway cars and contents behind the locomotives expressed in tons multiplied by the distance in miles from the originating location to the destination on the railroad.

Intermodal service - In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul - The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track - A track extending through and between stations upon which trains are operated.

Operating ratio - The ratio of operating expenses to operating revenues.

Regional railroad - As defined by the Association of American
Railroads, a regional railroad is one that operates at least 350 miles of track and/or has annual revenues of at least U.S.$40 million but less than the Class 1 threshold indexed to a base of U.S.$250 million in 1991 dollars.

Revenue ton mile - The movement of a ton of freight over one mile for revenue.

Right-of-way - A strip of land of various widths upon which a rail track is built.

Rolling stock - Transportation equipment on wheels, especially locomotives and freight cars.

Route miles - The miles of right-of-way operated by a railroad. In multiple track territories only one track counts as route miles.

Scheduled railroad - Running a scheduled railroad is a disciplined process that handles individual car movements according to a specific plan where possible and that manages expectations to meet agreed upon customer commitments.

Siding - A track auxiliary to the main track for meeting or passing trains, or a track for industrial purposes.

Through train - A train operated between two or more major
concentration or distribution points.

Trip plan - A trip plan is a detailed chain of train handling events describing how a car(s) can be handled from the shipper's door to the consignee's door. Trip plans are expressed in hours and are tailored for each specific customer location.

Unit train - A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

Waybill - The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and waybill reference for previous services, and the amount prepaid.

Yard - A system of tracks within defined limits, designed for switching services.

Yard dwell - Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

28 Canadian National Railway Company

Financial Section (U.S. GAAP)

Contents

Canadian National Railway Company
-------------------------------------------------------------------------------
30 Selected Railroad Statistics
31 Management's Discussion and Analysis
49 Management Report
49 Auditors' Report
50 Consolidated Statement of Income
51 Consolidated Statement of Comprehensive Income
52 Consolidated Balance Sheet
53 Consolidated Statement of Changes in Shareholders' Equity
54 Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------
55 1 Summary of significant accounting policies
58 2 Accounting changes
58 3 Acquisition of Wisconsin Central Transportation Corporation
59 4 Accounts receivable
59 5 Properties
60 6 Other assets and deferred charges
60 7 Credit facilities
60 8 Accounts payable and accrued charges
61 9 Other liabilities and deferred credits
62 10 Long-term debt
63 11 Capital stock and convertible preferred securities
63 12 Stock plans
65 13 Pensions
66 14 Workforce reduction charges
66 15 Interest expense
66 16 Other income
67 17 Income taxes
67 18 Segmented information
68 19 Earnings per share
68 20 Major commitments and contingencies
70 21 Financial instruments
71 22 Other comprehensive income (loss)
72 23 Quarterly financial data - unaudited
72 24 Comparative figures

                                   U.S. GAAP

                                          Canadian National Railway Company  29

Selected Railroad Statistics

Year ended December 31,                                 2002    2001(1)     2000
--------------------------------------------------------------------------------
Rail operations

Freight revenues ($ millions) ......................   5,901     5,457     5,236

Gross ton miles (millions) ......................... 309,295   293,857   288,150

Revenue ton miles (RTM) (millions) ................. 159,876   153,095   149,557

Route miles (includes Canada and the U.S.) .........  17,821    17,986    15,532

Operating expenses per RTM (cents) .................    2.90      2.59      2.53

Adjusted operating expenses per RTM (cents) (2) ....    2.65      2.53      2.53

Freight revenue per RTM (cents) ....................    3.69      3.56      3.50

Carloads (thousands) ...............................   4,164     3,821     3,796

Freight revenue per carload ($) ....................   1,417     1,428     1,379

Diesel fuel consumed (liters in millions) ..........   1,420     1,328     1,292

Average fuel price ($/liter) .......................    0.32      0.36      0.33

Revenue ton miles per liter of fuel consumed .......     113       115       116

Gross ton miles per liter of fuel consumed .........     218       221       223

Diesel fuel consumed (U.S. gallons in millions) ....     375       351       341

Average fuel price ($/U.S. gallon) .................    1.20      1.35      1.24

Revenue ton miles per U.S. gallon of fuel
  consumed .........................................     426       436       439

Gross ton miles per U.S. gallon of fuel consumed ...     825       837       845

Locomotive bad order ratio (%) (3) .................     7.0       7.1       7.0

Freight car bad order ratio (%) ....................     6.0       5.7       5.1

Productivity
Adjusted operating ratio (%) (2) ...................    69.4      68.5      69.6

Freight revenue per route mile ($ thousands) .......     331       303       337

Revenue ton miles per route mile (thousands) .......   8,971     8,512     9,629

Freight revenue per average number of
  employees ($ thousands) ..........................     254       241       233

Revenue ton miles per average number of
  employees (thousands) ............................   6,894     6,754     6,660

Employees
Number at end of period ............................  22,114    22,868    21,378

Average number during period .......................  23,190    22,668    22,457

Labor and fringe benefits expense per RTM (cents) ..    1.15      1.06      0.98

Adjusted labor and fringe benefits expense per
  RTM (cents)(4) ...................................    1.07      1.00      0.98

Injury frequency rate per 200,000 person hours .....     3.0       4.4       5.5

Accident rate per million train miles ..............     2.0       2.0       2.1
                                                      ==========================

(1)  Includes Wisconsin Central Transportation Corporation from October 9,
     2001.

(2)  Excludes a 2002 charge of $281 million to increase the Company's provision for U.S. personal injury and other claims, and workforce reduction charges of $120 million and $98 million in 2002 and 2001, respectively, as discussed in the Company's Management's Discussion and Analysis on pages
     31 and 35.

(3)  In 2002, the Company expanded its measure of bad order locomotives to include all those not available for service, including on-line failures.
     The comparative figures have been restated accordingly.

(4)  Excludes workforce reduction charges recorded in 2002 and 2001.

30  Canadian National Railway Company

Management's Discussion and Analysis

Management's discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC),
Illinois Central Corporation (IC) and Wisconsin Central Transportation
Corporation (WC), the latter from October 9, 2001. As used herein, the word
"Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in
Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). This MD&A should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto.

Financial results

2002 compared to 2001
On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. Accordingly, in the following discussion, the Company's results include the results of operations of WC, which were fully integrated into those of the Company in 2002.

The Company recorded consolidated net income of $800 million ($4.07 per basic share) for the year ended December 31, 2002 compared to $1,040 million ($5.41 per basic share) for the year ended December 31, 2001.Diluted earnings per share were $3.97 for the current year compared to $5.23 in 2001. Operating income was $1,469 million for 2002 compared to $1,682 million in 2001.

The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations. Included in 2002 is a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company's provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In 2001, the Company recorded a deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada, a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the
Company's net investment in 360networks Inc. of $99 million, or $71 million after tax and a gain of $101 million, or $73 million after tax related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company
(DRT).

Excluding the effects of the items discussed in the preceding paragraph, adjusted consolidated net income(1) was $1,052 million ($5.35 per basic share or $5.22 per diluted share) in 2002 compared to $978 million ($5.09 per basic share or $4.92 per diluted share) in 2001, an increase of $74 million, or
8%. Adjusted operating income,(1) which excludes the 2002 charge to increase the
Company's provision for U.S. personal injury and other claims and the 2002 and
2001 workforce reduction charges, increased by $90 million, or 5%, to $1,870 million. The adjusted operating ratio was 69.4% in 2002 compared to 68.5% in
2001, a 0.9-point increase.

(1) The Company's results of operations include items affecting the comparability of results. Management believes adjusted consolidated net income and the resulting adjusted performance measures for such items as operating income, operating ratio, per share data and other statistical measures are useful measures of performance that facilitate period-to-period comparisons.
These adjusted measures do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore, should not be considered in isolation.

Revenues
Revenues for the year ended December 31, 2002 totaled $6,110 million compared to $5,652 million in 2001. The increase of $458 million, or 8%, was mainly due to the inclusion of a full year of revenues attributable to the operations of
WC in 2002.In addition, revenue gains were made in petroleum and chemicals, automotive, intermodal and forest products. These overall increases in revenues were partly offset by continued weakness in Canadian grain, coal, and metals and minerals. Revenue ton miles increased by 4% relative to 2001 and freight revenue per revenue ton mile increased by 4%.

Year ended December 31,     2002       2001    2002        2001       2002      2001
-----------------------------------------------------------------------------------------
                                                                       Freight revenue
                                 Revenues      Revenue ton miles    per revenue ton mile
-----------------------------------------------------------------------------------------
                                           In millions                  In cents
-----------------------------------------------------------------------------------------
Petroleum and chemicals   $ 1,102   $   923    30,006    25,243       3.67       3.66
Metals and minerals ...       521       458    13,505    10,777       3.86       4.25
Forest products .......     1,323     1,088    33,551    29,639       3.94       3.67
Coal ..................       326       338    14,503    15,566       2.25       2.17
Grain and fertilizers .       986     1,161    35,773    42,728       2.76       2.72
Intermodal ............     1,052       969    29,257    26,257       3.60       3.69
Automotive ............       591       520     3,281     2,885      18.01      18.02
Other items* ..........       209       195         -         -          -          -
                          ------------------------------------
Total .................   $ 6,110   $ 5,652   159,876   153,095       3.69       3.56
                          =====================================

*    Principally non-freight revenues derived from third parties.

                                   U.S. GAAP

                                          Canadian National Railway Company  31

Management's Discussion and Analysis

Petroleum and chemicals
Revenues for the year ended December 31, 2002 increased by $179 million, or 19%, over 2001.Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, strong sulfur traffic to the United States and offshore markets and market share gains in various sectors. The revenue per revenue ton mile remained relatively unchanged for the year as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul for non-WC traffic.

Forest products
Revenues for the year ended December 31, 2002 increased by $235 million, or 22%, over 2001.Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, a strong
North American housing market and improving pulp and paper markets.
Also contributing to growth in the second half of the year were strong lumber shipments from CN's western lumber producers. The increase in revenue per revenue ton mile of 7% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

[GRAPHIC OMITTED]

Metals and minerals
Revenues for the year ended December 31, 2002 increased by $63 million, or 14%, over 2001. The increase was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, market share gains in the non-ferrous segment, particularly aluminum, and strong construction materials traffic. Partly offsetting these gains were the effects of weak steel markets in the first half of the year, one-time gains in 2001 and reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by
9% over 2001 mainly due to an increase in longer haul traffic and the inclusion of certain lower rated WC traffic.

Coal
Revenues for the year ended December 31, 2002 decreased by $12 million, or 4%, from 2001. The decrease was mainly attributable to weak
Canadian coal exports to offshore markets and reduced demand from power utilities in the first half of the year. The revenue per revenue ton mile increase of 4% was mainly due to a decrease in longer haul traffic.

[GRAPHIC OMITTED]

                                   U.S. GAAP

32 Canadian National Railway Company

Management's Discussion and Analysis

Grain and fertilizers
Revenues for the year ended December 31, 2002 decreased by $175 million, or 15%, from 2001. The decrease reflects a significant deterioration in the Canadian grain crop, a decline in U.S. originated traffic and the loss of a potash move. Revenue per revenue ton mile increased by 1%
mainly as a result of an increase in regulated grain rates.

Automotive
Revenues for the year ended December 31, 2002 increased by $71 million, or 14%, over 2001. The increase reflects strong motor vehicle production in both Canada and the United States. Revenue per revenue ton mile remained relatively unchanged for the year as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul.

[GRAPHIC OMITTED]

Intermodal
Revenues for the year ended December 31, 2002 increased by $83 million, or 9%, over 2001. Growth in the international segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing North American markets, particularly in
Canada. Revenue per revenue ton mile decreased by 2%, mainly due to a higher average fuel surcharge in 2001 and an increase in the average length of haul.

[GRAPHIC OMITTED]

                                   U.S. GAAP

                                           Canadian National Railway Company 33

Management's Discussion and Analysis

Operating expenses
Operating expenses amounted to $4,641 million in 2002 compared to
$3,970 million in 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, higher
Casualty and other expenses resulting primarily from the 2002 charge to increase the Company's provision for U.S. personal injury and other claims, and increased expenses for labor and fringe benefits that included a higher workforce reduction charge in 2002 compared to 2001.
These increases were partly offset by lower fuel costs. Operating expenses, excluding the 2002 charge for U.S. personal injury and other claims and the 2002 and 2001 workforce reduction charges, amounted to $4,240 million, an increase of $368 million, or 10%, from 2001.(1)

Dollars in millions                          Year ended December 31,
-------------------------------------------------------------------------------
                                          2002                    2001
                                  ---------------------------------------------
                                                  % of                    % of
                                   Amount       revenue   Amount         revenue
                                   ------       -------   ------         -------
Labor and fringe benefits .....   $1,837         30.1%    $1,624         28.7%
Purchased services and material      778         12.7%       692         12.2%
Depreciation and amortization .      584          9.6%       532          9.4%
Fuel ..........................      459          7.5%       484          8.6%
Equipment rents ...............      346          5.7%       309          5.5%
Casualty and other ............      637         10.4%       329          5.8%
                                  ---------------------------------------------
Total .........................   $4,641                $  3,970
                                  =============================================

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $213 million, or 13%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, a higher workforce reduction charge in
2002, wage increases, and higher benefit expenses, including health and welfare, particularly in the U.S. These increases were partly offset by the effects of a reduced workforce in 2002.

In 2002, the Company announced 1,146 job reductions across all corporate and operating functions in a renewed drive to improve productivity and recorded a workforce reduction charge of $120 million.
Reductions relating to this and the 2001 workforce reduction charge were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These costs increased by $86 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of
WC in 2002 and higher expenses for professional services and joint facilities.
These increases were partly offset by reduced expenses for crew transportation and lodging in 2002.

Depreciation and amortization: Depreciation and amortization expense in 2002 increased by $52 million, or 10%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and the impact of net capital additions in the current year.

Fuel: Fuel expense in 2002 decreased by $25 million, or 5%, as compared to 2001. The decrease was primarily due to a lower average price of fuel, partially offset by the inclusion of a full year of expenses attributable to the operations of WC in 2002.

Equipment rents: These expenses increased by $37 million, or 12%, in
2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and lower car hire income, partly offset by reduced expenses for long-term operating leases.

Casualty and other: These expenses increased by $308 million, or 94%, in 2002 as compared to 2001. The increase was mainly due to higher expenses for personal injury and other claims which included a fourth quarter 2002 charge of $281 million to increase the provision for U.S.
personal injury and other claims, and higher derailment related expenses.
Partly offsetting these increases were lower expenses related to environmental matters and bad debts.

                                   U.S. GAAP

34 Canadian National Railway Company

Management's Discussion and Analysis

Other
Interest expense: Interest expense increased by $34 million to $361 million for the year ended December 31, 2002 as compared to 2001. The increase was mainly due to the financing related to the acquisition of
WC and the inclusion of a full year of WC expenses in 2002. Partly offsetting these increases was lower interest expense as a result of the conversion of the convertible preferred securities in July 2002 and the maturity of certain notes in 2001.

Other income: In 2002, the Company recorded other income of $76 million compared to $65 million in 2001. The increase was mainly due to the inclusion of a full year of equity in earnings of English Welsh and
Scottish Railway (EWS) in 2002 partly offset by lower gains on disposal of properties. Included in 2001 was a charge of $99 million to write down the Company's net investment in 360networks Inc. and a gain of
$101 million related to the sale of the Company's 50 percent interest in
DRT.

Income tax expense: The Company recorded income tax expense of $384 million for the year ended December 31, 2002 compared to $380 million in 2001. The effective tax rate for the year ended December 31, 2002 was 32.4% compared to 35.4% in 2001, excluding the 2001 deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada. The decrease in 2002 was primarily due to lower income tax rates in Canada.

2001 compared to 2000
The Company recorded consolidated net income of $1,040 million
($5.41 per basic share) for the year ended December 31, 2001 compared to $937 million ($4.81 per basic share) for the year ended December 31,
2000. Diluted earnings per share were $5.23 for 2001 compared to $4.67 in 2000. The results for 2001 include net income of $17 million related to the acquisition of WC. Operating income was $1,682 million for 2001 compared to $1,648 million in 2000. This represents an increase of
$34 million, or 2%.

The years ended December 31, 2001 and 2000 included items
impacting the comparability of the results of operations. Included in
2001 is a deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada, a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company's net investment in 360networks Inc. of $99 million, or $71 million after tax and a gain of $101 million, or $73 million after tax related to the sale of the Company's 50 percent interest in DRT. In
2000, the Company recorded a gain of $84 million, or $58 million after tax related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.
Excluding the effects of the items discussed in the preceding paragraph, adjusted consolidated net income(1) was $978 million ($5.09 per basic share or $4.92 per diluted share) in 2001 compared to $879 million
($4.51 per basic share or $4.39 per diluted share) in 2000. Adjusted operating income,(1) which excludes the 2001 charge for workforce reductions, increased by $132 million, or 8%, to $1,780 million. The adjusted operating ratio, which excludes the 2001 charge for workforce reductions, improved to 68.5% in 2001 from 69.6% in 2000, a 1.1-point betterment.

Revenues
Revenues for the year ended December 31, 2001 totaled $5,652 million compared to $5,428 million in 2000. The increase of $224 million, or 4%, was mainly attributable to the inclusion of $129 million of WC revenues and to gains in metals and minerals, intermodal, forest products and grain and fertilizers. This was partially offset by lower automotive revenues.
Revenue ton miles and freight revenue per revenue ton mile each increased by 2% as compared to 2000.

Year ended December 31,      2001      2000      2001      2000       2001     2000
----------------------------------------------------------------------------------------
                                                                      Freight revenue
                                Revenues        Revenue ton miles   per revenue ton mile
----------------------------------------------------------------------------------------
                                          In                             In
                                          millions                       cents
----------------------------------------------------------------------------------------
Petroleum and chemicals   $   923   $   894    25,243    24,858       3.66     3.60
Metals and minerals ...       458       392    10,777     9,207       4.25     4.26
Forest products .......     1,088     1,008    29,639    28,741       3.67     3.51
Coal ..................       338       328    15,566    15,734       2.17     2.08
Grain and fertilizers .     1,161     1,136    42,728    42,396       2.72     2.68
Intermodal ............       969       919    26,257    25,456       3.69     3.61
Automotive ............       520       559     2,885     3,165      18.02    17.66
Other items* ..........       195       192         -         -          -        -
                          -------------------------------------
Total .................   $ 5,652   $ 5,428   153,095   149,557       3.56     3.50
                          =====================================

*    Principally non-freight revenues derived from third parties.

                                   U.S. GAAP

                                           Canadian National Railway Company 35

Management's Discussion and Analysis

Petroleum and chemicals
Revenues for the year ended December 31, 2001 increased by $29 million, or 3%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in 2001 was driven by market share gains and plant expansions in the petroleum products sector, increased salt traffic, mainly in the early part of the year, and the weaker
Canadian dollar. Significant weakness in sulfur demand partially offset these increases. The revenue per revenue ton mile increase of 2% for
2001 was mainly attributable to the effect of the weaker Canadian dollar.

Metals and minerals
Revenues for the year ended December 31, 2001 increased by $66 million, or 17%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in 2001 was driven by strong
Canadian aluminum exports to the United States in line with weaker U.S.
production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the United States. Significant weakness in the steel markets partially offset overall growth. Revenue per revenue ton mile was essentially flat year over year.

Forest products
Revenues for the year ended December 31, 2001 increased by $80 million, or 8%, over 2000 of which $55 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains were partially offset by weakness in the pulp and paper markets due, in part, to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 5% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul
WC traffic.
Coal
Revenues for the year ended December 31, 2001 increased by $10 million, or 3%, over 2000 of which $7 million resulted from the inclusion of
WC revenues. Excluding WC, strong demand for thermal coal in 2001 was partially offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

Grain and fertilizers
Revenues for the year ended December 31, 2001 increased by $25 million, or 2%, over 2000 of which $15 million resulted from the inclusion of WC revenues. Excluding WC, growth was mainly driven by higher wheat shipments to the United States, increased market share of U.S.
corn and soybean traffic and higher exports of canola through Vancouver.
The 1% increase in revenue per revenue ton mile was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar, partially offset by the introduction of the Canadian grain revenue cap in
August 2000.

Intermodal
Revenues for the year ended December 31, 2001 increased by $50 million, or 5%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the international segment and from new service offerings in the domestic segment. Weaker economic conditions in the second half of
2001 led to slower growth. Revenue per revenue ton mile increased by
2% due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

Automotive
Revenues for the year ended December 31, 2001 decreased by $39 million, or 7%, from 2000. The revenue decline resulted from weakness in
North American vehicle production in 2001 and from one-time gains obtained in 2000 due, in part, to competitors' service problems. The decline was partially offset by the effect of the weaker Canadian dollar.
The increase in revenue per revenue ton mile of 2% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.

                                   U.S. GAAP

36 Canadian National Railway Company

Management's Discussion and Analysis

Operating expenses
Operating expenses amounted to $3,970 million in 2001 compared to
$3,780 million in 2000. The increase in 2001 was mainly due to the inclusion of $86 million of WC expenses, higher labor and fringe benefit expenses that included a charge for workforce reductions of $98 million, higher fuel costs, and increased expenses for equipment rents. Partially offsetting these increases were lower expenses for purchased services and material. Operating expenses, excluding the workforce reduction charge, amounted to $3,872 million, an increase of $92 million, or 2%, from 2000.(1)

Dollars in millions            Year ended December 31,        2001                       2000
-----------------------------------------------------------------------------------------------------
                                                                  % of                       % of
                                                       Amount      revenue     Amount         revenue
Labor and fringe benefits ...........................  $1,624       28.7%      $1,472          27.1%
Purchased services and material .....................     692       12.2%         746          13.8%
Depreciation and amortization .......................     532       9.4%          525          9.7%
Fuel ................................................     484       8.6%          446          8.2%
Equipment rents .....................................     309       5.5%          285          5.2%
Casualty and other ..................................     329       5.8%          306          5.6%
                                                       --------------------------------------------
Total ...............................................  $3,970                  $3,780
                                                       ==============================

Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $152 million, or 10%, as compared to 2000. The increase was mainly attributable to the workforce reduction charge, the inclusion of WC labor expense of $40 million, wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by lower pension and other benefit related expenses.

     The Company recorded a workforce reduction charge of $98 million in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 and the remainder was completed by the end of 2002). The charge included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These expenses decreased by $54 million, or 7%, in 2001 as compared to 2000. The decrease was mainly due to one-time consulting and professional fees related to a proposed combination in 2000, lower contracted services and higher recoveries in 2001 from work performed for third parties. This was partially offset by higher equipment repair and maintenance expenses and $12 million resulting from the inclusion of WC expenses.

Depreciation and amortization: Depreciation and amortization expense in 2001 increased by $7 million, or 1%, as compared to 2000. The effect of revised depreciation rates for certain assets mostly offset the increases related to net capital additions and the inclusion of WC depreciation of $10 million.

Fuel: Fuel expense in 2001 increased by $38 million, or 9%, as compared to 2000, primarily due to an increase in the average cost of fuel and the inclusion of $10 million of WC fuel expense.

Equipment rents: These expenses increased by $24 million, or 8%, in
2001 as compared to 2000. The increase was mainly attributable to lower lease and offline car hire income and the inclusion of $6 million of WC equipment rents. This was partially offset by lower private car mileage payments.

Casualty and other: These expenses increased by $23 million, or 8%, in
2001 as compared to 2000. The increase resulted from higher expenses for occupational disease claims and environmental matters, higher provincial capital taxes and the inclusion of $8 million of WC expenses.
This was partially offset by lower expenses for damaged equipment and merchandise claims and provincial sales tax recoveries in 2001.

Other

Interest expense: Interest expense increased by $16 million to $327 million for the year ended December 31, 2001 as compared to 2000. The increase was mainly due to the financing related to the acquisition of WC, the inclusion of $4 million of WC interest expense, and the impact of the weaker Canadian dollar on U.S. denominated interest costs. This was, in part, offset by the refinancing of a portion of matured debt at lower rates.

Other income: In 2001, the Company recorded other income of $65 million compared to $136 million in 2000.Included in 2001 is a charge of
$99 million to write down the Company's net investment in 360networks
Inc., a gain of $101 million related to the sale of the Company's 50 percent interest in DRT and $11 million of WC other income. The comparative
2000 period included an $84 million gain related to the 360networks Inc.
transaction.

                                   U.S. GAAP

                                           Canadian National Railway Company 37

Management's Discussion and Analysis

Income tax expense: The Company recorded an income tax expense of $380 million for the year ended December 31, 2001 compared to
$536 million in 2000.  The decrease in income tax expense was mainly due to a $122 million deferred income tax recovery recorded in 2001 resulting from the enactment of lower corporate tax rates in Canada.
Excluding this item, the effective tax rate for the year ended December
31, 2001 decreased to 35.4% from 36.4% in 2000 due mainly to lower tax rates in 2001.

Liquidity and capital resources

The Company's principal source of liquidity is cash generated from operations.
The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through its Accounts receivable securitization program. In addition, from time to time, the
Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was
$1,612 million for the year ended December 31, 2002 compared to
$1,621 million for 2001.Cash generated in 2002 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $398 million, $177 million and $156 million, respectively, compared to $322 million, $169 million and $149 million, respectively in 2001. Pension contributions and payments for income taxes were
$92 million and $65 million, respectively, compared to $69 million and
$63 million, respectively in 2001.  The Company increased the level of accounts receivable sold under its Accounts receivable securitization program by $5 million in 2002 and $133 million in 2001. Payments in 2003 for workforce reductions are expected to be $168 million while pension contributions are expected to be approximately $92 million.

Investing activities: Cash used by investing activities in 2002 amounted to $924 million compared to $2,173 million in 2001.  The Company's investing activities in 2002 included aggregate net proceeds of $69 million from the sale of its investments in Tranz Rail Holdings Limited and
Australian Transport Network Limited, and $28 million from the sale of
IC Terminal Holdings Company. Investing activities in 2001 included
$1,278 million related to the acquisition of WC as at October 9, 2001 and net proceeds of $112 million from the sale of DRT. Net capital expenditures for the year ended December 31, 2002 amounted to $938 million, including $76 million related to WC, a decrease of $3 million over 2001. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company anticipates that capital expenditures for 2003 will remain at approximately the same level as 2002.T his will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

     As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million.

Dividends: During 2002, the Company paid dividends totaling $170 million to its shareholders at the quarterly rate of $0.215 per share.

Free cash flow
The Company generated $513 million of free cash flow for the year ended December 31, 2002, compared to $443 million for the same 2001 period, excluding $1,278 million related to the 2001 acquisition of WC.
The Company defines free cash flow as cash provided from operating activities, excluding increases in the level of accounts receivable sold under the securitization program ($5 million in 2002, $133 million in 2001), less capital expenditures, other investing activities and dividends paid.

Financing activities: Cash used by financing activities totaled $546 million for the year ended December 31, 2002 compared to cash generated of $740 million in 2001.In 2002, issuances and repayments of long-term debt related principally to the Company's commercial paper and revolving credit facilities. In 2001, the Company issued debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and
U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, related to the acquisition of WC.

     In 2002, $203 million was used to repurchase common shares under the share repurchase program. In 2001, the Company also had a share repurchase program, under which it did not repurchase any common shares.

     During 2002, the Company recorded $114 million in capital lease obligations ($91 million in 2001) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facilities
In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003.
The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants.
Throughout the year, the Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The
Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding

                                   U.S. GAAP

38 Canadian National Railway Company

Management's Discussion and Analysis

at December 31, 2001 were entirely repaid in the first quarter of 2002. At
December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of
1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December 31, 2002, letters of credit under the revolving credit facility amounted to $295 million.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December
31, 2002, the Company had outstanding commercial paper of U.S.$136 million
(Cdn$214 million) compared to U.S.$213 million (Cdn$339 million) as at December
31, 2001.

Shelf registration statement
At December 31, 2002, the Company had U.S.$400 million remaining for issuance under its shelf registration statement, which expires in August 2003.

Accounts receivable securitization program
The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003.  The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations.  The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis, an increase of $5 million from the level of accounts receivable sold at December 31, 2001.

     The Receivables Purchase Agreement provides for customary indemnification provisions, which survive for a period of two years following the final purchase of any receivable, three years from the final collection date or until statute barred, in the case of taxes. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, for which there is no monetary limitation, as the Company does not expect to make any payments pertaining to the indemnifications of this program. Although there is no monetary limitation with respect to these indemnifications, the Company would not expect the amount to exceed the maximum limit under the program.

Contractual obligations and commercial commitments

In the normal course of business, the Company incurs contractual obligations and commercial commitments.  The following tables set forth material obligations and commitments as of December 31, 2002:

Contractual obligations                                                                   2008
                                                                                           and
In millions ...................    Total     2003     2004     2005     2006     2007  thereafter
-------------------------------------------------------------------------------------------------
Debentures and notes ..........   $4,167   $  394   $  419   $  158   $  394     $ 79   $2,723
Capital leases and other(a) ...    1,424      180      141      444       46       90      523
                                  ------------------------------------------------------------
Long-term debt ................    5,591      574      560      602      440      169    3,246
Operating leases ..............    1,154      212      188      167      139      120      328
                                  ------------------------------------------------------------
Total obligations .............   $6,745   $  786   $  748   $  769   $  579   $  289   $3,574
                                  ============================================================

Commercial commitments
                                                                                          2008
                                                                                           and
In millions ...................    Total     2003     2004     2005     2006     2007  thereafter
-------------------------------------------------------------------------------------------------
Standby letters of credit .....   $  403   $  401     $  1     $ -      $  1     $ -       $ -
Other commercial commitments(b)      183      112       71       -         -       -         -
                                  ------------------------------------------------------------
Total commitments .............   $  586   $  513     $ 72     $ -      $  1     $ -       $ -
                                  ============================================================

(a)  Excludes $498 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 14.6%.'=
(b)  Includes commitments for railroad ties, rail, freight cars and locomotives.

     For 2003 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

                                   U.S. GAAP

                                         Canadian National Railway Company   39

Management's Discussion and Analysis

Guarantees

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. As at December 31, 2002, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Standby letters of credit
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by highly rated banks, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2002, the maximum potential liability under these letters of credit was $403 million of which $334 million was for workers'
compensation and other employee benefits and $69 million was for equipment under leases and other.

    As at December 31, 2002, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2007.

Indemnifications

CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the
respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions.
These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

Share repurchase program

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of
$67.68 per share.

Termination of conversion rights of
5.25% convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the
Securities holders' right to convert their Securities into common shares of the
Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Acquisition of Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and began a phased integration of the companies' operations.

    The Company accounted for the merger using the purchase method of accounting as required by the Financial Accounting Standards Board's (FASB)
Statement of Financial Accounting Standards (SFAS) No. 141 "Business
Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the Company finalized the allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows: Current assets decreased by $10 million, Properties increased by $141 million, Other assets and deferred charges decreased by $98 million, Current liabilities increased by $10 million, Deferred income taxes increased by $16 million and Other liabilities and deferred credits increased by $3 million. The increase in Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition.

                                   U.S. GAAP

40  Canadian National Railway Company

Management's Discussion and Analysis

    The following table outlines the final fair values of WC's assets and liabilities acquired:

In millions
--------------------------------------------------------------------------------

Current assets ..........................................$  165
Properties .............................................. 2,576
Other assets and deferred charges........................   335
                                                         ------
Total assets acquired.................................... 3,076
                                                         ------

Current liabilities .....................................   363
Deferred income taxes ...................................   759
Other liabilities and deferred credits ..................   181
Long-term debt...........................................   472
                                                         ------
Total liabilities assumed ............................... 1,775
                                                         ------
Net assets acquired .....................................$1,301
                                                         ------

Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46,
"Consolidation of Variable Interest Entities." FIN No. 46 requires that an enterprise holding other than a voting interest in a Variable Interest Entity
(VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise will absorb a majority of the VIE's expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created entities after January 31, 2003. For pre-existing
VIEs, the provisions of the interpretation are effective for periods beginning after June 15, 2003. The Company does not expect FIN No. 46 to have a material impact on its financial statements.

    In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and
Disclosure Requirements for Guarantees, Including Indirect Guarantees of
Indebtedness of Others," which requires that a guarantor disclose and recognize in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable. The disclosure requirements are effective for periods ending after December 15, 2002, and have been reflected in the notes to the Company's 2002 consolidated financial statements. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company will apply the recognition and measurement provisions of FIN No. 45 on a prospective basis and, as such, does not expect it to have an initial material impact on its financial statements upon adoption.

    In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs
Associated with Exit or Disposal Activities," which requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. SFAS No. 146 is to be applied to exit or disposal activities initiated after December 31, 2002. The Company will apply SFAS No.
146 on a prospective basis and, as such, does not expect it to have an initial material impact on its financial statements upon adoption.

    In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset
Retirement Obligations," which requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. As a result of the issuance of SFAS No. 143, the Company is reviewing the accounting policy of its asset replacement program. A change in this policy will be treated as a change in accounting principle with a cumulative effect adjustment being recorded in the first quarter of 2003. This statement is effective for the Company's fiscal year beginning January 1, 2003. The Company is currently evaluating the impact of this statement on its financial statements.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post- retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management's more significant judg - ments and estimates in the preparation of the Company's consolidated financial statements and as such, are considered to be critical.
The following information should be read in conjunction with the Company's
Consolidated Financial Statements and notes thereto.

    Management has discussed the development and selection of the Company's critical accounting estimates with the Audit, Finance and Risk Committee of the
Company's Board of Directors and the Audit, Finance and Risk Committee has
reviewed the Company's related disclosures herein.

                                   U.S. GAAP

                                          Canadian National Railway Company  41

Management's Discussion and Analysis

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

    In Canada, employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

    Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in
Canada, estimates are based on case history, trends and judgment.

    In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the
Federal Employers' Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company's personal injury expense in recent years.
In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the
Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach.
Consequently, and as discussed in Note 2 to the Consolidated Financial
Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

    Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The
Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

    Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

    For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $25 million and the annual expense by approximately
$5 million.

    The Company's expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in 2002
($78 million in 2001 and $60 million in 2000) and payments for such items were
$156 million in 2002 ($149 million in 2001 and $111 million in 2000). As at
December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

Environmental matters

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and
other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase environmental assessment conducted on a site-by-site basis. A liability is initially recorded at the completion of the second phase and adjusted, if necessary, upon completion of the third and/or fourth phase depending on the facts, as they become known.

                                   U.S. GAAP

42  Canadian National Railway Company

Management's Discussion and Analysis

    The initial phase entails an overview of the pertinent site and includes obtaining and reviewing historical data. At the end of the second phase, the presence or absence of contamination is confirmed for those sites identified as a concern in the initial phase. Upon completion of phase three, the extent of the contamination is determined and if necessary, options are developed to monitor, contain or remediate the contamination. In the final phase, the remediation or containment program is put in operation.

    Cost scenarios are established by external consultants based on extent of contamination and expected costs for remedial efforts. The Company uses these scenarios to estimate the costs related to a particular site. At December 31,
2002, most of the Company's properties not acquired through recent acquisitions are approaching phase four and therefore costs related to such sites may change based on information as it becomes available. For properties acquired through recent acquisitions, the Company obtained assessments from both external and internal consultants and a liability has been accrued based on such assessments. These estimates may change based on information as it becomes available.

Unknown existing environmental concerns

The Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)    the lack of specific technical information available with respect to many sites;

(ii)   the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)  the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)   the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The Company's expenses relating to environmental matters, net of recoveries, have not been significant in the past three years. Payments for such items were $16 million in 2002 ($14 million in 2001 and $11 million in
2000). As at December 31, 2002, the Company had aggregate accruals for environmental costs of $106 million ($112 million at December 31, 2001). The
Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation lives

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives.
In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

    Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S.
properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB).
Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual useful lives differing from the Company's estimates.

    A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the
Company's results of operations. A change of one year in the composite useful life of the Company's fixed asset base would impact annual depreciation expense by approximately $12 million.

    Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2001, the Company conducted a comprehensive study for its Canadian properties, which revealed that estimated depreciable lives for certain asset types had increased, and therefore those asset lives were extended prospectively. As a result, depreciation expense was reduced by $44 million for the year ended December 31, 2001. The study conducted in 2000 for the Company's U.S. properties did not have an impact on depreciation expense.

                                   U.S. GAAP

                                          Canadian National Railway Company  43

Management's Discussion and Analysis

    In 2002, the Company recorded total depreciation and amortization expense of $591 million ($538 million in 2001 and $533 million in 2000). At December
31, 2002, the Company had Properties of $19,681 million, net of accumulated depreciation of $9,159 million ($19,145 million in 2001, net of accumulated depreciation of $9,006 million).

Pensions and other post-retirement benefits

The Company accounts for pension and other post-retirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106,
"Employers' Accounting for Post-retirement Benefits Other Than Pensions,"
respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The following description pertaining to pensions relate generally to the
Company's main pension plan, the CN Pension Plan. The Company's other pension plans are not significant.

    For pensions, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions, which uses management assumptions for the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase. The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30.
For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability.
Changes in these assumptions result in actuarial gains or losses which in accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company's results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

    The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 11 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 6.5%, based on bond yields prevailing at December 31, 2002, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point change in the discount rate would not cause a material change in the Company's net periodic benefit cost.

    To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns and the expected composition of the plans' assets. The Company has elected to use a market-related value of assets, whereby realized and unrealized capital gains and losses are recognized over a period of five years, while investment and dividend income are recognized immediately. The Company follows a disciplined investment strategy, which limits investments in international companies and prohibits investments in speculative type assets and as such, the Company does not anticipate the expected average rate of return on plan assets to fluctuate materially when compared to major capital market indices. During the last ten years ended December 31, 2002, the CN Pension Plan earned an annual average rate of return of 9.6%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return         2002     2001     2000     1999    1998
--------------------------------------------------------------------
Actual................  (0.3)%  (1.4)%   10.5%     15.0%   12.6%
Market-related value..   7.4%   10.2%    13.7%     13.8%   10.4%
--------------------------------------------------------------------

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. However, given the recent performance of its plan assets and the equity markets in North America, the Company will, effective for 2003, reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost in 2003 by approximately $50 million.

    Based on the fair value of the assets held as at December 31, 2002, the plan assets are comprised of 1% in cash and short-term investments, 40% in bonds and mortgages, 50% in Canadian and foreign equities and 9% in real estate and oil and gas assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

    The rate of compensation increase of 4% is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data

                                   U.S. GAAP

44  Canadian National Railway Company

Management's Discussion and Analysis

and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 18% in the current year, and it is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company's net periodic benefit cost for both pensions and other post-retirement benefits.

    The latest actuarial valuation of the CN Pension Plan was conducted as at
December 31, 2001 and indicated a funding excess. Based on the Pension Plan's current position, the Company's contributions are expected to be approximately
$75 million in each of 2003, 2004 and 2005. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plan in 2003.

    For pensions, the Company recorded consolidated net periodic benefit income of $20 million and $13 million in 2002 and 2001, respectively, and net periodic benefit cost of $6 million in 2000. Consolidated net periodic benefit cost for other post-retirement benefits was $45 million, $35 million, and $25 million in
2002, 2001, and 2000, respectively. At December 31, 2002, the Company's accrued benefit cost for post-retirement benefits other than pensions was $284 million
($258 million at December 31, 2001). In addition, at December 31, 2002, the
Company's consolidated pension benefit obligation and accumulated post-retirement benefit obligation were $11,243 million and $444 million, respectively ($11,156 million and $309 million at December 31, 2001).

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income.
Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2002, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

    The Company's deferred income tax asset is mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental, and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company's deferred income tax liability is mainly composed of temporary differences related to properties, including purchase accounting adjustments. Estimating the ultimate settlement period, given that depreciation rates in effect are based on information as it develops, requires judgment and management's best estimates. The reversal of timing differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. A one-percentage-point change in the Company's reported effective income tax rate would have the effect of changing the income tax expense by $12 million in 2002. In 2001, the Company recorded a reduction of
$90 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, for the year ended December 31, 2001, a deferred income tax recovery of $122 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income.

    For the year ended December 31, 2002, the Company recorded total income tax expense of $384 million ($380 million in 2001 and $536 million in 2000) of which $272 million was for deferred income taxes ($295 million in 2001 and $312 million in 2000). The Company's net deferred income tax liability at December
31, 2002 was $4,704 million ($4,438 million at December 31, 2001).

Business risks

Certain information included in this report may be "forward-looking statements"
within the meaning of the United States Private Securities Litigation Reform
Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the
Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

                                   U.S. GAAP

                                          Canadian National Railway Company  45

Management's Discussion and Analysis

Competition

The Company faces significant competition from a variety of carriers, including
Canadian Pacific Railway Company which operates the other major rail system in
Canada, serving most of the same industrial and population centers as the
Company, long distance trucking companies and, in certain markets, major U.S.
railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the
Company and, therefore, the Company's volumes, revenues and profit margins.

    To a greater degree than other rail carriers, the Company's subsidiary,
Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

    In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the
Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

    While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

    In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

    The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

                                   U.S. GAAP

46  Canadian National Railway Company

Management's Discussion and Analysis

Labor negotiations

Canadian workforce

As of January 2003, the Company has labor agreements with bargaining groups representing substantially its entire Canadian unionized workforce. These agreements are generally effective until December 31, 2003.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth,
Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and just recently
WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees' concerns and preferences, and the railways' actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

    As of January 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and 65% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i)
rate setting and network rationalization by the Canadian Transportation Agency
(the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii)
safety by the federal Minister of Transport under the Railway Safety Act
(Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration.
In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

    The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The
report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes, which, if adopted, would affect all modes of transportation, including rail. Concurrently, the Minister of
Transport launched a transportation blueprint consultation process, which could eventually lead to new legislation affecting rail and other transportation industries. No assurance can be given that any decisions by the federal government pursuant to the report's recommendations or in connection with the blueprint consultation process will not materially adversely affect the
Company's financial position or results of operations.

Financial instruments

Although the Company conducts its business and receives revenues primarily in
Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the
U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

    The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained.
However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

    To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At
December 31, 2002, the Company has hedged approximately 47% of the estimated
2003 fuel consumption and 25% of the estimated 2004 fuel consumption. This represents approximately 263 million U.S. gallons at an average price of
U.S.$0.5865 per U.S. gallon.

    Realized gains and losses from the Company's fuel hedging activities were a
$3 million gain, a $6 million loss and a $49 million gain for the years ended
December 31, 2002, 2001 and 2000, respectively.

    At December 31, 2002, Accumulated other comprehensive income included an unrealized gain of $30 million, $20 million after tax ($38 million unrealized loss, $25 million after tax at December 31, 2001), of which $29 million relates to derivative instruments that will mature within the next year.

                                   U.S. GAAP

                                          Canadian National Railway Company  47

Management's Discusson and Analysis

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the
Company would be required to indemnify third parties and others.
Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company's property, such as leases, licenses and easements; (c) contracts for the sale of assets; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures or fiscal agency agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g) transfer agent and registrar agreements in respect of the Company's securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material, however cannot be determined with certainty.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate.
In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.

    Global as well as North American economic conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

    Potential terrorist actions can have a direct or indirect impact on the
U.S. transportation infrastructure, including railway infrastructure, and interfere with the free flow of trade across the two countries. International conflicts can also have an impact on the Company's markets.

    The Company's revenues in 2001 were affected by widespread recessionary conditions. Although growth rebounded strongly in early 2002, there continues to be ongoing concern about the sustainability of the recovery due to uncertain consumer and business confidence. While economic growth is expected to continue in 2003, the Company remains cautious about business prospects.

    Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

    In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain. There continues to be widespread concerns about the impact of crop conditions on grain supplies in the near term.

    Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Selected quarterly financial data

Selected quarterly financial data for the eight most recently completed quarters ending December 31, 2002 is disclosed in Note 23 to the Company's 2002
Consolidated Financial Statements.

Disclosure controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of
January 21, 2003 (the "Evaluation Date") within the 90-day period leading to and ending on the filing date of this annual report, have concluded that the
Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the
Evaluation Date, there were no significant changes in the Company's internal controls or, to their knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures.

                                   U.S. GAAP

48  Canadian National Railway Company

Management Report

The accompanying consolidated financial statements of Canadian National Railway
Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments.
Financial information used elsewhere in the annual report is consistent with that in the financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk
Committee, consisting solely of outside directors. The Audit, Finance and Risk
Committee reviews the Company's consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the
Audit, Finance and Risk Committee meets regularly with the Chief, Internal
Audit, and with the shareholders' auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(signed)
Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 21, 2003

(signed)
Serge Pharand
Vice-President and Corporate Comptroller

January 21, 2003

Auditors' Report

To the Board of Directors of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway
Company as at December 31, 2002 and 2001 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31,
2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with generally accepted accounting principles in the United States.

     On January 20, 2003, we reported separately to the shareholders of the
Company on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

(signed)
KPMG LLP
Chartered Accountants

Montreal, Canada
January 20, 2003

                                   U.S. GAAP

                                           Canadian National Railway Company 49

Consolidated Statement of Income

                                       Year ended
In millions, except per share data     December 31,     2002           2001     2000
-------------------------------------------------------------------------------------

Revenues
   Petroleum and chemicals............................. $  1,102     $  923   $  894
   Metals and minerals.................................      521        458      392
   Forest products.....................................    1,323      1,088    1,008
   Coal................................................      326        338      328
   Grain and fertilizers...............................      986      1,161    1,136
   Intermodal..........................................    1,052        969      919
   Automotive..........................................      591        520      559
   Other items.........................................      209        195      192
                                                        ----------------------------
Total revenues.........................................    6,110      5,652    5,428
                                                        ----------------------------

Operating expenses
   Labor and fringe benefits (Note 14).................    1,837      1,624    1,472
   Purchased services and material.....................      778        692      746
   Depreciation and amortization (Note 2)..............      584        532      525
   Fuel................................................      459        484      446
   Equipment rents.....................................      346        309      285
   Casualty and other (Note 2).........................      637        329      306
                                                        ----------------------------
Total operating expenses...............................    4,641      3,970    3,780
                                                        ----------------------------

Operating income.......................................    1,469      1,682    1,648
Interest expense (Note 15).............................    (361)      (327)    (311)
Other income (Note 16).................................       76         65      136
                                                        ----------------------------
Income before income taxes.............................    1,184      1,420    1,473
Income tax expense (Note 17)...........................     (384)      (380)    (536)
                                                        ----------------------------
Net income.............................................   $  800     $1,040   $  937
                                                        ============================

Basic earnings per share (Note 19).....................   $ 4.07     $ 5.41   $ 4.81
Diluted earnings per share (Note 19)...................   $ 3.97     $ 5.23   $ 4.67
                                                        ============================

See accompanying notes to consolidated financial statements.

                                   U.S. GAAP

50  Canadian National Railway

Consolidated Statement of Comprehensive Income

In millions                        Year ended December 31,     2002       2001       2000
-----------------------------------------------------------------------------------------
Net income ..............................................   $   800    $ 1,040    $   937

Other comprehensive income (loss) (Note 22):
Unrealized foreign exchange gain (loss) on translation
  of U.S. dollar denominated long-term debt designated as
   a hedge of the net investment in U.S.subsidiaries ....        51       (202)       (91)
Unrealized foreign exchange gain (loss) on translation
  of the net investment in foreign operations ...........       (40)       308        191
Unrealized holding gain (loss) on investment in
  360networks Inc. (Note 6) .............................                (129)       129
Unrealized holding gain (loss) on fuel derivative
  instruments (Note 21) .................................        68        (38)
Minimum pension liability adjustment (Note 13) ..........       (20)       (17)
                                                            -------    -------    -------
Other comprehensive income (loss) before income taxes ...        59        (78)       229
Income tax expense on other comprehensive income (loss) .       (20)       (15)       (72)
                                                            -------    -------    -------
Other comprehensive income (loss) .......................        39        (93)       157
                                                            -------    -------    -------
Comprehensive income ....................................   $   839    $   947    $ 1,094
                                                            =======    =======    =======

See accompanying notes to consolidated financial statements

                                   U.S. GAAP

                                           Canadian National Railway Company 51

Consolidated Statement of Comprehensive Income

In millions                             December 31,       2002          2001
------------------------------------------------------------------------------

Assets

Current assets:
   Cash and cash equivalents.........................   $     25      $     53
   Accounts receivable (Note 4)......................        722           645
   Material and supplies.............................        127           133
   Deferred income taxes (Note 17)...................        122           153
   Other.............................................        196           180
                                                         -------       -------
                                                           1,192         1,164
Properties (Note 5)..................................     19,681        19,145
Other assets and deferred charges (Note 6)...........        865           914
                                                         -------       -------
Total assets.........................................   $ 21,738       $21,223
                                                         =======       =======

Liabilities and shareholders' equity

Current liabilities:
   Accounts payable and accrued charges (Note 8).....    $ 1,487       $ 1,374
   Current portion of long-term debt (Note 10).......        574           163
   Other.............................................         73           132
                                                         -------       -------
                                                           2,134         1,669
Deferred income taxes (Note 17)......................      4,826         4,591
Other liabilities and deferred credits (Note 9)......      1,406         1,345
Long-term debt (Note 10).............................      5,003         5,764
Convertible preferred securities (Note 11)...........          -           366

Shareholders' equity:
   Common shares (Note 11)...........................      4,785         4,442
   Accumulated other comprehensive income (Note 22)..         97            58
   Retained earnings.................................      3,487         2,988
                                                         -------       -------
                                                           8,369         7,488
                                                         -------       -------
Total liabilities and shareholders' equity...........    $21,738       $21,223
                                                         =======       =======

On behalf of the Board:

David G.A. McLean                                             E. Hunter Harrison
Director                                                       Director

See accompanying notes to consolidated financial statements.

                                    U.S. GAAP

52  Canadian National Railway Company

Consolidated Statement of Changes in Shareholders' Equity

                                              Issued and                Accumulated
                                             outstanding                      other                        Total
                                                  common     Common   comprehensive      Retained  shareholders'
In millions                                       shares     shares   income (loss)      earnings         equity
----------------------------------------------------------------------------------------------------------------
Balances December 31, 1999 ...................     202.4    $ 4,597       $   (6)       $ 1,531          $ 6,122
Net income ...................................         -          -            -            937              937
Stock options exercised and employee share
   plans (Note 11, 12) .......................       1.2         47            -              -               47
Share repurchase program (Note 11) ...........     (13.0)      (295)           -           (234)            (529)
Other comprehensive income (Note 22) .........         -          -          157              -              157
Dividends ($0.70 per share) ..................         -          -            -           (136)            (136)
                                                   -----    -------      -------        --------        ---------
Balances December 31, 2000 ...................     190.6      4,349          151          2,098            6,598
Net income ...................................         -          -            -          1,040            1,040
Stock options exercised (Note 11, 12) ........       2.1         93            -              -               93
Other comprehensive loss (Note 22) ...........         -          -          (93)             -              (93)
Dividends ($0.78 per share) ..................         -          -            -           (150)            (150)
                                                   -----    -------      -------        --------        ---------
Balances December 31, 2001 ...................     192.7      4,442           58          2,988            7,488
Net income ...................................         -          -            -            800              800
Stock options exercised (Note 11, 12) ........       1.8         75            -              -               75
Conversion of convertible preferred securities
  (Note 11) ..................................       6.0        340            -              -              340
Share repurchase program (Note 11) ...........      (3.0)       (72)           -           (131)            (203)
Other comprehensive income (Note 22) .........         -          -           39              -               39
Dividends ($0.86 per share) ..................         -          -            -           (170)            (170)
Balances December 31, 2002 ...................     197.5    $ 4,785      $    97        $ 3,487          $ 8,369
                                                   =====    =======      =======        ========         ========

See accompanying notes to consolidated financial statements.

                                   U.S. GAAP

                                          Canadian National Railway Company  53

Consolidated Statement of Cash Flows

In millions                                                   Year ended December 31,      2002       2001        2000
------------------------------------------------------------------------------------------------------------------------

Operating activities
   Net income ........................................................................   $   800    $ 1,040    $   937
   Adjustments to reconcile net income to net cash provided from operating activities:
      Depreciation and amortization (Note 18) ........................................       591        538        533
      Deferred income taxes (Note 17) ................................................       272        295        312
      Charge to increase U.S. personal injury and other claims liability (Note 2) ....       281
      Workforce reduction charges (Note 14) ..........................................       120         98
      Equity in earnings of English Welsh and Scottish Railway (Note 16) .............       (33)        (8)
      Gain on sale of investments (Note 16) ..........................................                (101)       (84)
      Write-down of investment (Note 16) .............................................                  99
      Other changes in:
         Accounts receivable .........................................................       (80)       199         80
         Material and supplies .......................................................                  11          6
         Accounts payable and accrued charges ........................................      (154)      (385)      (157)
         Other net current assets and liabilities ....................................       (18)       (27)       (36)
      Other ..........................................................................      (167)      (138)       (85)
                                                                                         -------    -------    -------
Cash provided from operating activities ..............................................     1,612      1,621      1,506

Investing activities
   Net additions to properties (Note 18) .............................................      (938)      (941)      (958)
   Acquisition of Wisconsin Central Transportation Corporation (Note 3) ..............              (1,278)
   Other, net ........................................................................        14         46        (23)
                                                                                         -------    -------    -------
Cash used by investing activities ....................................................      (924)    (2,173)      (981)

Dividends paid .......................................................................      (170)      (150)      (136)

Financing activities
   Issuance of long-term debt ........................................................     3,146      4,015        860
   Reduction of long-term debt .......................................................    (3,558)    (3,336)    (1,038)
   Issuance of common shares (Note 11) ...............................................        69         61         28
   Repurchase of common shares (Note 11) .............................................      (203)                (529)
                                                                                         -------    -------    -------
Cash provided from (used by) financing activities ....................................      (546)       740       (679)
                                                                                         -------    -------    -------
Net increase (decrease) in cash and cash equivalents .................................       (28)        38       (290)
Cash and cash equivalents, beginning of year .........................................        53         15        305
                                                                                         -------    -------    -------
Cash and cash equivalents, end of year ...............................................   $    25    $    53    $    15
                                                                                         =======    =======    =======

Supplemental cash flow information
   Payments for:
      Interest (Note 15) .............................................................   $   398    $   322    $   315
      Workforce reductions (Note 9) ..................................................       177        169        189

      Personal injury and other claims (Note 20) .....................................       156        149        111
      Pensions (Note 13) .............................................................        92         69         59
      Income taxes (Note 17) .........................................................        65         63        101
                                                                                         =======    =======    =======

See accompanying notes to consolidated financial statements.

                                   U.S. GAAP

54  Canadian National Railway Company

Notes to Consolidated Financial Statements

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New
Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago,
Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin,
Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN's revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for
which the Company acquired control and consolidated effective October 9, 2001.
The Company's investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company's United States (U.S.) operations are self-sustaining foreign entit ies with the U.S. dollar as their functional currency. The
Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency.
Accordingly, the U.S. operations' assets and liabilities and the Company's foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (Note 22). The Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S.
dollar denominated long-term debt are also included in Other comprehensive income. (Note 22).

     The Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S.
subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Other comprehensive income.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies
Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company's minimum threshold for capitalization. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

                                   U.S. GAAP

                                           Canadian National Railway Company 55

Notes to Consolidated Financial Statements

1  Summary of significant accounting policies (continued)

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value. Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized when the asset ceases to be used. Gains are recognized when they are realized.

H. Depreciation

The cost of properties, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class                                         Annual rate
----------------------------------------------------------------

Track and roadway........................................... 2%
Rolling stock............................................... 3%
Buildings................................................... 6%
Other....................................................... 4%
----------------------------------------------------------------

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to operations and includes:

(i)  the cost of pension benefits provided in exchange for employees' services rendered during the year,

(ii) the interest cost of pension obligations,

(iii)the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv) the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)  the expected long-term return on pension fund assets, and

(vi) the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

K. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the cost for the expected personal injury claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for unasserted occupational disease claims is also accrued to the extent they are probable and can be reasonably estimated.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

                                   U.S. GAAP

56  Canadian National Railway Company

Notes to Consolidated Financial Statements

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Stock-based compensation

The Company accounts for stock-based compensation in accordance with Accounting
Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees,"
and related interpretations. Accordingly, compensation cost is recorded for the
Company's performance-based stock option awards and no compensation cost is recorded for the Company's conventional stock option awards. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of Statement of Financial
Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation,"
the Company's pro forma net income and earnings per share would have been as follows:

                 Year ended December 31,  2002     2001    2000
-------------------------------------------------------------------------------

Net income, as reported (in millions)... $ 800   $1,040   $ 937
Add (deduct) compensation cost, net of
   applicable taxes, determined under:
   Intrinsic value method for
     performance-based awards (APB 25)..     9       19       3
   Fair value method for all
     awards (SFAS No. 123)..............   (45)     (28)    (23)
                                         --------------------------------------
Pro forma net income (in millions)...... $ 764   $1,031   $ 917
                                         --------------------------------------

Basic earnings per share, as reported... $4.07   $ 5.41   $4.81
Basic earnings per share, pro forma..... $3.88   $ 5.37   $4.70

Diluted earnings per share, as reported. $3.97   $ 5.23   $4.67
Diluted earnings per share, pro forma... $3.80   $ 5.19   $4.58
-------------------------------------------------------------------------------

     These pro forma amounts include compensation cost as calculated using the
Black-Scholes option-pricing model with the following assumptions:

                Year ended December 31,   2002     2001    2000
-------------------------------------------------------------------------------

Expected option life (years)...........    7.0      7.0     7.0
Risk-free interest rate................  5.79%    5.36%   5.38%
Expected stock price volatility........    30%      30%     30%
Average dividend per share.............  $0.86    $0.78   $0.70
-------------------------------------------------------------------------------

                Year ended December 31,   2002     2001    2000
-------------------------------------------------------------------------------

Weighted average fair value of
   options granted .................... $30.98   $13.79   $12.54
-------------------------------------------------------------------------------

P. Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB
Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN
No. 46 requires that an enterprise holding other than a voting interest in a
Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise will absorb a majority of the
VIE's expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created entities after
January 31, 2003. For pre-existing VIEs, the provisions of the interpretation are effective for periods beginning after June 15, 2003. The Company does not expect FIN No. 46 to have a material impact on its financial statements.

     In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and
Disclosure Requirements for Guarantees, Including Indirect Guarantees of
Indebtedness of Others," which requires that a guarantor disclose and recognize in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable. The disclosure requirements are effective for periods ending after December 15, 2002, and have been reflected in the
Notes to Consolidated Financial Statements. The recognition and measurement provisions are effective for guarantees issued or modified after December 31,
2002. The Company will apply the recognition and measurement provisions of FIN
No. 45 on a prospective basis and, as such, does not expect it to have an initial material impact on its financial statements upon adoption.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs
Associated with Exit or Disposal Activities," which requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. SFAS No. 146 is to be applied to exit or disposal activities initiated after December 31, 2002. The Company will apply SFAS No.
146 on a prospective basis and, as such, does not expect it to have an initial material impact on its financial statements upon adoption.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset
Retirement Obligations," which requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. As a result of the issuance of SFAS No. 143, the Company is reviewing the accounting policy of its asset replacement program. A change in this policy will be treated as a change in accounting principle with a cumulative effect adjustment being recorded in the first quarter of 2003. The statement is effective for the Company's fiscal year beginning January 1, 2003. The Company is currently evaluating the impact of this statement on its financial statements.

                                   U.S. GAAP

                                          Canadian National Railway Company  57

Notes to Consolidated Financial Statements

2 Accounting changes

2002
U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The
Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     The Company's U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million in 2002. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

2001
Depreciation

In 2001, the Company conducted a comprehensive depreciation study for its
Canadian properties to assess the reasonableness of the depreciable lives of properties based on current and historical information. The study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives were extended prospectively. As a result, depreciation and amortization expense was reduced by $44 million ($28 million after tax) in 2001.

Derivative financial instruments

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for
Derivative Instruments and Hedging Activities," as amended by SFAS No. 138
"Accounting for Certain Derivative Instruments and Certain Hedging Activities."
These statements require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or Other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The initial adoption of these statements on January 1, 2001 resulted in the recognition of an unrealized loss of $17 million ($11 million after tax) in Other comprehensive income. Of that amount, $8 million ($5 million after tax) was recognized in earnings during 2001. The adoption of these statements did not have a material impact on net income for 2001 since prior to its adoption, the Company had already deferred and amortized gains and losses in its results of operations.
Income and expense related to the hedged derivative financial instruments were recorded in the same category as that generated by the underlying asset or liability.

3 Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,301 million (U.S.$833 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7,
2001, the U.S. Surface Transportation Board rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the Merger using the purchase method of accounting as required by SFAS No. 141 "Business Combinations." As such, the
Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The
Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the
Company finalized the

                                   U.S. GAAP

58  Canadian National Railway Company

Notes to Consolidated Financial Statements

allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows: Current assets decreased by $10 million, Properties increased by $141 million, Other assets and deferred charges decreased by $98 million, Current liabilities increased by $10 million,
Deferred income taxes increased by $16 million and Other liabilities and deferred credits increased by $3 million. The increase in Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition.

     The following table outlines the final fair values of WC's assets and liabilities acquired:

In millions
----------------------------------------------------------------

Current assets...........................................$  165
Properties............................................... 2,576
Other assets and deferred charges........................   335
                                                         ------
Total assets acquired.................................... 3,076
                                                         ======

Current liabilities......................................   363
Deferred income taxes....................................   759
Other liabilities and deferred credits...................   181
Long-term debt...........................................   472
                                                         ------
Total liabilities assumed................................ 1,775
                                                         ------
Net assets acquired......................................$1,301
                                                         ======

     If the Company had acquired WC on January 1, 2000, based on the historical amounts reported by WC, net of the difference between the Company's cost to acquire WC and its net assets, revenues, net income, basic and diluted earnings per share would have been $6,090 million, $1,090 million, $5.67 per basic share and $5.48 per diluted share, respectively for the year ended December 31, 2001 and $5,961 million, $971 million, $4.98 per basic share and $4.84 per diluted share, respectively for 2000. These pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

4 Accounts receivable

In millions                           December 31, 2002    2001
-----------------------------------------------------------------------

Freight
   Trade.......................................... $321    $309
   Accrued........................................  150     119
Non-freight.......................................  310     298
                                                   ------------
                                                    781     726
Provision for doubtful accounts...................  (59)    (81)
                                                   ------------
                                                   $722    $645
                                                   ============

     The Company has a five-year revolving agreement, expiring in June 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis compared to $168 million and U.S.$113 million (Cdn$179 million) at December 31, 2001. Recourse is limited to 10% of receivables sold and consists of additional freight trade receivables that have been recorded in
Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight trade receivables sold. Other income included $9 million in 2002 and $10 million in each of 2001 and 2000 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     No servicing asset or liability has been recorded since the costs of servicing are compensated by the benefits of the agreement.

     The Receivables Purchase Agreement provides for customary indemnification provisions, which survive for a period of two years following the final purchase of any receivable, three years from the final collection date or until statute barred, in the case of taxes. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, for which there is no monetary limitation, as the Company does not expect to make any payments pertaining to the indemnifications of this program.

5 Properties

In millions                                          December 31, 2002                                 December 31, 2001
---------------------------------------------------------------------------------------------------------------------------------

                                                      Accumulated                                       Accumulated
                                              Cost   depreciation            Net                Cost   depreciation           Net
---------------------------------------------------------------------------------------------------------------------------------
Track, roadway and land................... $22,048         $6,265        $15,783             $21,582         $6,230       $15,352
Rolling stock ............................   4,057          1,506          2,551               3,913          1,456         2,457
Buildings.................................   1,819            880            939               1,715            826           889
Other.....................................     916            508            408                 941            494           447
                                           --------------------------------------------------------------------------------------
                                           $28,840         $9,159        $19,681             $28,151         $9,006       $19,145
                                           ======================================================================================
Capital leases included in rolling stock.. $ 1,351         $  233        $ 1,118             $ 1,249         $  209       $ 1,040
                                           ======================================================================================

                                   U.S. GAAP

                                          Canadian National Railway Company  59

Notes to Consolidated Financial Statements

6 Other assets and deferred charges

In millions                           December 31, 2002    2001
-----------------------------------------------------------------

Investments....................................... $380    $496
Prepaid benefit cost (Note 13)....................  353     251
Deferred receivables..............................   88     108
Unamortized debt issue costs......................   41      54
Other.............................................    3       5
                                                   ------------
                                                   $865    $914
                                                   ============

Investments

As at December 31, 2002, the Company had $368 million ($478 million at December
31, 2001) of investments accounted for under the equity method and $12 million
($18 million at December 31, 2001) of investments accounted for under the cost method.

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport
Network Limited (ATN)

In 2002, the Company sold its interests in Tranz Rail and ATN for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. Prior to the sale, the Company had accounted for these investments as "available for sale" in accordance with the FASB's Emerging Issues Task
Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold."

Investment in English Welsh and Scottish Railway (EWS)

Through its acquisition of WC in 2001, the Company acquired 40.9% of EWS, a company which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The final fair value of the investment at the date of acquisition was determined based on the discounted cash flow method and a multiple of EWS earnings. The Company accounts for its investment in EWS using the equity method. At December 31, 2002, the excess of the Company's share of the book value of EWS' net assets over the carrying value of the investment is being depreciated over the life of its assets and is not significant.

Investment in 360networks Inc.

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down 100% of its net investment in 360networks Inc. and subsequently sold all of its shares. In 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc. Prior to the write-down, the Company accounted for its investment in 360networks Inc. in accordance with SFAS No. 115, "Accounting for
Certain Investments in Debt and Equity Securities." The shares held were classified as "available-for-sale securities" whereby the investment was carried at market value on the balance sheet and the change in the value of the investment was recorded in Other comprehensive income as an unrealized holding gain. As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in Other comprehensive income.

7 Credit facilities

In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003. The credit facility provides for borrowings at various interest rates, including the
Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins.
The credit facility agreement contains customary financial covenants, based on
U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels.
Throughout the year, the Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The Company's commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2002, the Company had outstanding commercial paper of U.S.$136 million (Cdn$214 million) compared to U.S.$213 million (Cdn$339 million) as at December 31, 2001. The Company's borrowings of U.S.$172 million
(Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002. At December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of 1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December
31, 2002, letters of credit under the revolving credit facility amounted to
$295 million.

8 Accounts payable and accrued charges

In millions                          December 31,  2002    2001
----------------------------------------------------------------

Trade payables.................................. $  436  $  385
Income and other taxes..........................    251     236
Payroll-related accruals........................    235     218
Workforce reduction provisions..................    168     151
Personal injury and other claims (Note 20)......    136      51
Accrued charges.................................    113     131
Accrued interest................................    104     141
Accrued operating leases........................     18      19
Other...........................................     26      42
                                                  -------------
                                                  $1,487 $1,374
                                                  =============

                                   U.S. GAAP

60  Canadian National Railway Company

9 Other liabilities and deferred credits

In millions                          December 31,  2002    2001
----------------------------------------------------------------

Personal injury and other claims,
   net of current portion (Note 20)............. $  528  $  379
Workforce reduction provisions,
   net of current portion (A)...................    253     340
Accrual for post-retirement benefits
   other than pensions (B)......................    284     258
Environmental reserve, net of current portion...     81      73
Deferred credits and other......................    260     295
                                                  -------------
                                                  $1,406 $1,345
                                                  =============

A. Workforce reduction provisions (Note 14)

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next three years. Payments have reduced the provisions by $177 million for the year ended December 31, 2002 ($169 million for the year ended December 31, 2001). As at December 31, 2002, the aggregate provisions, including the current portion, amounted to $421 million ($491 million as at December 31, 2001).

B. Post-retirement benefits other than pensions

(i)  Change in benefit obligation

In millions                Year ended December 31, 2002    2001
---------------------------------------------------------------

Benefit obligation at beginning of year........... $309    $242
Amendments........................................   18      25
Actuarial loss....................................  101      20
Interest cost.....................................   23      19
Service cost......................................   13      11
Foreign currency changes..........................   (1)      6
Transfer from other plans.........................    -       5
Benefits paid.....................................  (19)    (19)
                                                   ------------
Benefit obligation at end of year................. $444    $309
                                                   ============

(ii) Funded status

In millions                           December 31, 2002    2001
----------------------------------------------------------------

Unfunded benefit obligation at end of year........ $444    $309
Unrecognized net actuarial loss................... (122)    (26)
Unrecognized prior service cost...................  (38)    (25)
                                                   ------------
Accrued benefit cost for post-retirement
   benefits other than pensions................... $284    $258
                                                   ============

(iii) Components of net periodic benefit cost

In millions       Year ended December 31, 2002     2001    2000
----------------------------------------------------------------

Interest cost............................  $23      $19     $15
Service cost.............................   13       11       8
Amortization of prior service cost.......    5        3       1
Recognized net actuarial loss............    4        2       1
                                           --------------------
Net periodic benefit cost................  $45      $35     $25
                                           ====================

(iv) Weighted-average assumptions

                            December 31,  2002     2001    2000
----------------------------------------------------------------

Discount rate........................... 6.65%    6.97%   6.95%
Rate of compensation increase........... 4.00%    4.00%   4.25%
----------------------------------------------------------------

     For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 17% for 2003 and 18% for 2002. It is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter.

     A one-percentage-point change in the health care cost trend rate would not cause a material change in the Company's net periodic benefit cost nor the post-retirement benefit obligation.

                                   U.S. GAAP

                                          Canadian National Railway Company  61

Notes to Consolidated Financial Statements

10 Long-term debt
                                                                                               Currency
                                                                                               in which            December 31,
In millions                                                                       Maturity      payable         2002         2001
---------------------------------------------------------------------------------------------------------------------------------
Debentures and notes: (A)
Canadian National series:
   6.63% 10-year notes .........................................................May 15, 2003       U.S.$       $  236       $  239
   7.00% 10-year notes .........................................................Mar. 15, 2004      U.S.$          419          422
   6.45% Puttable Reset Securities (PURS) (B)...................................July 15, 2006      U.S.$          394          398
   6.38% 10-year notes (C) .....................................................Oct. 15, 2011      U.S.$          631          636
   6.80% 20-year notes (C)......................................................July 15, 2018      U.S.$          315          318
   7.63% 30-year debentures.....................................................May 15, 2023       U.S.$          236          239
   6.90% 30-year notes (C)......................................................July 15, 2028      U.S.$          749          755
   7.38% 30-year debentures (C) ................................................Oct. 15, 2031      U.S.$          315          318
Illinois Central series:
   6.75% 10-year notes..........................................................May 15, 2003       U.S.$          158          159
   7.75% 10-year notes..........................................................May 1, 2005        U.S.$          158          159
   6.98% 12-year notes .........................................................July 12, 2007      U.S.$           79           80
   6.63% 10-year notes..........................................................June 9, 2008       U.S.$           32           32
   5.00% 99-year income debentures..............................................Dec. 1, 2056       U.S.$           12           12
   7.70%  100-year debentures ..................................................Sep. 15, 2096      U.S.$          197          199
Wisconsin Central series:
   6.63% 10-year notes..........................................................April 15, 2008     U.S.$          236          239
                                                                                --------------------------------------------------
Total debentures and notes ....................................................                                 4,167        4,205

Other:
   Revolving credit facilities (Note 7) .......................................                   U.S.$          142          273
   Commercial paper (D) (Note 7) ..............................................                   U.S.$          214          339
   Capital lease obligations, amounts owing under equipment agreements
      and other (E) ...........................................................                 Various        1,068        1,125
                                                                                -------------------------------------------------
Total other ...................................................................                                1,424        1,737
                                                                                -------------------------------------------------

Subtotal.......................................................................                                5,591        5,942

Less:
   Current portion of long-term debt ..........................................                                  574          163
   Net unamortized discount ...................................................                                   14           15
                                                                                -------------------------------------------------
                                                                                                                 588          178
                                                                                -------------------------------------------------
                                                                                                              $5,003       $5,764
                                                                                =================================================

A. The Company's debentures and notes are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July
15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original
PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15,
2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. Interest rates on commercial paper at December 31, 2002 range from approximately 1.4% to
1.7%.

                                   U.S. GAAP

62  Canadian National Railway Company

Notes to Consolidated Financial Statements

E. Interest rates for the capital leases range from approximately 3.0% to 14.6%
with maturity dates in the years 2003 through 2025. The imputed interest on these leases amounted to $498 million as at December 31, 2002, and $545 million as at December 31, 2001.

     The equipment agreements are payable by monthly or semi-annual installments over various periods to 2007 at interest rates ranging from 6.0%
to 6.7%. As at December 31, 2002, the principal amount repayable was $14 million ($19 million as at December 31, 2001). The capital leases, equipment agreements, and other obligations are secured by properties with a net carrying amount of $1,136 million as at December 31, 2002 and $1,108 million as at
December 31, 2001.

     During 2002, the Company recorded $114 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($91 million in 2001). An equivalent amount was recorded in debt.

F. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2002 but excluding repayments of commercial paper and revolving credit facility of $214 million and $142 million, respectively, for the next five years and thereafter, are as follows:

Year                                                In millions
-----------------------------------------------------------------

2003.................................................... $  574
2004....................................................    560
2005....................................................    246
2006....................................................    438
2007....................................................    164
2008 and thereafter.....................................  3,239
-----------------------------------------------------------------

G. The aggregate amount of debt payable in U.S. currency as at December 31,
2002 is U.S.$3,164 million (Cdn$4,987 million) and U.S.$3,334 million
(Cdn$5,302 million) as at December 31, 2001.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

o    Unlimited number of Common Shares, without par value

o    Unlimited number of Class A Preferred Shares, without par value issuable in series

o    Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2002, the Company issued 7.8 million shares of which 1.8 million shares
(2.1 million shares in 2001 and 1.2 million shares in 2000) was related to stock options exercised and 6.0 million shares was related to the conversion of the Company's convertible preferred securities. The total number of common shares issued and outstanding was 197.5 million as at December 31, 2002.

C. Convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the
Securities holders' right to convert their Securities into common shares of the
Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

     In 1999, the Company had issued 4.6 million 5.25% Securities due on June
30, 2029, at U.S.$50 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase programs

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of
$67.68 per share.

     In 2001, the Board of Directors of the Company approved a share repurchase program under which the Company did not repurchase any common shares.

     In 2000, $529 million was used to repurchase 13.0 million common shares, the maximum allowed under the program, pursuant to a normal course issuer bid at an average price of $40.70 per share.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company's major plans is provided below:

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 6% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees. Participation at December 31, 2002 was 8,911 employees (9,432 at December 31, 2001). The total number of ESIP shares purchased on behalf of employees, including the Company's contributions, was
497,459 in 2002, 516,726 in 2001 and 637,531 in 2000, resulting in a pre-tax charge to income of $9 million, $8 million and $6 million for the years ended
December 31, 2002, 2001 and 2000, respectively.

                                   U.S. GAAP

                                          Canadian National Railway Company  63

Notes to Consolidated Financial Statements

12  Stock plans (continued)

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004 of a combination of common stock of the Company, as to fifty percent, and cash value, as to the remaining fifty percent.

     The share units vest conditionally upon the attainment of targets relating to the Company's share price during the six-month period ending June 30, 2004.
At December 31, 2002, the total number of share units outstanding was 419,900, representing a potential maximum compensation cost of $42 million. Due to the nature of the vesting conditions, no compensation cost was recorded for 2002 and 2001. At December 31, 2002, an additional 45,100 share units remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31,
2002, an additional 2.6 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, and performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment. The total conventional and performance options outstanding at
December 31, 2002 were 9.1 million and 2.0 million, respectively.

    Changes in the Company's stock options are as follows:

                                           Number    Weighted-average
                                         of options   exercise price
---------------------------------------------------------------------
                                         In millions
--------------------------------------------------------------------

Outstanding at December 31, 1999 (1)......     8.3          $ 34.88
Granted ..................................     2.2          $ 35.33
Canceled .................................    (0.4)         $ 36.23
Exercised.................................    (1.2)         $ 22.19
                                               ---
Outstanding at December 31, 2000 (1)......     8.9          $ 34.95
Conversion of WC options..................     1.0          $ 58.63
Granted ..................................     2.4          $ 50.65
Canceled .................................    (0.3)         $ 46.01
Exercised.................................    (2.1)         $ 30.43
                                               ---
Outstanding at December 31, 2001 (1) (2)..     9.9          $ 43.62
Granted ..................................     3.2          $ 76.78
Canceled .................................    (0.2)         $ 56.98
Exercised.................................    (1.8)         $ 39.16
                                               ---
Outstanding at December 31, 2002 (1) (2)..    11.1          $ 53.50
                                              ====

(1)  Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2)  Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

    Stock options outstanding and exercisable as at December 31, 2002 were as follows:

                                                                       Options outstanding                   Options exercisable
---------------------------------------------------------------------------------------------------------------------------------
                                                                           Weighted-      Weighted-                     Weighted-
                                                                             average        average                       average
                                                               Number       years to       exercise          Number      exercise
Range of exercise prices                                   of options     expiration          price      of options         price
---------------------------------------------------------------------------------------------------------------------------------

                                                          In millions                                   In millions
---------------------------------------------------------------------------------------------------------------------------------

$13.50-$23.72 ..............................................      0.1              3        $ 17.23             0.1       $ 17.23
$25.18-$35.01 ..............................................      2.1              6        $ 33.59             1.2       $ 32.48
$35.70-$49.45 ..............................................      3.2              6        $ 44.69             2.7       $ 44.56
$50.02-$69.77 ..............................................      2.5              8        $ 51.43             0.8       $ 52.93
$70.04 and above ...........................................      3.2              9        $ 77.59             0.1       $ 97.09
                                                                -----             --        -------             ---       -------
Balance at December 31, 2002 (1) ...........................     11.1              7        $ 53.50             4.9       $ 44.01
                                                                =====                                           ===

(1)  Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

                                   U.S. GAAP

64  Canadian National Railway Company

Notes to Consolidated Financial Statements

D. Stock-based compensation cost

Compensation cost for performance-based stock option awards under these plans is determined by the options' intrinsic value in accordance with APB 25,
"Accounting for Stock Issued to Employees," and related interpretations.
Compensation cost recognized for stock-based awards was $9 million, $19 million and $3 million in 2002, 2001 and 2000, respectively. Disclosures required under the fair value measurement and recognition method prescribed by SFAS No. 123,
"Accounting for Stock-Based Compensation," are presented in Note 1 - Summary of significant accounting policies.

13 Pensions

The Company has retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The tables that follow pertain to all such plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan (the Pension Plan). The
Company's other pension plans are not significant.

Description of plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian
National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the
trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as
Administrator, complies with the provisions of the Pension Plan and the related legislation.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules.
Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are
determined by actuarial valuations conducted at least on a triennial basis.
These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2001 and indicated a funding excess. Based on the Pension
Plan's current position, the Company's contributions are expected to be approximately $75 million in each of 2003, 2004 and 2005.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension
Trust Funds and consist of cash and short-term investments, bonds, mortgages,
Canadian and foreign equities, real estate, and oil and gas assets. Based on the fair value of the assets held at December 31, 2002, the plan assets are comprised of 1% in cash and short-term investments, 40% in bonds and mortgages,
50% in Canadian and foreign equities and 9% in real estate and oil and gas assets.

(a) Change in benefit obligation

In millions             Year ended December 31,    2002    2001
----------------------------------------------------------------

Benefit obligation at beginning of year........ $11,156 $10,855
Interest cost..................................     714     701
Actuarial (gain) loss..........................     (92)     94
Service cost...................................      99      92
Plan participants' contributions...............      61      73
Foreign currency changes.......................      (1)      6
Benefit payments and transfers.................    (694)   (665)
                                                ---------------
Benefit obligation at end of year.............. $11,243 $11,156
                                                ===============

(b) Change in plan assets

In millions             Year ended December 31,    2002    2001
----------------------------------------------------------------

Fair value of plan assets at beginning of year. $11,763 $12,455
Employer contributions.........................      92      69
Plan participants' contributions...............      61      73
Foreign currency changes.......................      (1)      6
Actual return on plan assets...................     (39)   (175)
Benefit payments and transfers.................    (694)   (665)
                                                ---------------
Fair value of plan assets at end of year....... $11,182 $11,763
                                                ===============

(c) Funded status

In millions                           December 31, 2002    2001
----------------------------------------------------------------

Excess (deficiency) of fair value of plan assets
   over benefit obligation at end of year (1).....$ (61)  $ 607
Unrecognized net actuarial (gain) loss (1)........  282    (537)
Unrecognized net transition obligation............   19      39
Unrecognized prior service cost...................  113     133
                                                  -------------
Net amount recognized.............................$ 353   $ 242
                                                  =============

(1)  Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions                           December 31, 2002    2001
---------------------------------------------------------------

Prepaid benefit cost (Note 6)..................... $353    $251
Accrued benefit cost..............................    -      (9)
Additional minimum pension liability..............  (38)    (18)
Intangible asset..................................    1       1
Accumulated other comprehensive income (Note 22)..   37      17
                                                   ------------
Net amount recognized............................. $353    $242
                                                   ============

                                   U.S. GAAP

                                          Canadian National Railway Company  65

Notes to Consolidated Financial Statements

13 Pensions (continued)

(e) Components of net periodic benefit cost

In millions      Year ended December 31,    2002     2001    2000
------------------------------------------------------------------

Interest cost...........................   $ 714    $ 701   $ 690
Service cost............................      99       92      70
Amortization of net transition obligation     20       20      19
Amortization of prior service cost......      20       20      19
Expected return on plan assets..........    (874)    (846)   (792)
Recognized net actuarial loss...........       1        -       -
                                           ----------------------
Net periodic benefit cost (income)......   $ (20)   $ (13)   $  6
                                           ======================

(f) Weighted-average assumptions

                            December 31,  2002     2001    2000
---------------------------------------------------------------

Discount rate........................... 6.50%    6.50%   6.50%
Rate of compensation increase........... 4.00%    4.00%   4.25%
Expected return on plan assets for
   year ending December 31.............. 9.00%    9.00%   9.00%
---------------------------------------------------------------

     Effective January 1, 2003, the Company will reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost in 2003 by approximately $50 million.

     As at December 31, 2002, one of the Company's pension plans had an accumulated benefit obligation of $112 million ($106 million at December 31,
2001) in excess of the fair value of the plan assets of $77 million ($79 million at December 31, 2001) which gave rise to an additional minimum pension liability. The projected benefit obligation was $116 million at December 31,
2002 ($110 million at December 31, 2001).

     The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the
respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions.
These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

14 Workforce reduction charges

In 2002, the Company announced 1,146 job reductions, in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

15 Interest expense

In millions      Year ended December 31,  2002     2001    2000
----------------------------------------------------------------

Interest on long-term debt..............  $361     $329    $322
Interest income.........................     -       (2)    (11)
                                          ---------------------
                                          $361     $327    $311
                                          =====================
Cash interest payments..................  $398     $322    $315
                                          =====================

16 Other income

In millions       Year ended December 31, 2002     2001    2000
----------------------------------------------------------------

Gain on disposal of properties........... $ 41     $ 53    $ 57
Equity in earnings of English Welsh
   and Scottish Railway (Note 6).........   33        8       -
Investment income........................   18       22      10
Foreign exchange gain....................   12        7      10
Gain on sale of interest in Detroit
   River Tunnel Company (A)..............    -      101       -
Write-down of investment
   in 360networks Inc. (Note 6)..........    -      (99)      -
Gain on exchange of investment (Note 6)..    -        -      84
Net real estate costs....................  (15)     (20)    (22)
Other....................................  (13)      (7)     (3)
                                          ---------------------
                                          $ 76     $ 65    $136
                                          =====================

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor,
Ontario.

                                   U.S. GAAP

66 Canadian National Railway Company

Notes to Consolidated Financial Statements

17 Income taxes

The Company's consolidated effective income tax rate differs from the statutory
Federal tax rate. The reconciliation of income tax expense is as follows:

In millions     Year ended December 31,   2002     2001    2000
-----------------------------------------------------------------

Federal tax rate.......................   26.1%    28.1%   29.1%
Income tax expense at the statutory
   Federal tax rate....................$  (309)  $ (399) $ (429)
Income tax (expense) recovery
   resulting from:
   Provincial and other taxes..........   (140)    (178)   (180)
   Deferred income tax adjustment
     due to rate reductions............      -      122       -
   U.S. tax rate differential..........     (1)       3       9
   Gain on disposals and dividends.....      6       18      18
   Other...............................     60       54      46
                                       ------------------------
Income tax expense.....................$  (384)  $ (380) $ (536)
                                       ========================
Income before income taxes
   Canada.............................. $1,101   $1,153  $1,172
   U.S.................................     83      267     301
                                        -----------------------
                                        $1,184   $1,420  $1,473
                                        =======================
Current income taxes
   Canada..............................$  (130)  $  (99) $ (153)
   U.S.................................     18       14     (71)
                                       ------------------------
                                       $  (112)  $  (85) $ (224)
                                       ========================
Deferred income taxes
   Canada..............................$  (221)  $ (173) $ (290)
   U.S.................................    (51)    (122)    (22)
                                       ------------------------
                                       $  (272)  $ (295) $ (312)
                                       ========================
Cash payments for income taxes.........$    65   $   63  $  101
                                       ========================

     Significant components of deferred income tax assets and liabilities are as follows:

In millions                          December 31,  2002    2001
---------------------------------------------------------------

Deferred income tax assets
Workforce reduction provisions.................. $  144  $  178
Accruals and other reserves.....................    276     182
Post-retirement benefits........................     99      85
Losses and tax credit carryforwards.............     69      53
                                                 --------------
                                                    588     498
                                                 --------------
Deferred income tax liabilities
Properties and other............................  5,292   4,936
                                                 --------------

Total net deferred income tax liability.........  4,704   4,438
Net current deferred income tax asset...........    122     153
                                                 --------------
Net long-term deferred income tax liability       $4,826 $4,591
                                                 ==============

Net deferred income tax liability
   Canada....................................... $1,285  $1,050
   U.S..........................................  3,419   3,388
                                                 --------------
                                                  $4,704 $4,438
                                                  =============

     The Company expects to realize its deferred income tax assets from the generation of future taxable income, as the related payments are made and losses and tax credit carryforwards are utilized.

     The Company recognized tax credits of $9 million in 2002 for research and development expenditures ($35 million in 2001 for investment tax credits) not previously recognized, which reduced the cost of properties.

18 Segmented information

The Company operates in one business segment with operations and assets in
Canada and the United States.

Information on geographic areas

In millions     Year ended December 31,   2002     2001    2000
---------------------------------------------------------------

Revenues:
   Canadian rail....................... $3,726   $3,675  $3,650
   U.S. rail ..........................  2,384    1,977   1,778
                                        -----------------------
                                        $6,110   $5,652  $5,428
                                        =======================

Operating income:
   Canadian rail ...................... $1,163   $1,181  $1,199
   U.S. rail ..........................    306      501     449
                                        -----------------------
                                        $1,469   $1,682  $1,648
                                        =======================

Net income:
   Canadian rail....................... $  719   $  844  $  695
   U.S. rail ..........................     81      196     242
                                        -----------------------
                                        $  800   $1,040  $  937
                                        =======================

Depreciation and amortization:
   Canadian rail (A)................... $  343   $  309  $  336
   U.S. rail ..........................    248      229     197
                                        -----------------------
                                        $  591   $  538  $  533
                                        =======================

Capital expenditures: (B)
   Canadian rail (C) .................. $  717   $  723  $  802
   U.S. rail ..........................    335      274     310
                                        -----------------------
                                        $1,052   $  997  $1,112
                                        =======================

In millions                        December 31,    2002    2001
---------------------------------------------------------------

Identifiable assets:
   Canadian rail............................... $ 9,688 $ 9,036
   U.S. rail (D)...............................  12,050  12,187
                                                ---------------
                                                $21,738 $21,223
                                                ===============

(A)  Includes $7 million (2001: $6 million, 2000: $8 million) of depreciation and amortization of properties related to other business activities.

(B)  Represents additions to properties that include non-cash capital expenditures financed through capital lease arrangements.

(C)  Includes $4 million (2001: $5 million, 2000: $9 million) of additions to properties related to other business activities.

(D)  Includes equity holdings in foreign investments held by the Company's U.S.
     subsidiaries.

                                   U.S. GAAP

                                          Canadian National Railway Company  67

Notes to Consolidated Financial Statements

19 Earnings per share

                 Year ended December 31,  2002     2001    2000
---------------------------------------------------------------

Basic earnings per share................ $4.07    $5.41   $4.81
Diluted earnings per share.............. $3.97    $5.23   $4.67
                                         ======================

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions      Year ended December 31,  2002     2001    2000
---------------------------------------------------------------

Net income..............................  $800   $1,040    $937
Income impact on assumed conversion
   of preferred securities (Note 11)....     6       12      11
                                          ---------------------
                                          $806   $1,052    $948
                                          =====================
Weighted-average shares outstanding..... 196.7    192.1   195.0
Effect of dilutive securities and
  stock options ........................   6.1      8.9     7.8
                                         ----------------------
Weighted-average diluted shares
  outstanding .......................... 202.8    201.0   202.8
                                         ======================

     At December 31, 2002, 3.2 million stock options at a weighted- average exercise price of $77.56 were not included in the calculation of diluted earnings per share since their inclusion would have had an anti-dilutive impact.

20 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2002, the Company's commitments under operating and capital leases are $1,154 million and $1,407 million, respectively. Annual net minimum payments in each of the next five years and thereafter, are as follows:

Year                      In millions         Operating  Capital
----------------------------------------------------------------

2003 ........................................    $  212  $  168
2004 ........................................       188     153
2005 ........................................       167     111
2006 ........................................       139      68
2007 ........................................       120     123
2008 and thereafter..........................       328     784
                                                 --------------
                                                 $1,154   1,407
Less: imputed interest on capital leases at rates
   ranging from approximately 3.0% to 14.6%..............   498
                                                         ------
Present value of minimum lease payments
   at current rate included in debt......................$  909
                                                         ======

     Rent expense for operating leases was $269 million, $258 million and $219 million for the years ended December 31, 2002, 2001 and 2000, respectively.
Contingent rentals and sublease rentals were not significant.

     The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. As at December 31, 2002, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

B. Other commitments

As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million.
Furthermore, as at December 31, 2002, the Company had entered into agreements with fuel suppliers to purchase approximately 38% of its anticipated 2003 volume and 8% of its anticipated 2004 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the
Federal Employers' Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company's personal injury expense in recent years.
In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the
Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach.
Consequently, and as discussed in Note 2, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

                                   U.S. GAAP

68  Canadian National Railway Company

Notes to Consolidated Financial Statements

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The
Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     The Company's expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in
2002, ($78 million in 2001 and $60 million in 2000) and payments for such items were $156 million in 2002 ($149 million in 2001 and $111 million in 2000). As at December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)    the lack of specific technical information available with respect to many sites;

(ii)   the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)  the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)   the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     As at December 31, 2002, the Company had aggregate accruals for environmental costs of $106 million ($112 million as at December 31, 2001).
During 2002, payments of $16 million were applied to the provision for environmental costs compared to $14 million in 2001 and $11 million in 2000.
The Company anticipates that the majority of the liability at December 31, 2002 will be paid out over the next five years. In addition, related environmental capital expenditures were $19 million in both 2002 and 2001 and $20 million in
2000. The Company expects to incur capital expenditures relating to environmental matters of approximately $20 million in each of 2003 and 2004 and
$17 million in 2005.

E. Standby letters of credit

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by highly rated banks, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2002, the maximum potential liability under these letters of credit was $403 million of which $334 million was for workers'
compensation and other employee benefits and $69 million was for equipment under leases and other.

                                   U.S. GAAP

                                          Canadian National Railway Company  69

Notes to Consolidated Financial Statements

20  Major commitments and contingencies (continued)

       As at December 31, 2002, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2007.

F. General indemnifications

In the normal course of business, the Company has provided indemnifi cations, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the
Company would be required to indemnify third parties and others.
Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company's property, such as leases, licenses and easements; (c) contracts for the sale of assets; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures or fiscal agency agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g) transfer agent and registrar agreements in respect of the Company's securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payment cannot be determined with certainty, however, may be material.

21 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

       The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company's counterparties was immaterial at December 31,
2002. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel and therefore, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Accumulated other comprehensive income. The amounts in Accumulated other comprehensive income will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount in Accumulated other comprehensive income would be reclassified into income immediately.

       Realized gains and losses from the Company's fuel hedging activities were a $3 million gain, a $6 million loss and a $49 million gain for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the
Company has hedged approximately 47% of the estimated 2003 fuel consumption and
25% of the estimated 2004 fuel consumption. This represents approximately 263 million U.S. gallons at an average price of U.S.$0.5865 per U.S. gallon.

       At December 31, 2002, Accumulated other comprehensive income included an unrealized gain of $30 million, $20 million after tax ($38 million unrealized loss, $25 million after tax at December 31, 2001), of which $29 million relates to derivative instruments that will mature within the next year. The Company did not recognize any material gains or losses in 2002 and 2001 due to hedge ineffectiveness as the Company's derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Foreign currency

Although the Company conducts its business and receives revenues primarily in
Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the
U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

       For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of

                                   U.S. GAAP

70  Canadian National Railway Company

Notes to Consolidated Financial Statements

its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company's U.S. dollar denominated long-term debt are recorded in
Accumulated other comprehensive income.

(iv) Interest rates

From time to time, the Company enters into interest rate swap trans actions for the purpose of minimizing the volatility in the fair value of certain fixed-interest long-term debt. In 2002 and 2001, the Company did not enter into any interest rate swap transactions.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated
Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company's proportionate share of its net assets.

(iii)   Long-term debt:

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

(iv)     Convertible preferred securities:

In 2001, the fair value of the Company's convertible preferred securities was estimated based on the quoted market price.

       The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2002 and 2001 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions                           December 31, 2002     December 31, 2001
-----------------------------------------------------------------------------
                                       Carrying     Fair    Carrying    Fair
                                         amount    value      amount   value
-----------------------------------------------------------------------------

Financial assets
Investments ........................    $  380   $  440      $  496  $  551
Financial liabilities
Long-term debt
   (including current portion) .....    $5,577      $5,738   $5,927  $5,986
Convertible preferred securities ...    $    -      $    -   $  366  $  479
-----------------------------------------------------------------------------

22 Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions                        Year ended         December 31, 2002
---------------------------------------------------------------------------
                                                 Before Income tax  Net of
                                                    tax  (expense)     tax
                                                 amount   recovery  amount
---------------------------------------------------------------------------

Unrealized foreign exchange gain on
   translation of U.S. dollar denominated
   long-term debt designated as a hedge
   of the net investment in U.S. subsidiaries ...  $ 51      $(17)    $ 34
Unrealized foreign exchange loss
   on translation of the net investment
   in foreign operations ........................   (40)       13      (27)
Unrealized holding gain on fuel
   derivative instruments (Note 21) .............    68       (23)      45
Minimum pension liability
   adjustment (Note 13) .........................   (20)        7      (13)
                                                  ------------------------
Other comprehensive income.......................  $ 59      $(20)    $ 39
                                                  ========================

In millions                        Year ended December 31, 2001
---------------------------------------------------------------------------

                                                 Before Income tax  Net of
                                                    tax  (expense)     tax
                                                 amount   recovery  amount
---------------------------------------------------------------------------

Unrealized foreign exchange loss on
   translation of U.S. dollar denominated
   long-term debt designated as a hedge
   of the net investment in U.S. subsidiaries ... $(202)    $  71    $(131)
Unrealized foreign exchange gain
   on translation of the net investment
   in foreign operations ........................   308      (108)     200
Unrealized holding loss on investment in
   360networks Inc. (Note 6) ....................  (129)       35      (94)
Unrealized holding loss on fuel
   derivative instruments (Note 21) .............   (38)       13      (25)
Minimum pension liability
   adjustment (Note 13) .........................   (17)        6      (11)
Deferred income tax (DIT) rate enactment ........     -       (32)     (32)
                                                  ------------------------
Other comprehensive loss......................... $ (78)    $ (15)   $ (93)
                                                  ========================

                                   U.S. GAAP

                                          Canadian National Railway Company  71

Notes to Consolidated Financial Statements

22  Other comprehensive income (loss) (continued)

In millions                        Year ended December 31, 2000
--------------------------------------------------------------------------

                                                 Before Income tax  Net of
                                                    tax  (expense)     tax
                                                 amount   recovery  amount
--------------------------------------------------------------------------

Unrealized foreign exchange loss on
   translation of U.S. dollar denominated
   long-term debt designated as a hedge
   of the net investment in U.S. subsidiaries ... $ (91)    $  34    $ (57
Unrealized foreign exchange gain
   on translation of the net investment
   in U.S. subsidiaries .........................   191       (71)     120
Unrealized holding gain on investment in
   360networks Inc. (Note 6) ....................   129       (35)      94
                                                  ------------------------
Other comprehensive income ...................... $ 229     $ (72)   $ 157
                                                  ========================

B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions
------------------------------------------------------------------------------------------------------------------------------------
                                                  Foreign        Holding
                                               exchange -     gain (loss)      Holding gain        Minimum               Accumulated
                                  Foreign Net  investment  on 360networks    (loss) on fuel        pension                     other
                                  exchange -   in foreign            Inc.        derivative      liability   DIT rate  comprehensive
                                 U.S. $ debt   operations      investment       instruments     adjustment  enactment  income (loss)
---------------------------------------------  -----------  ------------------------------------------------------------------------

Balance at January 1, 2000.........  $  (33)        $  27          $  -              $  -            $  -       $  -         $  (6)
Period change .....................     (57)          120            94                 -               -          -           157
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 2000.......     (90)          147            94                 -               -          -           151
Period change .....................    (131)          200           (94)              (25)            (11)       (32)           (93)
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 2001.......    (221)          347             -               (25)            (11)       (32)           58
Period change .....................      34           (27)            -                45             (13)         -            39
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 2002 ......  $ (187)         $320          $  -              $ 20            $(24)      $(32)         $ 97
                                     ===============================================================================================

 23 Quarterly financial data - unaudited

In millions, except per share data
-----------------------------------------------------------------------------------------------------------------------------------
                                                              2002                                          2001
                                               First    Second     Third Fourth (1)         First    Second      Third     Fourth
                                              -------------------------------------------------------------------------------------

Revenues..................................... $1,509    $1,551    $1,503    $1,547         $1,398    $1,392     $1,325     $1,537
Operating income ............................ $  406    $  490    $  484    $   89         $  385    $  346     $  430     $  521
Net income .................................. $  230    $  280    $  268    $   22         $  275    $  217     $  252     $  296

Basic earnings per share..................... $ 1.19    $ 1.44    $ 1.34    $ 0.11         $ 1.44    $ 1.13     $ 1.31     $ 1.54

Diluted earnings per share .................. $ 1.15    $ 1.39    $ 1.32    $ 0.11         $ 1.39    $ 1.10     $ 1.27     $ 1.48

Dividend declared per share.................. $0.215    $0.215    $0.215    $0.215         $0.195    $0.195     $0.195     $0.195
                                              =====================================================================================

(1)  In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S.
     personal injury and other claims and a charge for workforce reductions of
     $120 million ($79 million after tax).

24 Comparative figures

Certain figures, previously reported for 2001 and 2000, have been reclassified to conform with the basis of presentation adopted in the current year.

                                   U.S. GAAP

72  Canadian National Railway Company

Financial Section (Canadian GAAP)

Contents

Canadian National RailwayCompany                                  The CNPension Plan and the CN 1935 Pension
Plan
-----------------------------------------------------             ----------------------------------------------
  74   Management's Discussion and Analysis                       118    General Review
  93   Management Report                                          119    Trustee's Report
  93   Auditors' Report                                           120    Actuary's Report
  94   Consolidated Statement of Income                           120    Auditors' Report
  95   Consolidated Balance Sheet                                 121    Consolidated Statement of Net Assets
  96   Consolidated Statement of Changes in                              at Market Value
       Shareholders' Equity                                       122    Consolidated Statement of Changes in
  97   Consolidated Statement of Cash Flows                              Net Assets at Market Value
                                                                  123    Notes to Consolidated Financial
Statements

Notes to Consolidated Financial Statements
----------------------------------------------------------------------------------------------------------------

  98    1  Summary of significant accounting policies
 100    2  Accounting changes
 102    3  Acquisition of Wisconsin Central Transportation Corporation
 102    4  Accounts receivable
 103    5  Properties
 103    6  Other assets and deferred charges
 103    7  Credit facilities
 104    8  Accounts payable and accrued charges
 104    9  Other liabilities and deferred credits
 105   10  Long-term debt
 106   11  Capital stock and convertible preferred securities
 106   12  Stock plans
 108   13  Pensions
 109   14  Workforce reduction charges
 109   15  Interest expense
 109   16  Other income
 109   17  Income taxes
 110   18  Segmented information
 110   19  Earnings per share
 111   20  Major commitments and contingencies
 113   21  Financial instruments
 114   22  Reconciliation of Canadian and United States generally accepted accounting principles
 117   23  Quarterly financial data - unaudited
 117   24  Comparative figures

                                 Canadian GAAP

                                           Canadian National Railway Company 73

Management's Discussion and Analysis

Management's discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC),
Illinois Central Corporation (IC) and Wisconsin Central Transportation
Corporation (WC), the latter from October 9, 2001. As used herein, the word
"Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in
Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). This MD&A should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto.

Financial results

2002 compared to 2001

On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. Accordingly, in the following discussion, the Company's results include the results of operations of WC, which were fully integrated into those of the Company in 2002.

     The Company recorded consolidated net income of $571 million ($2.87 per basic share) for the year ended December 31, 2002 compared to $727 million
($3.72 per basic share) for the year ended December 31, 2001. Diluted earnings per share were $2.82 for the current year compared to $3.62 in 2001. Operating income was $1,116 million for 2002 compared to $1,366 million in 2001.

     The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations. Included in 2002 is a fourth quarter charge of $281 million, or $173 million after tax, to increase the
Company's provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In 2001, the
Company recorded a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company's net investment in
360networks Inc. of $99 million, or $77 million after tax and a gain of $101 million, or $82 million after tax related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company (DRT).

     Excluding the effects of the items discussed in the preceding paragraph, adjusted consolidated net income(1) was $823 million ($4.15 per basic share or
$4.07 per diluted share) in 2002 compared to $784 million ($4.02 per basic share or $3.90 per diluted share) in 2001, an increase of $39 million, or 5%.
Adjusted operating income,(1) which excludes the 2002 charge to increase the
Company's provision for U.S. personal injury and other claims and the 2002 and
2001 workforce reduction charges, increased by $53 million, or 4%, to $1,517 million. The adjusted operating ratio was 75.2% in 2002 compared to 74.1% in
2001, a 1.1-point increase.

(1) The Company's results of operations include items affecting the comparability of results. Management believes adjusted consolidated net income and the resulting adjusted performance measures for such items as operating income, operating ratio, per share data and other statistical measures are useful measures of performance that facilitate period-to-period comparisons.
These adjusted measures do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore, should not be considered in isolation.

Revenues

Revenues for the year ended December 31, 2002 totaled $6,110 million compared to $5,652 million in 2001. The increase of $458 million, or 8%, was mainly due to the inclusion of a full year of revenues attributable to the operations of
WC in 2002. In addition, revenue gains were made in petroleum and chemicals, automotive, intermodal and forest products. These overall increases in revenues were partly offset by continued weakness in Canadian grain, coal, and metals and minerals. Revenue ton miles increased by 4% relative to 2001 and freight revenue per revenue ton mile increased by 4%.

Year ended December 31,      2002          2001         2002         2001         2002         2001
-----------------------------------------------------------------------------------------------------
                                                                                   Freight revenue
                                 Revenues              Revenue ton miles        per revenue ton mile
-----------------------------------------------------------------------------------------------------
                                             In millions                              In cents
-----------------------------------------------------------------------------------------------------
Petroleum and chemicals....$1,102        $  923       30,006       25,243         3.67         3.66
Metals and minerals........   521           458       13,505       10,777         3.86         4.25
Forest products ........... 1,323         1,088       33,551       29,639         3.94         3.67
Coal ......................   326           338       14,503       15,566         2.25         2.17
Grain and fertilizers......   986         1,161       35,773       42,728         2.76         2.72
Intermodal ................ 1,052           969       29,257       26,257         3.60         3.69
Automotive ................   591           520        3,281        2,885        18.01        18.02
Other items*...............   209           195            -            -            -            -
-------------------------------------------------------------------------
Total .....................$6,110        $5,652      159,876      153,095         3.69         3.56
-------------------------------------------------------------------------

* Principally non-freight revenues derived from third parties.

                                 Canadian GAAP

74 Canadian National Railway Company

Management's Discussion and Analysis

Petroleum and chemicals

Revenues for the year ended December 31, 2002 increased by $179 million, or
19%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, strong sulfur traffic to the United States and offshore markets and market share gains in various sectors. The revenue per revenue ton mile remained relatively unchanged for the year as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul for non-WC traffic.

[GRAPHIC OMITTED]

Metals and minerals

Revenues for the year ended December 31, 2002 increased by $63 million, or 14%, over 2001. The increase was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, market share gains in the non-ferrous segment, particularly aluminum, and strong construction materials traffic. Partly offsetting these gains were the effects of weak steel markets in the first half of the year, one-time gains in 2001 and reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 9% over 2001 mainly due to an increase in longer haul traffic and the inclusion of certain lower rated WC traffic.

[GRAPHIC OMITTED]

Forest products

Revenues for the year ended December 31, 2002 increased by $235 million, or
22%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, a strong North American housing market and improving pulp and paper markets. Also contributing to growth in the second half of the year were strong lumber shipments from CN's western lumber producers. The increase in revenue per revenue ton mile of 7%
was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

[GRAPHIC OMITTED]

Coal

Revenues for the year ended December 31, 2002 decreased by $12 million, or 4%, from 2001. The decrease was mainly attributable to weak Canadian coal exports to offshore markets and reduced demand from power utilities in the first half of the year. The revenue per revenue ton mile increase of 4% was mainly due to a decrease in longer haul traffic.

[GRAPHIC OMITTED]

                                 Canadian GAAP

                                           Canadian National Railway Company 75

Management's Discussion and Analysis

Grain and fertilizers

Revenues for the year ended December 31, 2002 decreased by $175 million, or
15%, from 2001. The decrease reflects a significant deterioration in the
Canadian grain crop, a decline in U.S. originated traffic and the loss of a potash move. Revenue per revenue ton mile increased by 1% mainly as a result of an increase in regulated grain rates.

[GRAPHIC OMITTED]

Intermodal

Revenues for the year ended December 31, 2002 increased by $83 million, or 9%, over 2001. Growth in the international segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing
North American markets, particularly in Canada. Revenue per revenue ton mile decreased by 2%, mainly due to a higher average fuel surcharge in 2001 and an increase in the average length of haul.

[GRAPHIC OMITTED]

Automotive

Revenues for the year ended December 31, 2002 increased by $71 million, or 14%, over 2001. The increase reflects strong motor vehicle production in both Canada and the United States. Revenue per revenue ton mile remained relatively unchanged for the year as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul.

[GRAPHIC OMITTED]

                                 Canadian GAAP

76 Canadian National Railway Company

Management's Discussion and Analysis

Operating expenses

Operating expenses amounted to $4,994 million in 2002 compared to $4,286 million in 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, higher Casualty and other expenses resulting primarily from the 2002 charge to increase the
Company's provision for U.S. personal injury and other claims, and increased expenses for labor and fringe benefits that included a higher workforce reduction charge in 2002 compared to 2001. These increases were partly offset by lower fuel costs. Operating expenses, excluding the 2002 charge for U.S.
personal injury and other claims and the 2002 and 2001 workforce reduction charges, amounted to $4,593 million, an increase of $405 million, or 10%, from
2001.(1)

Dollars in millions                 Year ended December 31,        2002                         2001
------------------------------------------------------------------------------------------------------------
                                                                            % of                        % of
                                                            Amount       revenue         Amount      revenue
------------------------------------------------------------------------------------------------------------

Labor and fringe benefits.................................. $2,051         33.6%         $1,810        32.0%
Purchased services and material ...........................    908         14.9%            811        14.4%
Depreciation and amortization .............................    499          8.1%            463         8.2%
Fuel ......................................................    459          7.5%            485         8.6%
Equipment rents ...........................................    353          5.8%            314         5.5%
Casualty and other ........................................    724         11.8%            403         7.1%
                                                            ------------------------------------------------
Total...................................................... $4,994                       $4,286
                                                            ================================================

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $241 million, or 13%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, a higher workforce reduction charge in 2002, wage increases, and higher benefit expenses, including health and welfare, particularly in the U.S.
These increases were partly offset by the effects of a reduced workforce in
2002.

     In 2002, the Company announced 1,146 job reductions across all corporate and operating functions in a renewed drive to improve productivity and recorded a workforce reduction charge of $120 million. Reductions relating to this and the 2001 workforce reduction charge were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These costs increased by $97 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and higher expenses for professional services and joint facilities. These increases were partly offset by reduced expenses for crew transportation and lodging in 2002.

Depreciation and amortization: Depreciation and amortization expense in 2002 increased by $36 million, or 8%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and the impact of net capital additions in the current year.

Fuel: Fuel expense in 2002 decreased by $26 million, or 5%, as compared to
2001. The decrease was primarily due to a lower average price of fuel, partially offset by the inclusion of a full year of expenses attributable to the operations of WC in 2002.

Equipment rents: These expenses increased by $39 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and lower car hire income, partly offset by reduced expenses for long-term operating leases.

Casualty and other: These expenses increased by $321 million, or 80%, in 2002 as compared to 2001. The increase was mainly due to higher expenses for personal injury and other claims which included a fourth quarter 2002 charge of
$281 million to increase the provision for U.S. personal injury and other claims, and higher derailment related expenses. Partly offsetting these increases were lower expenses related to environmental matters and bad debts.

                                 Canadian GAAP

                                           Canadian National Railway Company 77

Management's Discussion and Analysis

Other

Interest expense: Interest expense increased by $41 million to $353 million for the year ended December 31, 2002 as compared to 2001. The increase was mainly due to the financing related to the acquisition of WC and the inclusion of a full year of WC expenses in 2002. Partly offsetting these increases was the maturity of certain notes in 2001.

Other income: In 2002, the Company recorded other income of $76 million compared to $65 million in 2001. The increase was mainly due to the inclusion of a full year of equity in earnings of English Welsh and Scottish Railway
(EWS) in 2002 partly offset by lower gains on disposal of properties. Included in 2001 was a charge of $99 million to write down the Company's net investment in 360networks Inc. and a gain of $101 million related to the sale of the
Company's 50 percent interest in DRT.

Income tax expense: The Company recorded income tax expense of $268 million for the year ended December 31, 2002 compared to $392 million in 2001. The effective tax rate for the year ended December 31, 2002 decreased to 31.9% from
35.0% in 2001, due mainly to lower income tax rates in Canada.

2001 compared to 2000

The Company recorded consolidated net income of $727 million ($3.72 per basic share) for the year ended December 31, 2001 compared to $774 million ($3.91 per basic share) for the year ended December 31, 2000. Diluted earnings per share were $3.62 for 2001 compared to $3.82 in 2000. The results for 2001 include net income of $11 million related to the acquisition of WC. Operating income was
$1,366 million for 2001 compared to $1,385 million in 2000. This represents a decrease of $19 million, or 1%.

     The years ended December 31, 2001 and 2000 included items impacting the comparability of the results of operations. Included in 2001 is a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company's net investment in 360networks Inc. of $99 million, or
$77 million after tax and a gain of $101 million, or $82 million after tax related to the sale of the Company's 50 percent interest in DRT. In 2000, the
Company recorded a gain of $84 million, or $58 million after tax related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

     Excluding the effects of the items discussed in the preceding paragraph, adjusted consolidated net income(1) was $784 million ($4.02 per basic share or
$3.90 per diluted share) in 2001 compared to $716 million ($3.61 per basic share or $3.54 per diluted share) in 2000. Adjusted operating income,(1) which excludes the 2001 charge for workforce reductions, increased by $79 million, or
6%, to $1,464 million. The adjusted operating ratio, which excludes the 2001 charge for workforce reductions, improved to 74.1% in 2001 from 74.6% in 2000, a half-point betterment.

Revenues

Revenues for the year ended December 31, 2001 totaled $5,652 million compared to $5,446 million in 2000. The increase of $206 million, or 4%, was mainly attributable to the inclusion of $129 million of WC revenues and to gains in metals and minerals, intermodal, forest products and grain and fertilizers.
This was partially offset by lower automotive revenues. Revenue ton miles and freight revenue per revenue ton mile each increased by 2% as compared to 2000.

Year ended December 31,          2001          2000         2001         2000         2001         2000
---------------------------------------------------------------------------------------------------------
                                                                                        Freight revenue
                                     Revenues               Revenue ton miles        per revenue ton mile
---------------------------------------------------------------------------------------------------------
                                                 In millions                               In cents
---------------------------------------------------------------------------------------------------------

Petroleum and chemicals........ $ 923        $  894       25,243       24,858         3.66         3.60
Metals and minerals............   458           392       10,777        9,207         4.25         4.26
Forest products ............... 1,088         1,008       29,639       28,741         3.67         3.51
Coal...........................   338           328       15,566       15,734         2.17         2.08
Grain and fertilizers.......... 1,161         1,136       42,728       42,396         2.72         2.68
Intermodal ....................   969           919       26,257       25,456         3.69         3.61
Automotive ....................   520           559        2,885        3,165        18.02        17.66
Other items*...................   195           210            -            -            -            -
                               ----------------------------------------------
Total .........................$5,652        $5,446      153,095      149,557         3.56         3.50
                               ==============================================

* Principally non-freight revenues derived from third parties.

                                 Canadian GAAP

78 Canadian National Railway Company

Management's Discussion and Analysis

Petroleum and chemicals

Revenues for the year ended December 31, 2001 increased by $29 million, or 3%, over 2000 of which $22 million resulted from the inclusion of WC revenues.
Excluding WC, growth in 2001 was driven by market share gains and plant expansions in the petroleum products sector, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand partially offset these increases. The revenue per revenue ton mile increase of 2% for 2001 was mainly attributable to the effect of the weaker Canadian dollar.

Metals and minerals

Revenues for the year ended December 31, 2001 increased by $66 million, or 17%, over 2000 of which $22 million resulted from the inclusion of WC revenues.
Excluding WC, growth in 2001 was driven by strong Canadian aluminum exports to the United States in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the United States. Significant weakness in the steel markets partially offset overall growth. Revenue per revenue ton mile was essentially flat year over year.

Forest products

Revenues for the year ended December 31, 2001 increased by $80 million, or 8%, over 2000 of which $55 million resulted from the inclusion of WC revenues.
Excluding WC, growth was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains were partially offset by weakness in the pulp and paper markets due, in part, to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 5%
was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

Coal

Revenues for the year ended December 31, 2001 increased by $10 million, or 3%, over 2000 of which $7 million resulted from the inclusion of WC revenues.
Excluding WC, strong demand for thermal coal in 2001 was partially offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker
Canadian dollar.

Grain and fertilizers

Revenues for the year ended December 31, 2001 increased by $25 million, or 2%, over 2000 of which $15 million resulted from the inclusion of WC revenues.
Excluding WC, growth was mainly driven by higher wheat shipments to the United
States, increased market share of U.S. corn and soybean traffic and higher exports of canola through Vancouver. The 1% increase in revenue per revenue ton mile was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar, partially offset by the introduction of the Canadian grain revenue cap in August 2000.

Intermodal

Revenues for the year ended December 31, 2001 increased by $50 million, or 5%, over 2000 of which $7 million resulted from the inclusion of WC revenues.
Excluding WC, growth was driven by market share gains in the international segment and from new service offerings in the domestic segment. Weaker economic conditions in the second half of 2001 led to slower growth. Revenue per revenue ton mile increased by 2% due to rate increases and the effect of the weaker
Canadian dollar, partially offset by a shift to longer haul traffic.

Automotive

Revenues for the year ended December 31, 2001 decreased by $39 million, or 7%, from 2000. The revenue decline resulted from weakness in North American vehicle production in 2001 and from one-time gains obtained in 2000 due, in part, to competitors' service problems. The decline was partially offset by the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of
2% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.

                                 Canadian GAAP

                                           Canadian National Railway Company 79

Management's Discussion and Analysis

Operating expenses

Operating expenses amounted to $4,286 million in 2001 compared to $4,061 million in 2000. The increase in 2001 was mainly due to the inclusion of $95 million of WC expenses, higher labor and fringe benefit expenses that included a charge for workforce reductions of $98 million, increased depreciation and amortization expense, higher fuel costs, and increased expenses for equipment rents and casualty and other. Partially offsetting these increases were lower expenses for purchased services and material. Operating expenses, excluding the workforce reduction charge, amounted to $4,188 million, an increase of $127 million, or 3%, from 2000.(1)

Dollars in millions             Year ended December 31,        2001                         2000
---------------------------------------------------------------------------------------------------------
                                                                        % of                        % of
                                                        Amount       revenue         Amount      revenue
---------------------------------------------------------------------------------------------------------
Labor and fringe benefits.............................. $1,810         32.0%         $1,674        30.7%
Purchased services and material .......................    811         14.4%            858        15.8%
Depreciation and amortization .........................    463          8.2%            412         7.6%
Fuel ..................................................    485          8.6%            450         8.3%
Equipment rents .......................................    314          5.5%            291         5.3%
Casualty and other ....................................    403          7.1%            376         6.9%
                                                        ------------------------------------------------
Total ................................................. $4,286                       $4,061
                                                        ================================================

Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $136 million, or 8%, as compared to 2000. The increase was mainly attributable to the workforce reduction charge, the inclusion of WC labor expense of $46 million, wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by lower pension and other benefit related expenses.

     The Company recorded a workforce reduction charge of $98 million in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 and the remainder was completed by the end of 2002). The charge included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These expenses decreased by $47 million, or
5%, in 2001 as compared to 2000. The decrease was mainly due to one-time consulting and professional fees related to a proposed combination in 2000, lower contracted services and higher recoveries in 2001 from work performed for third parties. This was partially offset by higher equipment repair and maintenance expenses and $15 million resulting from the inclusion of WC expenses.

Depreciation and amortization: Depreciation and amortization expense in 2001 increased by $51 million, or 12%, as compared to 2000. The increase was mainly due to net capital additions and the inclusion of WC depreciation of $10 million.

Fuel: Fuel expense in 2001 increased by $35 million, or 8%, as compared to
2000, primarily due to an increase in the average cost of fuel and the inclusion of $10 million of WC fuel expense.

Equipment rents: These expenses increased by $23 million, or 8%, in 2001 as compared to 2000. The increase was mainly attributable to lower lease and offline car hire income and the inclusion of $6 million of WC equipment rents.
This was partially offset by lower private car mileage payments.

Casualty and other: These expenses increased by $27 million, or 7%, in 2001 as compared to 2000. The increase resulted from higher expenses for occupational disease claims and environmental matters, higher provincial capital taxes and the inclusion of $8 million of WC expenses. This was partially offset by lower expenses for damaged equipment and merchandise claims and provincial sales tax recoveries in 2001.

                                 Canadian GAAP

80 Canadian National Railway Company

Management's Discussion and Analysis

Other

Interest expense: Interest expense increased by $17 million to $312 million for the year ended December 31, 2001 as compared to 2000. The increase was mainly due to the financing related to the acquisition of WC, the inclusion of $4 million of WC interest expense, and the impact of the weaker Canadian dollar on
U.S. denominated interest costs. This was, in part, offset by the refinancing of a portion of matured debt at lower rates.

Other income: In 2001, the Company recorded other income of $65 million compared to $126 million in 2000. Included in 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc., a gain of $101 million related to the sale of the Company's 50 percent interest in DRT and $11 million of WC other income. The comparative 2000 period included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $392 million for the year ended December 31, 2001 compared to $442 million in 2000. The effective tax rate for the year ended December 31, 2001 decreased to 35.0% from
36.3% in 2000 due mainly to lower tax rates in 2001.

Liquidity and capital resources

The Company's principal source of liquidity is cash generated from operations.
The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through its Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $1,173 million for the year ended December 31, 2002 compared to $1,232 million for
2001. Cash generated in 2002 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $390 million, $177 million and $156 million, respectively, compared to $307 million, $169 million and $149 million, respectively in 2001. Pension contributions and payments for income taxes were $92 million and $65 million, respectively, compared to $69 million and $63 million, respectively in 2001. The Company increased the level of accounts receivable sold under its Accounts receivable securitization program by $5 million in 2002 and $133 million in 2001. Payments in 2003 for workforce reductions are expected to be $168 million while pension contributions are expected to be approximately $92 million.

Investing activities: Cash used by investing activities in 2002 amounted to
$476 million compared to $1,764 million in 2001. The Company's investing activities in 2002 included aggregate net proceeds of $69 million from the sale of its investments in Tranz Rail Holdings Limited and Australian Transport
Network Limited, and $28 million from the sale of IC Terminal Holdings Company.
Investing activities in 2001 included $1,278 million related to the acquisition of WC as at October 9, 2001 and net proceeds of $112 million from the sale of
DRT. Net capital expenditures for the year ended December 31, 2002 amounted to
$571 million, including $27 million related to WC, a decrease of $34 million over 2001. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company anticipates that capital expenditures for 2003 will remain at approximately the same level as 2002. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Companyoperating efficiency and customer service.

     As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million.

Dividends: During 2002, the Company paid dividends totaling $179 million to its shareholders at the quarterly rate of $0.215 per share on the common shares and
5.25% per year on the convertible preferred securities.

Free cash flow

The Company generated $513 million of free cash flow for the year ended
December 31, 2002, compared to $439 million for the same 2001 period, excluding
$1,278 million related to the 2001 acquisition of WC. The Company defines free cash flow as cash provided from operating activities, excluding increases in the level of accounts receivable sold under the securitization program ($5 million in 2002, $133 million in 2001), less capital expenditures, other investing activities and dividends paid.

Financing activities: Cash used by financing activities totaled $546 million for the year ended December 31, 2002 compared to cash generated of $740 million in 2001. In 2002, issuances and repayments of long-term debt related principally to the Company's commercial paper and revolving credit facilities.
In 2001, the Company issued debt securities in two series, U.S.$400 million
(Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million)
7.375% Debentures due 2031, related to the acquisition of WC.

     In 2002, $203 million was used to repurchase common shares under the share repurchase program. In 2001, the Company also had a share repurchase program, under which it did not repurchase any common shares.

                                 Canadian GAAP

                                           Canadian National Railway Company 81

Management's Discussion and Analysis

     During 2002, the Company recorded $114 million in capital lease obligations ($91 million in 2001) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facilities

In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants. Throughout the year, the
Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002. At December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of 1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December
31, 2002, letters of credit under the revolving credit facility amounted to
$295 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2002, the Company had outstanding commercial paper of U.S.$136 million (Cdn$214 million) compared to U.S.$213 million (Cdn$339 million) as at
December 31, 2001.

Shelf registration statement

At December 31, 2002, the Company had U.S.$400 million remaining for issuance under its shelf registration statement, which expires in August 2003.

Accounts receivable securitization program

The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis, an increase of $5 million from the level of accounts receivable sold at December 31, 2001.

     The Receivables Purchase Agreement provides for customary indemnification provisions, which survive for a period of two years following the final purchase of any receivable, three years from the final collection date or until statute barred, in the case of taxes. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, for which there is no monetary limitation, as the Company does not expect to make any payments pertaining to the indemnifications of this program. Although there is no monetary limitation with respect to these indemnifications, the Company would not expect the amount to exceed the maximum limit under the program.

                                 Canadian GAAP

82 Canadian National Railway Company

Management's Discussion and Analysis

Contractual obligations and commercial commitments

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of December 31, 2002:

Contractual obligations

                                                                                                                        2008 and
In millions                                  Total         2003          2004         2005         2006         2007   thereafter
---------------------------------------------------------------------------------------------------------------------------------
Debentures and notes........................$4,167         $394          $419         $158         $394         $ 79       $2,723
Capital leases and other(a)................. 1,424          180           141          444           46           90          523
                                            -------------------------------------------------------------------------------------
Long-term debt.............................. 5,591          574           560          602          440          169        3,246
Operating leases............................ 1,154          212           188          167          139          120          328
                                            -------------------------------------------------------------------------------------
Total obligations ..........................$6,745         $786          $748         $769         $579         $289       $3,574
                                            =====================================================================================

Commercial commitments

                                                                                                                        2008 and
In millions                                  Total         2003          2004         2005         2006         2007   thereafter
---------------------------------------------------------------------------------------------------------------------------------
Standby letters of credit...................  $403         $401           $ 1           $-           $1           $-           $-
Other commercial commitments(b).............   183          112            71            -            -            -            -
                                            -------------------------------------------------------------------------------------
Total commitments ..........................  $586         $513           $72           $-           $1           $-           $-
                                            =====================================================================================

(a)  Excludes $498 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 14.6%.

(b)  Includes commitments for railroad ties, rail, freight cars and locomotives.

     For 2003 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future o bligations, and to fund anticipated capital expenditures.

Guarantees

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. As at December 31, 2002, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Standby letters of credit

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by highly rated banks, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2002, the maximum potential liability under these letters of credit was $403 million of which $334 million was for workers'
compensation and other employee benefits and $69 million was for equipment under leases and other.

     As at December 31, 2002, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2007.

Indemnifications

CN Pension Plan and CN 1935 Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the
respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions.
These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2002, the Company has not recorded a liability associated with these indem-nifications, as the Company does not expect to make any payments pertaining to these indemnifications.

                                 Canadian GAAP

                                           Canadian National Railway Company 83

Management's Discussion and Analysis

Share repurchase program

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of
$67.68 per share.

Termination of conversion rights of
5.25% convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the
Securities holders' right to convert their Securities into common shares of the
Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Acquisition of Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and began a phased integration of the companies' operations.

     The Company accounted for the merger using the purchase method of accounting as required by the Canadian Institute of Chartered Accountants
(CICA) Handbook Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the
Company finalized the allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows:
Current assets decreased by $10 million, Properties increased by $141 million,
Other assets and deferred charges decreased by $98 million, Current liabilities increased by $10 million, Deferred income taxes increased by $16 million and
Other liabilities and deferred credits increased by $3 million. The increase in
Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition. The following table outlines the final fair values of WC's assets and liabilities acquired:

In millions
----------------------------------------------------------------

Current assets ..........................................$  165
Properties .............................................. 2,576
Other assets and deferred charges........................   335
                                                         ------
Total assets acquired.................................... 3,076
                                                         ------

Current liabilities .....................................   363
Deferred income taxes ...................................   759
Other liabilities and deferred credits ..................   181
Long-term debt...........................................   472
                                                         ------
Total liabilities assumed................................ 1,775
                                                         ------
Net assets acquired .....................................$1,301
                                                         ======

Recent accounting pronouncements

In December 2002, the CICA issued Handbook Section 3063 "Impairment of
Long-Lived Assets." Section 3063 provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. This section is effective for the
Company's fiscal year beginning January 1, 2004. The Company does not expect
Section 3063 to have an initial material impact on its financial statements upon adoption.

     Also in December 2002, the CICA issued Handbook Section 3475 "Disposal of
Long-Lived Assets and Discontinued Operations." Section 3475 provides accounting guidance for long-lived assets to be disposed of other than by sale, long-lived assets to be disposed of by sale and presentation and disclosure for discontinued operations. This section is effective for disposal activities initiated by the Company on or after May 1, 2003. The Company does not expect
Section 3475 to have an initial material impact on its financial statements upon adoption.

                                 Canadian GAAP

84  Canadian National Railway Company

Management's Discussion and Analysis

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and as such, are considered to be critical.
The following infor mation should be read in conjunction with the Company's
Consolidated Financial Statements and notes thereto.

     Management has discussed the development and selection of the Company's critical accounting estimates with the Audit, Finance and Risk Committee of the
Company's Board of Directors and the Audit, Finance and Risk Committee has
reviewed the Company's related disclosures herein.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in
Canada, estimates are based on case history, trends and judgment.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the
Federal Employers' Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company's personal injury expense in recent years.
In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the
Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach.
Consequently, and as discussed in Note 2 to the Consolidated Financial
Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The
Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $25 million and the annual expense by approximately
$5 million.

     The Company's expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in 2002
($78 million in 2001 and $60 million in 2000) and payments for such items were
$156 million in 2002 ($149 million in 2001 and $111 million in 2000). As at
December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

                                 Canadian GAAP

                                           Canadian National Railway Company 85

Management's Discussion and Analysis

Environmental matters
Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and
other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase environmental assessment conducted on a site-by-site basis. A liability is initially recorded at the completion of the second phase and adjusted, if necessary, upon completion of the third and/or fourth phase depending on the facts, as they become known.

     The initial phase entails an overview of the pertinent site and includes obtaining and reviewing historical data. At the end of the second phase, the presence or absence of contamination is confirmed for those sites identified as a concern in the initial phase. Upon completion of phase three, the extent of the contamination is determined and if necessary, options are developed to monitor, contain or remediate the contamination. In the final phase, the remediation or containment program is put in operation.

     Cost scenarios are established by external consultants based on extent of contamination and expected costs for remedial efforts. The Company uses these scenarios to estimate the costs related to a particular site. At December 31,
2002, most of the Company's properties not acquired through recent acquisitions are approaching phase four and therefore costs related to such sites may change based on information as it becomes available. For properties acquired through recent acquisitions, the Company obtained assessments from both external and internal consultants and a liability has been accrued based on such assessments. These estimates may change based on information as it becomes available.

Unknown existing environmental concerns

The Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)    the lack of specific technical information available with respect to many sites;

(ii)   the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)  the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)   the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences

In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The Company's expenses relating to environmental matters, net of recoveries, have not been significant in the past three years. Payments for such items were
$16 million in 2002 ($14 million in 2001 and $11 million in 2000). As at
December 31, 2002, the Company had aggregate accruals for environmental costs of $106 million ($112 million at December 31, 2001). The Company anticipates that the majority of the liability will be paid out over the next five years.

                                 Canadian GAAP

86 Canadian National Railway Company

Management's Discussion and Analysis

Depreciation lives

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives.
In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

     Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S.
properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB).
Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual useful lives differing from the Company's estimates.

     A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the
Company's results of operations. A change of one year in the composite useful life of the Company's fixed asset base would impact annual depreciation expense by approximately $12 million.

     Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2001, the Company conducted a comprehensive study for its Canadian properties, which did not have an impact on depreciation expense as the benefit of increased lives was offset by deficiencies in certain accumulated depreciation balances. The study conducted in 2000 for the Company's U.S. properties did not have an impact on depreciation expense.

     In 2002, the Company recorded total depreciation and amortization expense of $506 million ($469 million in 2001 and $421 million in 2000). At December
31, 2002, the Company had Properties of $16,898 million, net of accumulated depreciation of $6,285 million ($16,723 million in 2001, net of accumulated depreciation of $6,070 million).

Pensions and other post-retirement benefits

The Company accounts for pension and other post-retirement benefits as required by CICA Handbook Section 3461 "Employee Future Benefits." Under this accounting standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards.
This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The following description pertaining to pensions relate generally to the Company's main pension plan, the
CN Pension Plan. The Company's other pension plans are not significant.

     For pensions, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions, which uses management assumptions for the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase. The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30.
For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability.
Changes in these assumptions result in actuarial gains or losses which in accordance with Section 3461, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company's results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

     The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 11 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 6.5%, based on bond yields prevailing at December 31, 2002, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point change in the discount rate would not cause a material change in the Company's net periodic benefit cost.

                                 Canadian GAAP

                                           Canadian National Railway Company 87

Management's Discussion and Analysis

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns and the expected composition of the plans'
assets. The Company has elected to use a market-related value of assets, whereby realized and unrealized capital gains and losses are recognized over a period of five years, while investment and dividend income are recognized immediately. The Company follows a disciplined investment strategy, which limits investments in international companies and prohibits investments in speculative type assets and as such, the Company does not anticipate the expected average rate of return on plan assets to fluctuate materially when compared to major capital market indices. During the last ten years ended
December 31, 2002, the CN Pension Plan earned an annual average rate of return of 9.6%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return         2002     2001     2000     1999    1998
-----------------------------------------------------------------
Actual................ (0.3)%   (1.4)%    10.5%    15.0%   12.6%
Market-related value..  7.4%   10.2%     13.7%    13.8%   10.4%
                        ========================================

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. However, given the recent performance of its plan assets and the equity markets in North America, the Company will, effective for 2003, reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost in 2003 by approximately $50 million.

     Based on the fair value of the assets held as at December 31, 2002, the plan assets are comprised of 1% in cash and short-term investments, 40% in bonds and mortgages, 50% in Canadian and foreign equities and 9% in real estate and oil and gas assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

     The rate of compensation increase of 4% is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 18% in the current year, and it is assumed that the rate will decrease gradually to 8% in
2012 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company's net periodic benefit cost for both pensions and other post-retirement benefits.

     The latest actuarial valuation of the CN Pension Plan was conducted as at
December 31, 2001 and indicated a funding excess. Based on the Pension Plan's current position, the Company's contributions are expected to be approximately
$75 million in each of 2003, 2004 and 2005. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plan in 2003.

     For pensions, the Company recorded consolidated net periodic benefit income of $20 million and $13 million in 2002 and 2001, respectively, and net periodic benefit cost of $6 million in 2000. Consolidated net periodic benefit cost for other post-retirement benefits was $45 million, $35 million, and $25 million in 2002, 2001, and 2000, respectively. At December 31, 2002, the
Company's accrued benefit cost for post-retirement benefits other than pensions was $284 million ($258 million at December 31, 2001). In addition, at December
31, 2002, the Company's consolidated pension benefit obligation and accumulated post-retirement benefit obligation were $11,243 million and $444 million, respectively ($11,156 million and $309 million at December 31, 2001).

                                 Canadian GAAP

88 Canadian National Railway Company

Management's Discussion and Analysis

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income.
Deferred income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income. On an annual basis, the
Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2002, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition,
Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

     The Company's deferred income tax asset is mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental, and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company's deferred income tax liability is mainly composed of temporary differences related to properties, including purchase accounting adjustments. Estimating the ultimate settlement period, given that depreciation rates in effect are based on information as it develops, requires judgment and management's best estimates. The reversal of timing differences is expected at future substantively enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the
Company's results of operations. A one- percentage-point change in the
Company's reported effective income tax rate would have the effect of changing the income tax expense by $8 million in 2002. For the year ended December 31,
2002, the Company recorded total income tax expense of $268 million ($392 million in 2001 and $442 million in 2000) of which $156 million was for deferred income taxes ($307 million in 2001 and $218 million in 2000). The
Company's net deferred income tax liability at December 31, 2002 was $3,703 million ($3,576 million at December 31, 2001).

Business risks

Certain information included in this report may be "forward-looking statements"
within the meaning of the United States Private Securities Litigation Reform
Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the
Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including
Canadian Pacific Railway Company which operates the other major rail system in
Canada, serving most of the same industrial and population centers as the
Company, long distance trucking companies and, in certain markets, major U.S.
railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the
Company and, therefore, the Company's volumes, revenues and profit margins.

     To a greater degree than other rail carriers, the Company's subsidiary,
Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

                                 Canadian GAAP

                                           Canadian National Railway Company 89

Management's Discussion and Analysis

     In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the
Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at
December 31, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce

As of January 2003, the Company has labor agreements with bargaining groups representing substantially its entire Canadian unionized workforce. These agreements are generally effective until December 31, 2003.

U.S. workforce

The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth,
Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and just recently
WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees' concerns and preferences, and the railways' actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

                                 Canadian GAAP

90 Canadian National Railway Company

Management's Discussion and Analysis

     As of January 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and 65% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation

The Company's rail operations in Canada are subject to regulation as to (i)
rate setting and network rationalization by the Canadian Transportation Agency
(the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii)
safety by the federal Minister of Transport under the Railway Safety Act
(Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration.
In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The
report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes, which, if adopted, would affect all modes of transportation, including rail. Concurrently, the Minister of
Transport launched a transportation blueprint consultation process, which could eventually lead to new legislation affecting rail and other transportation industries. No assurance can be given that any decisions by the federal government pursuant to the report's recommendations or in connection with the blueprint consultation process will not materially adversely affect the
Company's financial position or results of operations.

Financial instruments

Although the Company conducts its business and receives revenues primarily in
Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the
U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

     The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained.
However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At
December 31, 2002, the Company has hedged approximately 47% of the estimated
2003 fuel consumption and 25% of the estimated 2004 fuel consumption. This represents approximately 263 million U.S. gallons at an average price of
U.S.$0.5865 per U.S. gallon.

     Realized gains and losses from the Company's fuel hedging activities were a $3 million gain, a $6 million loss and a $49 million gain for the years ended
December 31, 2002, 2001 and 2000, respectively. As a result of fuel hedging activities, the Company had an unrealized gain of $30 million at December 31,
2002 compared to an unrealized loss of $38 million at December 31, 2001.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the
Company would be required to indemnify third parties and others.
Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company's property, such as leases, licenses and easements; (c) contracts for the sale of assets; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures or fiscal agency agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g) transfer agent and

                                 Canadian GAAP

                                           Canadian National Railway Company 91

Management's Discussion and Analysis

registrar agreements in respect of the Company's securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans.
To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material, however cannot be determined with certainty.

Other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate.
In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.

     Global as well as North American economic conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the
U.S. transportation infrastructure, including railway infrastructure, and interfere with the free flow of trade across the two countries. International conflicts can also have an impact on the Company's markets.

     The Company's revenues in 2001 were affected by widespread recessionary conditions. Although growth rebounded strongly in early 2002, there continues to be ongoing concern about the sustainability of the recovery due to uncertain consumer and business confidence. While economic growth is expected to continue in 2003, the Company remains cautious about business prospects.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

     In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain. There continues to be widespread concerns about the impact of crop conditions on grain supplies in the near term.

     Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Selected quarterly financial data

Selected quarterly financial data for the eight most recently completed quarters ending December 31, 2002 is disclosed in Note 23 to the Company's 2002
Consolidated Financial Statements.

Disclosure controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of
January 21, 2003 (the "Evaluation Date") within the 90-day period leading to and ending on the filing date of this annual report, have concluded that the
Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the
Evaluation Date, there were no significant changes in the Company's internal controls or, to their knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures.

                                 Canadian GAAP

92 Canadian National Railway Company

Management Report

The accompanying consolidated financial statements of Canadian National Railway
Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk
Committee, consisting solely of outside directors. The Audit, Finance and Risk
Committee reviews the Company's consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the
Audit, Finance and Risk Committee meets regularly with the Chief, Internal
Audit, and with the shareholders' auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

(signed)
Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 21, 2003

(signed)
Serge Pharand
Vice-President and Corporate Comptroller

January 21, 2003

Auditors' Report

To the shareholders of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway
Company as at December 31, 2002 and 2001 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31,
2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with
Canadian generally accepted accounting principles.

     On January 20, 2003, we reported separately to the Board of Directors of the Company on consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.

(signed)
KPMG llp
Chartered Accountants

Montreal, Canada
January 20, 2003

                                 Canadian GAAP

                                           Canadian National Railway Company 93

Consolidated Statement of Income

In millions, except per share data     Year ended December 31,
                                                            2002           2001          2000
---------------------------------------------------------------------------------------------
Revenues
   Petroleum and chemicals.............................   $1,102         $  923        $  894
   Metals and minerals.................................      521            458           392
   Forest products.....................................    1,323          1,088         1,008
   Coal................................................      326            338           328
   Grain and fertilizers...............................      986          1,161         1,136
   Intermodal..........................................    1,052            969           919
   Automotive..........................................      591            520           559
   Other items.........................................      209            195           210
                                                          -----------------------------------
Total revenues.........................................    6,110          5,652         5,446
                                                          -----------------------------------

Operating expenses
   Labor and fringe benefits (Note 14).................    2,051          1,810         1,674
   Purchased services and material.....................      908            811           858
   Depreciation and amortization.......................      499            463           412
   Fuel................................................      459            485           450
   Equipment rents.....................................      353            314           291
   Casualty and other (Note 2).........................      724            403           376
                                                          -----------------------------------

Total operating expenses...............................    4,994          4,286         4,061
                                                          -----------------------------------

Operating income.......................................    1,116          1,366         1,385
Interest expense (Note 15).............................     (353)          (312)         (295)
Other income (Note 16).................................       76             65           126
                                                          -----------------------------------

Income before income taxes.............................      839          1,119         1,216
Income tax expense (Note 17)...........................     (268)          (392)         (442)
                                                          -----------------------------------

Net income.............................................   $  571        $   727        $  774
                                                          ===================================

Basic earnings per share (Note 19) ....................   $ 2.87        $  3.72        $ 3.91
Diluted earnings per share (Note 19)...................   $ 2.82        $  3.62        $ 3.82
                                                          ===================================

See accompanying notes to consolidated statements.

                                 Canadian GAAP

94 Canadian National Railway Company

Consolidated Statement of Income

In millions                                                 December 31,       2002          2001
-------------------------------------------------------------------------------------------------
Assets

Current assets:
   Cash and cash equivalents............................................    $    25       $    53
   Accounts receivable (Note 4).........................................        722           645
   Material and supplies................................................        127           133
   Deferred income taxes (Note 17)......................................        122           153
   Other................................................................        167           180
                                                                            ---------------------
                                                                              1,163         1,164
Properties (Note 5).....................................................     16,898        16,723
Other assets and deferred charges (Note 6)..............................        863           901
                                                                            ---------------------
Total assets............................................................    $18,924       $18,788
                                                                            =====================

Liabilities and shareholders' equity

Current liabilities:
   Accounts payable and accrued charges (Note 8)........................    $ 1,487       $ 1,374
   Current portion of long-term debt (Note 10)..........................        574           163
   Other................................................................         73           101
                                                                            ---------------------
                                                                              2,134         1,638
Deferred income taxes (Note 17).........................................      3,825         3,729
Other liabilities and deferred credits (Note 9).........................      1,335         1,296
Long-term debt (Note 10)................................................      5,003         5,764

Shareholders' equity:
   Common shares (Note 11)..............................................      3,558         3,209
   Convertible preferred securities (Note 11)...........................          -           327
   Contributed surplus..................................................        175           178
   Currency translation.................................................        132           133
   Retained earnings....................................................      2,762         2,514
                                                                            ---------------------
                                                                              6,627         6,361
                                                                            ---------------------
Total liabilities and shareholders' equity..............................    $18,924       $18,788
                                                                            =====================

On behalf of the Board:

David G.A. McLean                                         E. Hunter Harrison
Director                                                  Director

See accompanying notes to consolidated statements.

                                 Canadian GAAP

                                           Canadian National Railway Company 95

Consolidated Statement of Income

                                             Issued and
                                Issued and  outstanding
                               outstanding  convertible               Convertible                                           Total
                                    common    preferred        Common   preferred Contributed    Currency  Retained  shareholders'
In millions                         shares   securities        shares  securities     surplus translation  earnings        equity
----------------------------------------------------------------------------------------------------------------------------------

Balances December 31, 1999........   202.4          4.6        $3,311        $327        $190       $  (9)   $1,626        $5,445
Net income........................       -            -             -           -           -           -       774           774
Stock options exercised
  (Note 11, 12) ..................     1.2            -            26           -           -           -         -            26
Share repurchase program
  (Note 11) ......................   (13.0)           -          (213)          -         (12)          -      (304)         (529)
Currency translation..............       -            -             -           -           -          70         -            70
Dividends ($0.70 per share).......       -            -             -           -           -           -      (136)         (136)
Dividends on convertible
   preferred securities...........       -            -             -           -           -           -       (11)          (11)
                                     ------------------        ------------------------------------------------------------------
Balances December 31, 2000........   190.6          4.6         3,124         327         178          61     1,949         5,639
Net income........................       -            -             -           -           -           -       727           727
Stock options exercised
   (Note 11, 12) .................     2.1            -            85           -           -           -         -            85
Currency translation..............       -            -             -           -           -          72         -            72
Dividends ($0.78 per share).......       -            -             -           -           -           -      (150)         (150)
Dividends on convertible
   preferred securities...........       -            -             -           -           -           -       (12)          (12)
                                     ------------------        ------------------------------------------------------------------
Balances December 31, 2001........   192.7          4.6         3,209         327         178         133     2,514         6,361
Net income........................       -            -             -           -           -           -       571           571
Stock options exercised
  (Note 11, 12) ..................     1.8            -            75          -            -           -         -            75
Conversion of convertible
   preferred securities
  (Note 11) ......................     6.0         (4.6)          327       (327)           -           -         -             -
Share repurchase program
  (Note 11) ......................    (3.0)           -           (53)          -          (3)          -      (147)         (203)
Currency translation..............       -            -             -           -           -          (1)        -            (1)
Dividends ($0.86 per share).......       -            -             -           -           -           -      (170)         (170)
Dividends on convertible
   preferred securities...........       -            -             -           -           -           -        (6)           (6)
                                     ------------------        ------------------------------------------------------------------
Balances December 31, 2002........   197.5            -        $3,558        $  -        $175        $132    $2,762        $6,627
                                     ==================        ==================================================================

See accompanying notes to consolidated statements.

                                 Canadian GAAP

96  Canadian National Railway Company

Consolidated Statement of Income

In millions                                                        Year ended December 31,      2002           2001          2000
----------------------------------------------------------------------------------------------------------------------------------

Operating activities
   Net income.............................................................................  $    571       $    727      $    774
   Adjustments to reconcile net income to net cash provided from operating activities:
      Depreciation and amortization (Note 18).............................................       506            469           421
      Deferred income taxes (Note 17).....................................................       156            307           218
      Charge to increase U.S. personal injury and other claims liability (Note 2).........       281              -             -
      Workforce reduction charges (Note 14)...............................................       120             98             -
      Equity in earnings of English Welsh and Scottish Railway (Note 16)..................       (33)            (8)            -
      Gain on sale of investments (Note 16)...............................................         -           (101)          (84)
      Write-down of investment (Note 16)..................................................         -             99             -
      Other changes in:
         Accounts receivable..............................................................       (80)           197            71
         Material and supplies............................................................         -             11             7
         Accounts payable and accrued charges.............................................      (154)          (378)         (168)
         Other net current assets and liabilities.........................................       (18)           (26)          (39)
      Other...............................................................................      (176)          (163)          (72)
                                                                                            -------------------------------------
Cash provided from operating activities...................................................     1,173          1,232         1,128

Investing activities
   Net additions to properties (Note 18)..................................................      (571)          (605)         (607)
   Acquisition of Wisconsin Central Transportation Corporation (Note 3)...................         -         (1,278)            -
   Other, net.............................................................................        95            119            21
                                                                                            -------------------------------------
Cash used by investing activities.........................................................      (476)        (1,764)         (586)

Dividends paid............................................................................      (179)          (174)         (149)

Financing activities
   Issuance of long-term debt.............................................................     3,146          4,015           860
   Reduction of long-term debt............................................................    (3,558)        (3,336)       (1,038)
   Issuance of common shares (Note 11)....................................................        69             61            26
   Repurchase of common shares (Note 11)..................................................      (203)             -         (529)
                                                                                            -------------------------------------
Cash provided from (used by) financing activities.........................................      (546)           740          (681)
                                                                                            -------------------------------------
Net increase (decrease) in cash and cash equivalents......................................       (28)            34          (288)
Cash and cash equivalents, beginning of year..............................................        53             19           307
                                                                                            -------------------------------------
Cash and cash equivalents, end of year.................................................... $      25      $      53     $      19
                                                                                            -------------------------------------

Supplemental cash flow information Payments for:
      Interest (Note 15).................................................................. $     390      $     307     $     299
      Workforce reductions (Note 9).......................................................       177            169           189
      Personal injury and other claims (Note 20)..........................................       156            149           111
      Pensions (Note 13)..................................................................        92             69            59
      Income taxes (Note 17)..............................................................        65             63           101
                                                                                            =====================================

See accompanying notes to consolidated statements.

                                 Canadian GAAP

                                           Canadian National Railway Company 97

Notes to Consolidated Financial Statements

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New
Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago,
Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin,
Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN's revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles (U.S. GAAP) are quantified and explained in Note 22 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for
which the Company acquired control and consolidated effective October 9, 2001.
The Company's investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company's United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United
Kingdom with the British pound as its functional currency. Accordingly, the
U.S. operations' assets and liabilities and the Company's foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Currency translation, which forms part of Shareholders' equity.

     The Company has designated all U.S. dollar denominated long- term debt of the parent company as a foreign exchange hedge of its net investment in U.S.
subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Currency translation.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. All costs of materials associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company's minimum threshold for capitalization. The related labor and overhead costs are also capitalized for the installation of new, non-replacement track. All other labor and overhead costs and maintenance costs are expensed as incurred. Related interest costs are charged to expense. Included in property additions are the costs of developing computer software for internal use.
See accompanying notes to consolidated statements.

                                 Canadian GAAP

98 Canadian National Railway Company

Notes to Consolidated Financial Statements

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows or estimated net realizable value. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or net recoverable amount.

H. Depreciation

The cost of properties, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class                                         Annual rate
----------------------------------------------------------------

Track and roadway........................................... 2%
Rolling stock............................................... 3%
Buildings................................................... 6%
Other....................................................... 4%
----------------------------------------------------------------

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Such a study was conducted in 2001 for the Company's
Canadian properties. The study did not have a significant effect on depreciation expense as the benefit of increased asset lives was offset by deficiencies in certain accumulated depreciation balances. Changes in estimated useful lives are accounted for prospectively.

I. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to operations and includes:

(i)    the cost of pension benefits provided in exchange for employees'
       services rendered during the year,

(ii)   the interest cost of pension obligations,

(iii)  the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)   the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)    the expected long-term return on pension fund assets, and

(vi)   the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

K. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Gains or losses on such instruments entered into for the purpose of hedging financial risk exposures are deferred and amortized in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the cost for the expected personal injury claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for unasserted occupational disease claims is also accrued to the extent they are probable and can be reasonably estimated.
See accompanying notes to consolidated statements.

                                 Canadian GAAP

                                           Canadian National Railway Company 99

Notes to Consolidated Financial Statements

1  Summary of significant account policies (continued)

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Stock-based compensation

The Company accounts for stock-based compensation in accordance with the
Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870
"Stock-Based Compensation and Other Stock-Based Payments," as explained in Note
2 - Accounting changes. Accordingly, compensation cost is recorded for the
Company's performance-based stock option awards under the intrinsic value method and recognized over the vesting period. No compensation cost is recorded for the Company's conventional stock option awards.

P. Recent accounting pronouncements

In December 2002, the CICA issued Handbook Section 3063 "Impairment of
Long-Lived Assets." Section 3063 provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. This section is effective for the
Company's fiscal year beginning January 1, 2004. The Company does not expect
Section 3063 to have an initial material impact on its financial statements upon adoption.

     Also in December 2002, the CICA issued Handbook Section 3475 "Disposal of
Long-Lived Assets and Discontinued Operations." Section 3475 provides accounting guidance for long-lived assets to be disposed of other than by sale, long-lived assets to be disposed of by sale and presentation and disclosure for discontinued operations. This section is effective for disposal activities initiated by the Company on or after May 1, 2003. The Company does not expect
Section 3475 to have an initial material impact on its financial statements upon adoption.

2 Accounting changes

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The
Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     The Company's U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million in 2002. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

Stock-based compensation

Effective January 1, 2002, the Company adopted the CICA Handbook Section 3870
"Stock-Based Compensation and Other Stock-Based Payments." The new
recommendations require the use of a fair value based approach of accounting for all non-employee and certain employee stock-based awards, such as direct awards of stock, awards that call for settlement in cash or other assets, or stock appreciation rights that call for settlement through the issuance of equity instruments. For all other employee stock-based awards, such as stock option awards, the recommendations encourage but do not require that the fair value based approach be used, though require additional disclosure including net income and earnings per share, as if the fair value based accounting method had been used to account for these awards.

                                 Canadian GAAP

100  Canadian National Railway Company

Notes to Consolidated Financial Statements

     The Company has elected to prospectively apply the intrinsic value based method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002. These options are granted at an exercise price equal to the market value of the common shares at the date of granting and, as such, compensation cost is not recognized for conventional-based options since both the number of shares to which an individual is entitled and the exercise price are known at the date of granting. Compensation cost attributable to performance-based employee stock option awards, granted on or after January 1, 2002, is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For the year ended December 31, 2002, no compensation cost was recognized as no performance-based employee stock option awards were granted. In prior periods, the Company did not record compensation cost related to employee stock option grants and, any consideration paid by employees on the exercise of stock options was recorded as share capital.

     In accordance with the new recommendations, the Company accounts for its direct awards of stock to employees, which are issued through the mid-term incentive share unit plan, using the fair value based approach to awards granted on or after January 1, 2002. The mid-term incentive share unit plan entitles employees to receive payout of a combination of common stock of the
Company (equity settled portion), as to 50 percent, and cash value (cash settled portion), as to the remaining 50 percent.

     The new recommendations will not be applied to the equity settled portion of this award granted prior to January 1, 2002 since the new recommendations require prospective application for such awards.

     Compensation cost for the cash settled portion of this award is measured at fair value, which in all respects is equivalent to intrinsic value since the compensation cost stemming from the award must be finally measured at intrinsic value, and is recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. The new recommendations require retroactive application, without restatement, of the Company's grants outstanding at
January 1, 2002 that call for settlement in cash. Had the new recommendations been retroactively applied to the cash settled portion, there would have been no impact on prior periods' financial statements, since no compensation cost was, or would have been recognized for prior periods, due to the nature of the vesting conditions.

     For the year ended December 31, 2002, the Company granted 3.2 million conventional options. For the year ended December 31, 2002, 1.8 million of previously issued stock options were exercised.

     If compensation cost had been determined as if the fair value based accounting approach had been used for all awards granted for the year ended
December 31, 2002, the Company's net income and earnings per share would have been as follows:

                               Year ended December 31,     2002
---------------------------------------------------------------

Net income (in millions)..................................$ 553
Basic earnings per share..................................$2.78
Diluted earnings per share................................$2.73
---------------------------------------------------------------

     As permitted by the new recommendations, these amounts exclude the effect of awards granted prior to January 1, 2002 and include the calculation of compensation cost using the Black-Scholes option-pricing model with the following assumptions:

                                  Year ended December 31,  2002
---------------------------------------------------------------

Expected option life (years).............................   7.0
Risk-free interest rate.................................. 5.79%
Expected stock price volatility..........................   30%
Average dividend per share...............................$ 0.86
---------------------------------------------------------------

                                  Year ended December 31,  2002
---------------------------------------------------------------

Weighted average fair value of options granted...........$30.98
---------------------------------------------------------------

2001
Foreign currency translation

In 2001, the Company early adopted the CICA amended recommendations of Section
1650 "Foreign Currency Translation." The amended section eliminates the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of a fiscal year. Translation gains or losses on the above items are now recognized in net income immediately. As required by the amended section, the Company retroactively restated all prior period financial statements presented. The cumulative effect of the adoption of the amended section of $93 million ($62 million after tax) has been reflected as a charge to opening retained earnings of 1999. The effect on net income for 2001 and
2000 was an increase of $1 million and $2 million, respectively.

2000
Earnings per share

In 2000, the Company early adopted the CICA recommendations related to the presentation of earnings per share. The standard essentially harmonizes
Canadian and U.S. standards, specifically in the areas of presenting earnings per share information, computing diluted earnings per share and disclosure requirements. The new standard requires restatement of prior year comparative information.

                                 Canadian GAAP

                                          Canadian National Railway Company 101

Notes to Consolidated Financial Statements

3 Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,301 million (U.S.$833 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7,
2001, the U.S. Surface Transportation Board rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the Merger using the purchase method of accounting as required by CICA Handbook Section 1581 "Business Combinations."
As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the Company finalized the allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows: Current assets decreased by $10 million, Properties increased by $141 million, Other assets and deferred charges decreased by $98 million, Current liabilities increased by $10 million, Deferred income taxes increased by $16 million and Other liabilities and deferred credits increased by $3 million. The increase in Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition.

     The following table outlines the final fair values of WC's assets and liabilities acquired:

In millions
---------------------------------------------------------------

Current assets...........................................$  165
Properties............................................... 2,576
Other assets and deferred charges........................   335
                                                         ------
Total assets acquired.................................... 3,076
                                                         ------

Current liabilities......................................   363
Deferred income taxes....................................   759
Other liabilities and deferred credits...................   181
Long-term debt...........................................   472
                                                         ------
Total liabilities assumed................................ 1,775
                                                         ------
Net assets acquired......................................$1,301
                                                         ======

4 Accounts receivable

In millions                          December 31,  2002    2001
---------------------------------------------------------------

Freight
   Trade.......................................... $321    $309
   Accrued........................................  150     119
Non-freight ......................................  310     298
                                                   ------------
                                                    781     726
Provision for doubtful accounts ..................  (59)    (81)
                                                   ------------
                                                   $722    $645
                                                   ============

     The Company has a five-year revolving agreement, expiring in June 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis compared to $168 million and U.S.$113 million (Cdn$179 million) at December 31, 2001. Recourse is limited to 10% of receivables sold and consists of additional freight trade receivables that have been recorded in
Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight trade receivables sold. Other income included $9 million in 2002 and $10 million in each of 2001 and 2000 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     No servicing asset or liability has been recorded since the costs of servicing are compensated by the benefits of the agreement.

     The Receivables Purchase Agreement provides for customary indemnification provisions, which survive for a period of two years following the final purchase of any receivable, three years from the final collection date or until statute barred, in the case of taxes. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, for which there is no monetary limitation, as the Company does not expect to make any payments pertaining to the indemnifications of this program.

                                 Canadian GAAP

102 Canadian National Railway Company

Notes to Consolidated Financial Statements

5 Properties

In millions                                          December 31, 2002                                 December 31, 2001
---------------------------------------------------------------------------------------------------------------------------------

                                                      Accumulated                                       Accumulated
                                               Cost  depreciation            Net                Cost   depreciation           Net
---------------------------------------------------------------------------------------------------------------------------------
Track, roadway and land....................$16,727         $3,604        $13,123             $16,549         $3,510       $13,039
Rolling stock..............................  3,841          1,392          2,449               3,703          1,336         2,367
Buildings..................................  1,723            778            945               1,622            721           901
Other......................................    892            511            381                 919            503           416
                                           --------------------------------------------------------------------------------------
                                           $23,183         $6,285        $16,898             $22,793         $6,070       $16,723
                                           ======================================================================================
Capital leases included in rolling stock...$ 1,348         $  244        $ 1,104             $ 1,246         $  218       $ 1,028
                                           ======================================================================================

6 Other assets and deferred charges

In millions                          December 31,  2002    2001
---------------------------------------------------------------

Investments....................................... $380    $496
Prepaid benefit cost (Note 13) ...................  353     251
Deferred receivables .............................   88     108
Unamortized debt issue costs .....................   41      42
Other ............................................    1       4
                                                   ------------
                                                   $863    $901
                                                   ============

Investments

As at December 31, 2002, the Company had $368 million ($478 million at December
31, 2001) of investments accounted for under the equity method and $12 million
($18 million at December 31, 2001) of investments accounted for under the cost method.

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport
Network Limited (ATN)

In 2002, the Company sold its interests in Tranz Rail and ATN for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. Prior to the sale, the Company had accounted for these investments as "available for sale."

Investment in English Welsh and Scottish Railway (EWS)

Through its acquisition of WC in 2001, the Company acquired 40.9% of EWS, a company which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The final fair value of the investment at the date of acquisition was determined based on the discounted cash flow method and a multiple of EWS earnings. The Company accounts for its investment in EWS using the equity method. At December 31, 2002, the excess of the Company's share of the book value of EWS' net assets over the carrying value of the investment is being depreciated over the life of its assets and is not significant.

Investment in 360networks Inc.

In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down 100% of its net investment in 360networks Inc. and subsequently sold all of its shares. In 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

7 Credit facilities

In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003. The credit facility provides for borrowings at various interest rates, including the
Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins.
The credit facility agreement contains customary financial covenants, based on
U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels.
Throughout the year, the Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The Company's commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2002, the Company had outstanding commercial paper of U.S.$136 million (Cdn$214 million) compared to U.S.$213 million (Cdn$339 million) as at December 31, 2001. The Company's borrowings of U.S.$172 million
(Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002. At December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of 1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December
31, 2002, letters of credit under the revolving credit facility amounted to
$295 million.

                                 Canadian GAAP

                                          Canadian National Railway Company 103

Notes to Consolidated Financial Statements

8 Accounts payable and accrued charges

In millions                         December 31,   2002    2001
---------------------------------------------------------------

Trade payables.................................. $  436    $385
Income and other taxes..........................    251     236
Payroll-related accruals........................    235     218
Workforce reduction provisions..................    168     151
Personal injury and other claims (Note 20)......    136      51
Accrued charges.................................    113     131
Accrued interest................................    104     141
Accrued operating leases........................     18      19
Other...........................................     26      42
                                                 --------------
                                                 $1,487  $1,374
                                                 ==============

9 Other liabilities and deferred credits

In millions                         December 31,   2002    2001
---------------------------------------------------------------

Personal injury and other claims,
   net of current portion (Note 20).............   $528    $379
Workforce reduction provisions,
   net of current portion (A)...................    253     340
Accrual for post-retirement benefits
   other than pensions (B)......................    284     258
Environmental reserve, net of current portion...     81      73
Deferred credits and other......................    189     246
                                                 --------------
                                                 $1,335  $1,296
                                                 ==============

A. Workforce reduction provisions (Note 14)

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next three years. Payments have reduced the provisions by $177 million for the year ended December 31, 2002 ($169 million for the year ended December 31, 2001). As at December 31, 2002, the aggregate provisions, including the current portion, amounted to $421 million ($491 million as at December 31, 2001).

B. Post-retirement benefits other than pensions

(i)  Change in benefit obligation

In millions                Year ended December 31, 2002    2001
---------------------------------------------------------------

Benefit obligation at beginning of year........... $309    $242
Amendments........................................   18      25
Actuarial loss....................................  101      20
Interest cost.....................................   23      19
Service cost......................................   13      11
Foreign currency changes..........................  (1)       6
Transfer from other plans.........................    -       5
Benefits paid.....................................  (19)    (19)
                                                   ------------
Benefit obligation at end of year................. $444    $309
                                                   ============

(ii) Funded status

In millions                           December 31, 2002    2001
---------------------------------------------------------------

Unfunded benefit obligation at end of year........ $444    $309
Unrecognized net actuarial loss................... (122)    (26)
Unrecognized prior service cost...................  (38)    (25)
                                                   ------------
Accrued benefit cost for post-retirement
   benefits other than pensions................... $284    $258
                                                   ============

(iii) Components of net periodic benefit cost

In millions       Year ended December 31, 2002     2001    2000
---------------------------------------------------------------

Interest cost............................  $23      $19     $15
Service cost.............................   13       11       8
Amortization of prior service cost.......    5        3       1
Recognized net actuarial loss............    4        2       1
                                           --------------------
Net periodic benefit cost................  $45      $35     $25
                                           ====================

(iv) Weighted-average assumptions

                            December 31,  2002     2001    2000
---------------------------------------------------------------

Discount rate........................... 6.65%    6.97%   6.95%
Rate of compensation increase........... 4.00%    4.00%   4.25%
---------------------------------------------------------------

     For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 17% for 2003 and 18% for 2002. It is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter.

     A one-percentage-point change in the health care cost trend rate would not cause a material change in the Company's net periodic benefit cost nor the post-retirement benefit obligation.

                                 Canadian GAAP

104 Canadian National Railway Company

Notes to Consolidated Financial Statements

10 Long-term debt
                                                                                               Currency
                                                                                               in which            December 31,
In millions                                                                       Maturity      payable         2002         2001
---------------------------------------------------------------------------------------------------------------------------------
Debentures and notes: (A)
Canadian National series:
   6.63%10-year notes .........................................................May 15, 2003       U.S.$      $   236      $   239
   7.00%10-year notes .........................................................Mar. 15, 2004      U.S.$          419          422
   6.45%Puttable Reset Securities (PURS) (B)...................................July 15, 2006      U.S.$          394          398
   6.38%10-year notes (C) .....................................................Oct. 15, 2011      U.S.$          631          636
   6.80%20-year notes (C)......................................................July 15, 2018      U.S.$          315          318
   7.63%30-year debentures.....................................................May 15, 2023       U.S.$          236          239
   6.90%30-year notes (C)......................................................July 15, 2028      U.S.$          749          755
   7.38%30-year debentures (C) ................................................Oct. 15, 2031      U.S.$          315          318
Illinois Central series:
   6.75%10-year notes..........................................................May 15, 2003       U.S.$          158          159
   7.75%10-year notes..........................................................May 1, 2005        U.S.$          158          159
   6.98%12-year notes .........................................................July 12, 2007      U.S.$           79           80
   6.63%10-year notes..........................................................June 9, 2008       U.S.$           32           32
   5.00%99-year income debentures..............................................Dec. 1, 2056       U.S.$           12           12
   7.70% 00-year debentures ...................................................Sep. 15, 2096      U.S.$          197          199
Wisconsin Central series:
   6.63% 10-year notes.........................................................April 15, 2008     U.S.$          236          239
                                                                               --------------------------------------------------
Total debentures and notes ....................................................                                4,167        4,205

Other:
   Revolving credit facilities (Note 7) .......................................                   U.S.$          142          273
   Commercial paper (D) (Note 7) ..............................................                   U.S.$          214          339
   Capital lease obligations, amounts owing under equipment
     agreements and other (E) .................................................                 Various        1,068        1,125
                                                                               --------------------------------------------------
Total other ...................................................................                                1,424        1,737
                                                                               --------------------------------------------------

Subtotal.......................................................................                                5,591        5,942

Less:
   Current portion of long-term debt ..........................................                                  574          163
   Net unamortized discount ...................................................                                   14           15
                                                                               --------------------------------------------------
                                                                                                                 588          178
                                                                               --------------------------------------------------
                                                                                                              $5,003       $5,764
                                                                               ==================================================

A. The Company's debentures and notes are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July
15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original
PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15,
2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. Interest rates on commercial paper at December 31, 2002 range from approximately 1.4% to
1.7%.

                                 Canadian GAAP

                                          Canadian National Railway Company 105

Notes to Consolidated Financial Statements

10 Long-term debt (continued)

E. Interest rates for the capital leases range from approximately 3.0% to 14.6%
with maturity dates in the years 2003 through 2025. The imputed interest on these leases amounted to $498 million as at December 31, 2002, and $545 million as at December 31, 2001.

     The equipment agreements are payable by monthly or semi-annual installments over various periods to 2007 at interest rates ranging from 6.0%
to 6.7%. As at December 31, 2002, the principal amount repayable was $14 million ($19 million as at December 31, 2001). The capital leases, equipment agreements, and other obligations are secured by properties with a net carrying amount of $1,122 million as at December 31, 2002 and $1,096 million as at
December 31, 2001.

     During 2002, the Company recorded $114 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($91 million in 2001). An equivalent amount was recorded in debt.

F. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2002 but excluding repayments of commercial paper and revolving credit facility of $214 million and $142 million, respectively, for the next five years and thereafter, are as follows:

Year                                                In millions
----------------------------------------------------------------

2003.................................................... $  574
2004....................................................    560
2005....................................................    246
2006....................................................    438
2007....................................................    164
2008 and thereafter.....................................  3,239
----------------------------------------------------------------

G. The aggregate amount of debt payable in U.S. currency as at December 31,
2002 is U.S.$3,164 million (Cdn$4,987 million) and U.S.$3,334 million
(Cdn$5,302 million) as at December 31, 2001.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

o    Unlimited number of Common Shares, without par value

o    Unlimited number of Class A Preferred Shares, without par value issuable in series

o    Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2002, the Company issued 7.8 million shares of which 1.8 million shares
(2.1 million shares in 2001 and 1.2 million shares in 2000) was related to stock options exercised and 6.0 million shares was related to the conversion of the Company's convertible preferred securities. The total number of common shares issued and outstanding was 197.5 million as at December 31, 2002.

C. Convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the
Securities holders' right to convert their Securities into common shares of the
Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

     In 1999, the Company had issued 4.6 million 5.25% Securities due on June
30, 2029, at U.S.$50 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase programs

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of
$67.68 per share.

     In 2001, the Board of Directors of the Company approved a share repurchase program under which the Company did not repurchase any common shares.

     In 2000, $529 million was used to repurchase 13.0 million common shares, the maximum allowed under the program, pursuant to a normal course issuer bid at an average price of $40.70 per share.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company's major plans is provided below:

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 6% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees. Participation at December 31, 2002 was 8,911 employees (9,432 at December 31, 2001). The total number of ESIP shares purchased on behalf of employees, including the Company's contributions, was
497,459 in 2002, 516,726 in 2001 and 637,531 in 2000, resulting in a pre-tax charge to income of $9 million, $8 million and $6 million for the years ended
December 31, 2002, 2001 and 2000, respectively.

                                 Canadian GAAP

106 Canadian National Railway Company

Notes to Consolidated Financial Statements

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004 of a combination of common stock of the Company, as to fifty percent, and cash value, as to the remaining fifty percent.

     The share units vest conditionally upon the attainment of targets relating to the Company's share price during the six-month period ending June 30, 2004.
At December 31, 2002, the total number of share units outstanding was 419,900, representing a potential maximum compensation cost of $21 million. Due to the nature of the vesting conditions, no compensation cost was recorded for 2002 and 2001. At December 31, 2002, an additional 45,100 share units remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31,
2002, an additional 2.6 million common shares remained authorized for future issuances under these plans. Options issued by the Company include conventional options, which vest over a period of time, and performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment. The total conventional and performance options outstanding at December 31, 2002 were 9.1 million and 2.0 million, respectively. Changes in the Company's stock options are as follows:

                                        Number Weighted-average
                                      of options exercise price
----------------------------------------------------------------

                                      In millions
----------------------------------------------------------------

Outstanding at December 31, 1999 (1)...... 8.3          $ 34.88
Granted .................................. 2.2          $ 35.33
Canceled .................................(0.4)         $ 36.23
Exercised.................................(1.2)         $ 22.19
                                          ----------------------
Outstanding at December 31, 2000 (1)...... 8.9          $ 34.95
Conversion of WCoptions................... 1.0          $ 58.63
Granted .................................. 2.4          $ 50.65
Canceled .................................(0.3)         $ 46.01
Exercised.................................(2.1)         $ 30.43
                                          ----------------------
Outstanding at December 31, 2001 (1) (2).. 9.9          $ 43.62
Granted .................................. 3.2          $ 76.78
Canceled .................................(0.2)         $ 56.98
Exercised.................................(1.8)         $ 39.16
                                          ----------------------
Outstanding at December 31, 2002 (1) (2)..11.1           $53.50
                                          ----------------------

(1)  Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2)  Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

Stock options outstanding and exercisable as at December 31, 2002 were as follows:

                                                                       Options outstanding                   Options exercisable
---------------------------------------------------------------------------------------------------------------------------------
                                                                           Weighted-      Weighted-                     Weighted-
                                                                             average        average                       average
                                                               Number       years to       exercise          Number      exercise
Range of exercise prices                                   of options     expiration          price      of options         price
---------------------------------------------------------------------------------------------------------------------------------

                                                          In millions                                   In millions
---------------------------------------------------------------------------------------------------------------------------------

$13.50-$23.72 ..............................................      0.1              3        $ 17.23             0.1       $ 17.23
$25.18-$35.01 ..............................................      2.1              6        $ 33.59             1.2       $ 32.48
$35.70-$49.45 ..............................................      3.2              6        $ 44.69             2.7       $ 44.56
$50.02-$69.77 ..............................................      2.5              8        $ 51.43             0.8       $ 52.93
$70.04 and above ...........................................      3.2              9        $ 77.59             0.1       $ 97.09
                                                                -----                                          ----
Balance at December 31, 2002 (1) ...........................     11.1              7        $ 53.50             4.9        $44.01
                                                                =====                                          ====

(1)  Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

D. Stock-based compensation cost

Compensation cost for performance-based stock option awards under these plans is determined by the options' intrinsic value in accordance with the CICA
Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based
Payments." No compensation cost was recognized for stock-based awards in 2002.
Disclosures required under the fair value based accounting approach are presented in Note 2 - Accounting changes.

                                 Canadian GAAP

                                          Canadian National Railway Company 107

Notes to Consolidated Financial Statements

13 Pensions

The Company has retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The tables that follow pertain to all such plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan (the Pension Plan). The
Company's other pension plans are not significant.

Description of plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian
National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the
trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as
Administrator, complies with the provisions of the Pension Plan and the related legislation.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules.
Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are
determined by actuarial valuations conducted at least on a triennial basis.
These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2001 and indicated a funding excess. Based on the Pension
Plan's current position, the Company's contributions are expected to be approximately $75 million in each of 2003, 2004 and 2005.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension
Trust Funds and consist of cash and short-term investments, bonds, mortgages,
Canadian and foreign equities, real estate, and oil and gas assets. Based on the fair value of the assets held at December 31, 2002, the plan assets are comprised of 1% in cash and short-term investments, 40% in bonds and mortgages,
50% in Canadian and foreign equities and 9% in real estate and oil and gas assets.

(a) Change in benefit obligation

In millions             Year ended December 31,    2002    2001
---------------------------------------------------------------

Benefit obligation at beginning of year........ $11,156 $10,855
Interest cost..................................     714     701
Actuarial (gain) loss..........................    (92)      94
Service cost...................................      99      92
Plan participants' contributions...............      61      73
Foreign currency changes.......................     (1)       6
Benefit payments and transfers.................   (694)   (665)
                                                ---------------
Benefit obligation at end of year.............. $11,243 $11,156
                                                ===============

(b) Change in plan assets

In millions             Year ended December 31,    2002    2001
---------------------------------------------------------------

Fair value of plan assets at beginning of year. $11,763 $12,455
Employer contributions.........................      92      69
Plan participants' contributions...............      61      73
Foreign currency changes.......................     (1)       6
Actual return on plan assets...................    (39)   (175)
Benefit payments and transfers.................   (694)   (665)
                                                ---------------
Fair value of plan assets at end of year....... $11,182 $11,763
                                                ===============

(c) Funded status

In millions                           December 31, 2002    2001
---------------------------------------------------------------

Excess (deficiency) of fair value of plan assets
   over benefit obligation at end of year (1).....$ (61)  $ 607
Unrecognized net actuarial (gain) loss (1)........  282   (537)
Unrecognized net transition obligation............   19      39
Unrecognized prior service cost...................  113     133
                                                ---------------
Net amount recognized............................. $353   $ 242
                                                ===============

(1)  Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions                           December 31, 2002    2001
----------------------------------------------------------------

Prepaid benefit cost (Note 6)..................... $353    $251
Accrued benefit cost..............................    -      (9)
                                                ---------------
Net amount recognized............................. $353    $242
                                                ===============

(e) Components of net periodic benefit cost

In millions      Year ended December 31,  2002     2001    2000
----------------------------------------------------------------

Interest cost........................... $ 714    $ 701   $ 690
Service cost............................    99       92      70
Amortization of net transition
  obligation ...........................    20       20      19
Amortization of prior service cost......    20       20      19
Expected return on plan assets..........  (874)    (846)   (792)
Recognized net actuarial loss...........     1        -       -
                                        ------------------------
Net periodic benefit cost (income)......$  (20)   $ (13)  $   6
                                        =======================

                                 Canadian GAAP

108  Canadian National Railway Company

Notes to Consolidated Financial Statements

(f) Weighted-average assumptions

                           December 31,   2002     2001    2000
----------------------------------------------------------------

Discount rate..........................  6.50%    6.50%   6.50%
Rate of compensation increase..........  4.00%    4.00%   4.25%
Expected return on plan assets for
   year ending December 31.............  9.00%    9.00%   9.00%
----------------------------------------------------------------

     Effective January 1, 2003, the Company will reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost in 2003 by approximately $50 million.

     The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the
respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions.
These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

14 Workforce reduction charges

In 2002, the Company announced 1,146 job reductions, in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

15 Interest expense

In millions      Year ended December 31,  2002     2001    2000
----------------------------------------------------------------

Interest on long-term debt..............  $353     $314    $306
Interest income.........................     -       (2)    (11)
                                          ---------------------
                                          $353     $312    $295
                                          =====================
Cash interest payments..................  $390     $307    $299
                                          =====================

16 Other income

In millions       Year ended December 31, 2002     2001    2000
---------------------------------------------------------------

Gain on disposal of properties........... $ 41     $ 53    $ 57
Equity in earnings of English Welsh
   and Scottish Railway (Note 6).........   33        8       -
Investment income........................   18       22       -
Foreign exchange gain....................   12        7      10
Gain on sale of interest in Detroit River
   Tunnel Company (A)....................    -      101       -
Write-down of investment
   in 360networks Inc. (Note 6)..........    -      (99)      -
Gain on exchange of investment (Note 6)..    -        -      84
Net real estate costs....................  (15)     (20)    (22)
Other....................................  (13)      (7)     (3)
                                          ---------------------
                                          $ 76     $ 65    $126
                                          =====================

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor,
Ontario.

17 Income taxes

The Company's consolidated effective income tax rate differs from the statutory
Federal tax rate. The reconciliation of income tax expense is as follows:

In millions     Year ended December 31,   2002     2001    2000
---------------------------------------------------------------

Federal tax rate.......................  26.1%    28.1%   29.1%
Income tax expense at the statutory
   Federal tax rate.................... $(219)  $ (314) $ (353)
Income tax (expense) recovery
   resulting from:
   Provincial and other taxes..........   (97)    (134)   (148)
   Deferred income tax adjustment
     due to rate reductions............      -        -     (4)
   U.S. tax rate differential..........      1        1       7
   Gain on disposals and dividends.....      6       27      20
   Other...............................     41       28      36
                                        -----------------------
Income tax expense..................... $ (268)  $ (392) $ (442)
                                        =======================
Income before income taxes
   Canada..............................  $ 900   $  955  $  999
   U.S.................................    (61)     164     217
                                        -----------------------
                                         $ 839   $1,119  $1,216
                                        =======================
Current income taxes
   Canada.............................. $ (130)  $  (99) $ (153)
   U.S.................................     18       14     (71)
                                        -----------------------
                                        $ (112)  $  (85) $ (224)
                                        =======================
Deferred income taxes
   Canada.............................. $ (161)  $ (226) $ (228)
   U.S.................................      5      (81)     10
                                        -----------------------
                                        $ (156)  $ (307) $ (218)
                                        =======================
Cash payments for income taxes.........  $  65   $   63  $  101
                                        =======================

                                 Canadian GAAP

                                          Canadian National Railway Company 109

Notes to Consolidated Financial Statements

17  Income taxes (continued)

     Significant components of deferred income tax assets and liabilities are as follows:

In millions                          December 31,  2002    2001
---------------------------------------------------------------

Deferred income tax assets
Workforce reduction provisions.................. $  144  $  178
Accruals and other reserves.....................    263     182
Post-retirement benefits........................     99      85
Losses and tax credit carryforwards.............     69      53
                                                 --------------
                                                    575     498
                                                 --------------
Deferred income tax liabilities
Properties and other............................  4,278   4,074
                                                 --------------

Total net deferred income tax liability.........  3,703   3,576
Net current deferred income tax asset...........    122     153
                                                 --------------
Net long-term deferred income tax liability..... $3,825  $3,729
                                                 ==============

Net deferred income tax liability
   Canada....................................... $  436  $  291
   U.S..........................................  3,267   3,285
                                                 --------------
                                                 $3,703  $3,576
                                                 ==============

     The Company expects to realize its deferred income tax assets from the generation of future taxable income, as the related payments are made and losses and tax credits carryforwards are utilized.

     The Company recognized tax credits of $9 million in 2002 for research and development expenditures ($35 million in 2001 for investment tax credits) not previously recognized, which reduced the cost of properties.

18 Segmented information

The Company operates in one business segment with operations and assets in
Canada and the United States.

Information on geographic areas

In millions     Year ended December 31,   2002     2001    2000
---------------------------------------------------------------

Revenues:
   Canadian rail....................... $3,726   $3,675  $3,668
   U.S. rail...........................  2,384    1,977   1,778
                                        -----------------------
                                        $6,110   $5,652  $5,446
                                        =======================
Operating income:
   Canadian rail ...................... $  954   $  966  $1,025
   U.S. rail ..........................    162      400     360
                                        -----------------------
                                        $1,116   $1,366  $1,385
                                        =======================
Net income:
   Canadian rail ...................... $  577   $  591  $  589
   U.S. rail ..........................     (6)     136     185
                                        -----------------------
                                        $  571   $  727  $  774
                                        =======================

In millions     Year ended December 31,   2002     2001    2000
---------------------------------------------------------------

Depreciation and amortization:
   Canadian rail (A) .................. $  278   $  255  $  232
   U.S. rail ..........................    228      214     189
                                        -----------------------
                                        $  506   $  469  $  421
                                        =======================
Capital expenditures: (B)
   Canadian rail (C) .................. $  491   $  484  $  541
   U.S. rail ..........................    194      177     215
---------------------------------------------------------------
                                        $  685   $  661  $  756
                                        =======================

In millions                        December 31,    2002    2001
---------------------------------------------------------------

Identifiable assets:
   Canadian rail............................... $ 7,402 $ 6,987
   U.S. rail (D)...............................  11,522  11,801
                                        -----------------------
                                                $18,924 $18,788
                                        =======================

(A)  Includes $7 million (2001: $6 million, 2000: $9 million) of depreciation and amortization of properties related to other business activities.

(B)  Represents additions to properties that include non-cash capital expenditures financed through capital lease arrangements.

(C)  Includes $4 million (2001: $5 million, 2000: $9 million) of additions to properties related to other business activities.

(D)  Includes equity holdings in foreign investments held by the Company's U.S.
     subsidiaries.

19 Earnings per share

The 2000 comparative figures have been restated to conform to the new accounting standard as explained in Note 2. The amended CICA Section 1650
"Foreign Currency Translation" requires restatement of prior years' income and, as such, earnings per basic and diluted share for 2000 have increased by $0.01, respectively.

                 Year ended December 31,  2002     2001    2000
----------------------------------------------------------------

Basic earnings per share................ $2.87    $3.72   $3.91
Diluted earnings per share.............. $2.82    $3.62   $3.82
                                         ======================

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions      Year ended December 31,  2002     2001    2000
----------------------------------------------------------------

Net income..............................  $571     $727    $774
Dividends on convertible preferred
   securities (Note 11).................     6       12      11
                                         ----------------------
                                          $565     $715    $763
                                         ======================
Weighted-average shares outstanding..... 196.7    192.1   195.0
Effect of dilutive securities and
   stock options .......................   6.1      8.9     7.8
                                         ======================
Weighted-average diluted shares
   outstanding ......................... 202.8    201.0   202.8
                                         ======================

     At December 31, 2002, 3.2 million stock options at a weighted- average exercise price of $77.56 were not included in the calculation of diluted earnings per share since their inclusion would have had an anti-dilutive impact.

                                 Canadian GAAP

110 Canadian National Railway Company

Notes to Consolidated Financial Statements

20 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2002, the Company's commitments under operating and capital leases are $1,154 million and $1,407 million, respectively. Annual net minimum payments in each of the next five years and thereafter, are as follows:

Year                         In millions            Operating      Capital
--------------------------------------------------------------------------

2003 ........................................       $  212        $  168
2004 ........................................          188           153
2005 ........................................          167           111
2006 ........................................          139            68
2007 ........................................          120           123
2008 and thereafter..........................          328           784
                                                    --------------------
                                                    $1,154         1,407
Less: imputed interest on capital leases at rates
   ranging from approximately 3.0% to 14.6%....................      498
                                                                  ------
Present value of minimum lease payments
   at current rate included in debt............................   $  909
                                                                  ======

     Rent expense for operating leases was $269 million, $258 million and $219 million for the years ended December 31, 2002, 2001 and 2000, respectively.
Contingent rentals and sublease rentals were not significant.

     The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. As at December 31, 2002, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

B. Other commitments

As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million.
Furthermore, as at December 31, 2002, the Company had entered into agreements with fuel suppliers to purchase approximately 38% of its anticipated 2003 volume and 8% of its anticipated 2004 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the
Federal Employers' Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company's personal injury expense in recent years.
In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the
Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach.
Consequently, and as discussed in Note 2, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The
Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     The Company's expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in
2002, ($78 million in 2001 and $60 million in 2000) and payments for such items were $156 million in 2002 ($149 million in 2001 and $111 million in 2000). As at December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

                                 Canadian GAAP

                                          Canadian National Railway Company 111

Notes to Consolidated Financial Statements

20  Major commitments and contingencies (continued)

D. Environmental matters

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

       (i)    the lack of specific technical information available with respect to many sites;

       (ii)   the absence of any government authority, third-party orders, or claims with respect to particular sites;

       (iii)  the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

       (iv)   the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     As at December 31, 2002, the Company had aggregate accruals for environmental costs of $106 million ($112 million as at December 31, 2001).
During 2002, payments of $16 million were applied to the provision for environmental costs compared to $14 million in 2001 and $11 million in 2000.
The Company anticipates that the majority of the liability at December 31, 2002 will be paid out over the next five years.

     In addition, related environmental capital expenditures were $19 million in both 2002 and 2001 and $20 million in 2000. The Company expects to incur capital expenditures relating to environmental matters of approximately $20 million in each of 2003 and 2004 and $17 million in 2005.

E. Standby letters of credit

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by highly rated banks, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2002, the maximum potential liability under these letters of credit was $403 million of which $334 million was for workers'
compensation and other employee benefits and $69 million was for equipment under leases and other.

     As at December 31, 2002, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2007.

F. General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the
Company would be required to indemnify third parties and others.
Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company's property, such as leases, licenses and easements; (c) contracts for the sale of assets; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures or fiscal agency agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g) transfer agent and registrar agreements in respect of the Company's securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payment cannot be determined with certainty, however, may be material.

                                 Canadian GAAP

112 Canadian National Railway Company

Notes to Consolidated Financial Statements

21 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company's counterparties was immaterial at December 31,
2002. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

     Realized gains and losses from the Company's fuel hedging activities were a $3 million gain, a $6 million loss and a $49 million gain for the years ended
December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the
Company has hedged approximately 47% of the estimated 2003 fuel consumption and
25% of the estimated 2004 fuel consumption. This represents approximately 263 million U.S. gallons at an average price of U.S.$0.5865 per U.S. gallon.
Unrecognized gains and losses from the Company's fuel hedging activities were a
$30 million gain, a $38 million loss and a $17 million loss as at December 31,
2002, 2001 and 2000, respectively.

(iii) Foreign currency

Although the Company conducts its business and receives revenues primarily in
Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the
U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

     For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S.
subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company's U.S. dollar denominated long-term debt are recorded in Currency translation, which forms part of Shareholders' equity.

(iv) Interest rates

From time to time, the Company enters into interest rate swap transactions for the purpose of minimizing the volatility in the fair value of certain fixed-interest long-term debt. In 2002 and 2001, the Company did not enter into any interest rate swap transactions.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated
Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company's proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

(iv) Convertible preferred securities:

In 2001, the fair value of the Company's convertible preferred securities was estimated based on the quoted market price.

                                 Canadian GAAP

                                          Canadian National Railway Company 113

Notes to Consolidated Financial Statements

21  Financial instruments (continued)

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2002 and 2001 for which the carrying values on the Consolidated Balance Sheet are different from the fair values:

In millions               December 31, 2002   December 31, 2001
--------------------------------------------------------------------------------
                                   Carrying        Fair    Carrying      Fair
                                     amount       value      amount     value
--------------------------------------------------------------------------------

Financial assets
Investments.......................   $  380      $  440      $  496    $  551
Financial liabilities
Long-term debt
   (including current portion)....   $5,577      $5,738      $5,927    $5,986
Other
Convertible preferred securities..   $    -      $    -      $  327    $  479
--------------------------------------------------------------------------------

22 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of Canadian National Railway Company are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects, with U.S. GAAP except as described below:

A. Reconciliation of net income

The application of U.S. GAAP would have the following effects on the net income as reported:

In millions      Year ended          December 31,  2002     2001    2000
-------------------------------------------------------------------------

Net income - Canadian GAAP ....................   $ 571     $727    $774
Adjustments in respect of:
   Property capitalization,
      net of depreciation .....................     363      339     278
   Interest on convertible preferred
      securities ..............................      (9)     (19)    (18)
   Stock-based compensation cost ..............      (9)     (19)     (3)
   Income tax rate reductions .................       -      122      (4)
   Income tax expense on current year
     U.S. GAAP adjustments ....................    (116)    (110)    (90)
                                                  ----------------------
Net income - U.S. GAAP ........................   $ 800   $1,040    $937
                                                  ======================

(i) Property capitalization

Under Canadian GAAP, the Company capitalizes only the material component of track replacement costs, to the extent it meets the Company's minimum threshold for capitalization, whereas under U.S. GAAP the labor, material and related overheads are capitalized. Furthermore, the Company capitalizes under U.S. GAAP all major expenditures for work that extends the useful life and/or improves the functionality of bridges and other structures and freight cars.

(ii) Stock-based compensation

As explained in Note 2, effective January 1, 2002, the Company adopted the CICA recommendations related to the accounting for stock-based compensation and other stock-based payments. The Company has elected to prospectively apply the recommendations to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002. Compensation cost attributable to performance-based employee stock option awards granted before such date continues to be a reconciling difference.

(iii) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under
U.S. GAAP they were treated as debt. Consequently, the interest on the
Securities until July 3, 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(iv) Foreign exchange

In 2001, the Company early adopted the CICA amended recommendations of Section
1650 "Foreign Currency Translation," which essentially harmonizes Canadian and
U.S. accounting standards by eliminating the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of a fiscal year and recognizing them into net income immediately. As required by the amended section, the Company has retroactively restated all prior period financial statements presented.

(v) Income tax expense

In 2001, under U.S. GAAP, the Company recorded a reduction to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, a deferred income tax recovery of $122 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income. For Canadian
GAAP purposes, there was no adjustment in 2001 as the impact resulting from lower corporate tax rates was accounted for in 2000 when the rates were substantively enacted. For the year ended December 31, 2000, the Canadian GAAP adjustment was a $4 million expense as the deferred tax position under Canadian
GAAP was different.

                                 Canadian GAAP

114  Canadian National Railway Company

Notes to Consolidated Financial Statements

B. Earnings per share

In 2000, the Company early adopted the CICA recommendations related to the presentation of earnings per share. Although the standard essentially harmonizes Canadian and U.S. standards, the earnings per share calculations continue to differ due to differences in the earnings figures.

(i) Basic earnings per share

                 Year ended December 31,       2002     2001    2000
---------------------------------------------------------------------

Net income - U.S. GAAP .....................  $4.07    $5.41   $4.81
Weighted-average number of common shares
   outstanding (millions) - U.S. GAAP ......  196.7    192.1   195.0
                                              -----------------------

(ii) Diluted earnings per share

                 Year ended December 31,       2002     2001    2000
---------------------------------------------------------------------

Net income - U.S. GAAP .....................  $3.97    $5.23   $4.67
Weighted-average number of common shares
   outstanding (millions) - U.S. GAAP ......  202.8    201.0   202.8
                                             ------------------------

C. Reconciliation of significant balance sheet items

(i) Shareholders' equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of
$489 million. Such a reorganization within Shareholders' equity is not permitted under U.S. GAAP.

     Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from
Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

     Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

     Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to
Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess would have been allocated to Capital stock followed by Retained earnings.

     For Canadian and U.S. GAAP purposes, the Company designated all U.S.
dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange gain, from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange gain has been included as part of
Accumulated other comprehensive income, a separate component of Shareholders'
equity, as required under Statement of Financial Accounting Standards (SFAS)
No. 130, "Reporting Comprehensive Income."

(ii) Minimum pension liability adjustment

In 2002 and 2001, one of the Company's pension plans had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability. An intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders' equity. There are no requirements under
Canadian GAAP to record a minimum pension liability adjustment.

(iii) Derivative instruments

On January 1, 2001, under U.S. GAAP, the Company adopted SFAS No. 133
"Accounting for Derivative Instruments and Hedging Activities," as amended by
SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging
Activities." In accordance with these statements, the Company has recorded in its balance sheet the fair value of derivative instruments used to hedge a portion of the Company's fuel requirements. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders' equity. There are no similar requirements under Canadian GAAP.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under
U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

                                 Canadian GAAP

                                          Canadian National Railway Company 115

Notes to Consolidated Financial Statements

22 Reconciliations of Canadian and United States generally
accepted accounting principles (continued)

(v) The application of U.S. GAAP would have a significant effect on the following balance sheet items as reported:

In millions                        December 31,    2002    2001
----------------------------------------------------------------

Current assets - Canadian GAAP................. $ 1,163 $ 1,164
Fuel derivative instruments....................      29       -
                                                ----------------
Current assets - U.S. GAAP..................... $ 1,192 $ 1,164
                                                ===============

Properties - Canadian GAAP..................... $16,898 $16,723
Property capitalization, net of depreciation...   2,783   2,422
                                                ----------------
Properties - U.S. GAAP......................... $19,681 $19,145
                                                ===============

Other assets and deferred charges -
  Canadian GAAP ............................... $   863 $   901
Fuel derivative instruments....................       1       -
Intangible asset...............................       1       1
Debt issue costs...............................       -      12
                                                ----------------
Other assets and deferred charges - U.S. GAAP.. $   865 $   914
                                                ===============

Current liabilities - Canadian GAAP............ $ 2,134 $ 1,638
Fuel derivative instruments....................       -      31
                                                ----------------
Current liabilities - U.S. GAAP................ $ 2,134 $ 1,669
                                                ===============

Deferred income tax liability -
  Canadian GAAP ............................... $ 3,825 $ 3,729
Cumulative effect of prior years'
  adjustments to income .......................     955     845
Income taxes on current year U.S.
  GAAP adjustments ............................     116     110
Income taxes on translation of U.S. to
   Canadian GAAP adjustments...................      16      13
Income taxes on minimum pension liability
  adjustment ..................................     (13)     (6)
Income taxes on fuel derivative instruments....      10     (13)
Income tax rate reductions.....................     (86)    (86)
Other..........................................       3      (1)
                                                ----------------
Deferred income tax liability - U.S. GAAP...... $ 4,826 $ 4,591
                                                ===============

Other liabilities and deferred credits -
   Canadian GAAP .............................. $ 1,335 $ 1,296
Stock-based compensation.......................      33      24
Minimum pension liability adjustment...........      38      18
Fuel derivative instruments....................       -       7
                                                ----------------
Other liabilities and deferred credits
  - U.S. GAAP                                   $ 1,406 $ 1,345
                                                ===============

Capital stock - Canadian GAAP.................. $ 3,558 $ 3,209
Capital reorganization.........................   1,300   1,300
Stock-based compensation.......................      49      48
Foreign exchange loss on convertible
  preferred securities ........................      12       -
Costs related to the sale of shares............     (33)    (33)
Share repurchase program.......................    (101)    (82)
                                                ----------------
Capital stock - U.S. GAAP...................... $ 4,785 $ 4,442
                                                ===============

In millions                        December 31,    2002    2001
----------------------------------------------------------------

Convertible preferred securities -
  Canadian GAAP ............................... $     - $   327
Debt issue costs...............................       -      12
Foreign exchange loss on convertible
  preferred securities ........................       -      27
                                                ----------------
Convertible preferred securities
   (classified as debt) - U.S. GAAP............ $     - $   366
                                                ===============

Contributed surplus - Canadian GAAP............ $   175 $   178
Dividend in kind with respect to land
  transfers ...................................     248     248
Costs related to the sale of shares............      33      33
Other transactions and related
   income tax effect...........................      18      18
Share repurchase program.......................      15      12
Capital reorganization.........................    (489)   (489)
                                                ----------------
Contributed surplus - U.S. GAAP................ $     - $     -
                                                ===============

Currency translation - Canadian GAAP........... $   132 $   133
Unrealized foreign exchange gain (loss)
   on U.S. to Canadian GAAP adjustments,
   net of applicable taxes.....................       1     (7)
Fuel derivative instruments,
   net of applicable taxes.....................      20    (25)
Income tax rate reductions.....................    (32)    (32)
Minimum pension liability adjustment,
   net of applicable taxes.....................    (24)    (11)
                                                ----------------
Accumulated other comprehensive
   income - U.S. GAAP.......................... $    97 $    58
                                                ===============

Retained earnings - Canadian GAAP.............. $ 2,762 $ 2,514
Cumulative effect of prior years'
   adjustments to income.......................   1,449   1,136
Current year adjustments to net income.........     229     313
Share repurchase program.......................      86      70
Cumulative dividend on convertible
   preferred securities........................      38      32
Capital reorganization.........................   (811)   (811)
Dividend in kind with respect to
   land transfers..............................   (248)   (248)
Other transactions and related
   income tax effect...........................    (18)    (18)
                                                ----------------
Retained earnings - U.S. GAAP.................. $ 3,487 $ 2,988
                                                ===============

                                 Canadian GAAP

116  Canadian National Railway Company

Notes to Consolidated Financial Statements

23 Quarterly financial data -- unaudited

In millions, except per share data
---------------------------------------------------------------------------------------------------------------------------------

                                                              2002                                          2001
                                               First    Second     Third  Fourth (1)        First    Second      Third     Fourth
---------------------------------------------------------------------------------------------------------------------------------

Revenues..................................... $1,509    $1,551    $1,503   $1,547          $1,398    $1,392     $1,325     $1,537
Operating income ............................ $  372    $  385    $  362   $   (3)         $  362    $  245     $  331     $  428
Net income .................................. $  211    $  212    $  187   $  (39)         $  271    $   40     $  178     $  238

Basic earnings per share .................... $ 1.08    $ 1.08    $ 0.93  $ (0.20)         $ 1.40    $ 0.19     $ 0.91     $ 1.22

Diluted earnings per share .................. $ 1.04    $ 1.04    $ 0.92  $ (0.19)         $ 1.36    $ 0.19     $ 0.88     $ 1.18

Dividend declared per share ................. $0.215    $0.215    $0.215  $ 0.215          $0.195    $0.195     $0.195     $0.195
                                              ===================================================================================

(1)  In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S.
     personal injury and other claims and a charge for workforce reductions of
     $120 million ($79 million after tax).

24  Comparative figures

Certain figures, previously reported for 2001 and 2000, have been reclassified to conform with the basis of presentation adopted in the current year.

                                 Canadian GAAP

                                         Canadian National Railway Company  117

The CN Pension Plan and the CN 1935 Pension Plan

General review

Trustee

Effective January 1, 2002, CIBC Mellon Trust Company (CIBC Mellon) was
appointed as Trustee of the Canadian National Railways Pension Trust Funds (CN
Pension Trust Funds, or Funds), replacing Montreal Trust Company of Canada. As
Trustee, CIBC Mellon performs certain duties which include holding legal title to the assets of the Funds and providing a certificate confirming that Canadian
National Railway Company (CN), as Administrator, complied with the provisions of the CN Pension Plan, the CN 1935 Pension Plan and the Pension Benefits
Standards Act, 1985 and its regulations. The checks and direct deposit payments in respect of these plans were issued in the name of the CN Pension Trust Funds from bank accounts in the name of CIBC Mellon, Trustee of the CN Pension Trust
Funds.

Administration of the pension plans

Overall accountability for the pension and benefit administration is the responsibility of CN. Mercer Human Resource Consulting, an employee benefits consulting firm, performs agreed-on pension and benefit administration services on behalf of CN.

Pension benefits

A. Pension improvements

The following pension improvements are effective January 1, 2002 and are based on recommendations made by the Pension Committee in 2001 and approved by CN's
Board of Directors:

o    The pension formula was increased from 1.6%/2.0% to 1.7%/2.0% for active members on January 1, 2002, for each year of pensionable service from
     January 1, 1966 for the CN Pension Plan only.

o    The eligibility requirements to qualify for indexation were shortened from age 60 and at least five complete calendar years since retirement to age
     59 and at least four complete calendar years since retirement.

o    Pensions were indexed at 75% of inflation rather than 60% of inflation for the year 2002. Retirees and survivors who met the eligibility requirements saw their 2002 pension increase by 2.25% instead of 1.8% on the first
     $3,000 of basic monthly pension. This was a lifetime pension benefit increase.

o    A special improvement to pensions was paid to eligible retirees and surviving spouses entitled to indexation on January 1, 2002, based on the number of years that such retirees were on pension and their pensionable service at the time of retirement. This was a lifetime pension benefit increase.

     In addition to these improvements, the CN Pension Plan was amended to provide for a reduction in the basic employee contribution rates, subject to certain conditions, from 5.48%/6.98% to 4.3%/6.3%, effective January 1, 2002.
This improvement reflected an agreement that CN reached with five of its six unions on the implementation of an employee-paid Long Term Disability (LTD)
plan for unionized employees active on January 1, 2002 and thereafter. The remaining union had established an employee-paid LTD plan in 1999 and the members of such union also benefited from the contribution reductions, subject to the same conditions applicable to the other unionized members. Disability pensions under the CN Pension Plan will be reduced to reflect the benefit payable under such employee-paid LTD plans.

     The non-unionized employees also benefited from the contribution reductions and the full cost of this reduction was charged to the Non-Unionized
Employees' Improvement Account as they have been covered by a CN-paid LTD plan under the CN Flex Benefit Program for many years.

     In 2002, CN's Board of Directors approved the recommendation made by the
Pension Committee to index pensions at 75% of inflation rather than 60% of inflation for the year 2003. Therefore, retirees and survivors who meet the eligibility requirements will see their 2003 pension increase by 1.275% instead of 1.02% on the first $3,250 of basic monthly pension. This is a lifetime pension benefit increase.

B. Indexation agreement and escalation account

As a result of the indexation agreement negotiated with the railway unions in
1989 and improvements to such agreement negotiated in 1992 and 1998, approximately 41,500 retirees and surviving spouses received permanent pension increases in 2002. These increases amounted to 2.25% on the first $3,000 of basic CN monthly pension, with a guaranteed minimum monthly pension increase of
$9.00 for eligible retirees and $4.50 for eligible surviving spouses.

     Under this indexation agreement, effective January 1, 1989, 50% of the experience gains or losses related to pensioners are accounted for separately in the Escalation Account. Net experience gains are used to pay for indexation of pensions above the minimum up to the maximum annual amount. The maximum annual indexation for eligible retirees and survivors is 60% (75% for the 2002 and 2003 indexation) of the increase in the Consumer Price Index (CPI) to a maximum increase in CPI of 6%, with an annual limit on the amount of pension which can be indexed.

     The Pension Committee may recommend additional benefits for pensioners, financed through the Escalation Account, if the balance in the account exceeds a certain threshold. These additional benefits are subject to approval by CN's
Board of Directors. Such additional benefits were granted on January 1, 2002 as indicated under section A. Pension improvements. In 2002, CN's Board of
Directors approved the Pension Committee's recommendation to increase maximum indexation for 2003 only, effective January 1, 2003 as indicated under section
A. Pension improvements. The value of such improvements was charged to the
Escalation Account in the current valuation.

118  The CN Pension Plan and the CN 1935 Pension Plan

The CN Pension Plan and the CN 1935 Pension Plan

C. Improvement accounts

Effective January 1, 1998, the unions and CN agreed to share the experience gains (losses) resulting from investment earnings related to active unionized members of the CN Pension Plan, based on the same concept as the indexation agreement. Under this agreement, annual calculations determine the amount of experience gains or losses to be credited (debited) to an account referred to as the Unionized Employees' Improvement Account. The balance of such account, if positive, may be used to improve benefits of unionized active members or reduce their contributions, as recommended by the Pension Committee and approved by CN's Board of Directors. The improvement account concept was also extended to non-unionized members and separate accounts were created for unionized and non-unionized members.

     The increase in the pension formula on January 1, 2002 as described under section A. Pension improvements was financed through the Improvement Accounts as of January 1, 2002.

Annual pension statements

As required by the Pension Benefits Standards Act, 1985 and to keep employees who are members of the CN Pension Plan and the CN 1935 Pension Plan updated annually on their personal entitlement, personalized pension statements were prepared as at December 31, 2001 and distributed by June 2002.

Services to pensioners

A. Direct deposit:

The Direct Deposit System (DDS) is available to all retirees and survivors.
Under this system, the monthly pension benefit is deposited directly into the individual's personal account. An itemized pension pay stub is sent to that individual initially, each January and whenever the gross or net amount changes. About 40,700 pensioners used this service in 2002.

B. Toll-free help lines:

Approximately 45,400 calls were handled in 2002 through the central toll-free help line (1-800-361-0739). Staff handling the toll-free telephone line have ready access to records and information required for quick, efficient and accurate responses to most callers' needs - in both of Canada's official languages.

Trustee's report

To the Administrator and the Members of the CN Pension Plan
and the CN 1935 Pension Plan

We, CIBC Mellon Trust Company, are the Trustee of the Canadian National
Railways Pension Trust Funds ("CN Pension Trust Funds").

     As Trustee, we have appointed KPMG LLP to examine the systems, procedures and internal controls used in respect to the custody, investment and administration of the assets of the CN Pension Trust Funds, the administration of the CN Pension Plan and the CN 1935 Pension Plan ("1935 Plan"), and the
performance of the Canadian National Railway Company ("CN") as Administrator of
the CN Pension Plan and the 1935 Plan for the year ended December 31, 2002.

     Our examination included such tests and procedures as were considered necessary in the circumstances taking into consideration the requirements of the Trust Deeds and our experience in the Canadian pension industry.

     In our opinion, based on the reasonable, but not absolute, degree of assurance obtained from the examination performed, the aforementioned systems, procedures and internal controls used by CN as Administrator, operated effectively during the year ended December 31, 2002 and complied with the objectives of the Pension Benefits Standards Act, 1985 and its Regulations.

(signed)
CIBC Mellon Trust Company
Trustee of the Canadian National Railways
Pension Trust Funds

Toronto, January 20, 2003

                          The CN Pension Plan and the CN 1935 Pension Plan  119

The CN Pension Plan and the CN 1935 Pension Plan

Actuary's report

To the Board of Directors of
Canadian National Railway Company

We have conducted actuarial valuations for funding purposes as at December 31,
2001 for the CN Pension Plan and the CN 1935 Pension Plan.

     As at December 31, 2001, these valuations revealed a consolidated actuarial liability of $10,486 million, a consolidated surplus of $482 million and a current service cost net of plan members' contributions of $87 million in
2002. The next actuarial valuations will be conducted as at December 31, 2004, at the latest.

In my opinion, for the purposes of the valuations,

o    the data on which these valuations were based were sufficient and reliable,

o    the assumptions are, in aggregate, appropriate, and

o    the methods employed in the valuations are appropriate.

We have also conducted actuarial valuations for accounting purposes as at
December 31, 2001 for the CN Pension Plan and the CN 1935 Pension Plan.

     These valuations were made in accordance with the requirements of Section
3461 of the Handbook of the Canadian Institute of Chartered Accountants (CICA).
They revealed a consolidated actuarial liability of $10,933 million.

     The difference between the results of the actuarial valuations conducted for funding purposes and those conducted for accounting purposes is mainly due to the CICA Section 3461 requirement to use an interest rate inherent in the amount at which the actuarial liability could be settled at the date of valuation.

     Both valuations have been prepared and, my opinions given, in accordance with accepted actuarial practice.

(signed)
Bernard Morency
Fellow of the Canadian Institute of Actuaries
Mercer Human Resource Consulting Limited

Montreal, January 21, 2003

Auditors' report

To the Board of Directors of
Canadian National Railway Company

We have audited the consolidated statement of net assets of the CN Pension Plan and the CN 1935 Pension Plan as at December 31, 2002 and the consolidated statement of changes in net assets for the year then ended. These financial statements are the responsibility of the Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the net assets of the CN Pension Plan and the CN 1935
Pension Plan as at December 31, 2002 and the changes in their net assets for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed)
KPMG LLP
Chartered Accountants

Montreal, Canada
January 20, 2003

120  The CN Pension Plan and the CN 1935 Pension Plan

Consolidated Statement of Net Assets at Market Value

In millions                        As at December 31,        2002         2001
-------------------------------------------------------------------------------

Bonds ...............................................    $  4,096     $  3,733
Mortgages ...........................................         319          272
Real estate .........................................         318          271
Oil and gas .........................................         657          468
Equities ............................................       5,565        6,033
Cash and short-term investments .....................         143          890
                                                         ---------------------
                                                           11,098       11,667
Receivable from Canadian National Railway Company ...           4            5
Net other liabilities ...............................          (9)          (1)
                                                         ---------------------
                                                         $ 11,093     $ 11,671
                                                         ========     ========

On behalf of the Board:

David G.A. McLean                  E. Hunter Harrison
Director                           Director

See accompanying notes to consolidated financial statements.

                          The CN Pension Plan and the CN 1935 Pension Plan  121

Consolidated Statement of Changes in Net Assets at Market Value

In millions                                       Year ended December 31,       2002        2001
------------------------------------------------------------------------------------------------
Net assets at market value, beginning of year ...........................   $ 11,671    $ 12,356
                                                                            --------------------
Investment income
        Bonds ...........................................................        240         238
        Mortgages .......................................................         23          18
        Real estate .....................................................         10          11
        Oil and gas .....................................................         52          48
        Equities ........................................................         84          88
        Short-term investments ..........................................         14          20
                                                                            --------------------
                                                                                 423         423
Less administrative expenses ............................................        (19)        (18)
                                                                            --------------------
Investment income before net gain (loss) on sale of investments .........        404         405
Net gain (loss) on sale of investments ..................................       (167)        486
                                                                            --------------------
Total investment income .................................................        237         891
                                                                            --------------------
Unrealized depreciation in value of investments .........................       (268)     (1,060)
                                                                            --------------------
Contributions
        Employees .......................................................         61          73
        Company .........................................................         74          69
                                                                            --------------------
Total contributions .....................................................        135         142
                                                                            --------------------
Disbursements for members
        Pension benefits paid ...........................................       (645)       (618)
        Refunds .........................................................        (37)        (43)
                                                                            --------------------
Total disbursements for members .........................................       (682)       (661)
                                                                            --------------------
Transfers ...............................................................          -           3
                                                                            --------------------
Net decrease ............................................................       (578)       (685)
                                                                            --------------------
Net assets at market value, end of year .................................   $ 11,093    $ 11,671
                                                                            ====================

See accompanying notes to consolidated financial statements.

122  The CN Pension Plan and the CN 1935 Pension Plan

Notes to Consolidated Financial Statements

1 Description of plans

These consolidated financial statements cover two pension plans, the CN Pension
Plan and the CN 1935 Pension Plan (CN Plans), and include the accounts of the
Canadian National Railways Pension Trust Funds and its wholly owned companies.
All references in these financial statements to the "Company" refer to Canadian
National Railway Company, which is the Administrator of the CN Plans. The CN
1935 Pension Plan is for a closed group of members and represents less than 1%
of the pension obligation of the plans. Therefore, the following is a summarized description of the CN Pension Plan only. Please refer to the rules of the CN Pension Plan for additional information.

A. General

The CN Pension Plan (the Plan) is a contributory defined benefit pension plan generally applicable for employees from the first day of employment. Under this
Plan, employees contribute between 4.3% and 4.7% (5.48% and 5.88% prior to
January 1, 2002) of earnings up to the Year's Maximum Pensionable Earnings
(YMPE) under the Canada or Quebec Pension Plan and between 6.3% and 6.7% (6.98%
and 7.38% prior to January 1, 2002) of earnings in excess of the YMPE up to a maximum of $4,989 in 2002. Participants are not required to make contributions after 35 years of pensionable service. Company contributions are determined on the basis of actuarial valuations done at least on a triennial basis in accordance with the requirements of the Pension Benefits Standards Act, 1985 and Regulations thereunder.

B. Pensions

Pensions are based on the employee's average pensionable earnings for the best five consecutive calendar years or the last 60 months of employment at the rate of 2% for each year of pensionable service prior to January 1, 1966, 1.7% for each year of pensionable service thereafter up to the average YMPE over the last 60 months and 2% of the excess of such average pensionable earnings over the average YMPE. The maximum annual pension payable is $1,715 multiplied by the pensionable service of the member. Pensionable service is limited to 35 years.

C. Retirement age

The normal retirement age is 65. However, with the Company's consent, employees who are at least 55 years of age and have 85 points (age plus years of pensionable service) are entitled to an early retirement pension without reduction. Employees with less than 85 points can retire anytime from age 55 with a reduction in their pension of 0.5% for each month (6% per year) between their date of retirement and their 65th birthday.

D. Disability pensions

A member with 10 years of pensionable service who is declared either unfit to perform his/her usual employment with the Company due to a permanent disability which occurred prior to 1992, or totally and permanently disabled due to a disability which occurred after 1991, may, subject to certain conditions, apply for an immediate reduced or unreduced pension. Any declarations in respect of a member's disability are the responsibility of CN's Chief Medical Officer. The disability pension may be adjusted to take into account benefits payable under a long-term disability plan or under a Workers' Compensation Act of any province.

E. Pre-retirement survivors' pensions and death refunds

A survivor's pension is payable to the eligible spouse of a member who had a minimum of two years of plan membership upon his/her death. Otherwise, a death refund is payable to the spouse, or, if there is no spouse, to the estate of the member.

F. Post-retirement survivors' pensions and estate settlements

Upon the death of a retiree who had an eligible spouse at retirement, either
55% or 60% of the basic pension of the retiree is payable to that spouse during his/her lifetime depending on the option elected at retirement. The survivor's pension is guaranteed for the first 10 years after retirement. If the retiree and the surviving spouse, if any, die in the first 10 years after retirement, the survivor's pension will be payable to the estate of the retiree until the
10-year period is over.

G. Termination benefits

Upon termination of service, a member is entitled to either his/her contributions with interest or to the value of his/her benefits accrued under the Plan or to a deferred pension or a combination of the above, depending on his/her age, pensionable service and years of membership at termination.

H. Income taxes

The Plan is registered under the Income Tax Act and Regulations. Contributions to the Plan are tax deductible to the Company and investment income of the
Canadian National Railways Pension Trust Funds is not taxable in Canada.
Investment income from some foreign countries is subject to withholding taxes, which are either fully or partially recovered.

                          The CN Pension Plan and the CN 1935 Pension Plan  123

Notes to Consolidated Financial Statements

2 Summary of significant accounting policies

A. Basis of presentation

These consolidated financial statements are prepared on a market value basis, in accordance with generally accepted accounting principles in Canada for pension plans. Management is required to make estimates and assumptions that affect the reported amounts at the date of the financial statements. Actual results could differ from these estimates. These financial statements present the aggregate financial position of the CN Plans as a separate financial reporting entity independent of the sponsor and plan members, and are prepared to assist plan members and others in reviewing the activities of the CN Plans for the year and as such, do not portray the funding requirements of the CN
Plans nor the benefit security of individual members.

B. Investments

Investment transactions are recorded at the point when the risks and rewards of ownership are transferred. Publicly traded securities are recorded on the trade date.

      Investments are stated at market value which is determined using publicly quoted prices where available. When such prices are not available, market values are estimated on the basis of the present value of estimated future net cash flows, the market value of comparable assets, or the breakup value of underlying assets.

Market values of investments are determined as follows:

(i)   Bonds are valued using the closing market price as at December 31.

(ii)  Mortgages are valued using current market yields of financial instruments of similar maturity and at appropriate spreads from instruments of comparable quality.

(iii) Real estate consists of land and buildings. Land is valued using the market value of comparable assets, and buildings are valued using the present value of estimated future net cash flows and the market value of comparable assets. Independent valuations of land and buildings are performed triennially.

(iv)  Oil and gas reserves are valued using the present value of estimated future net cash flows, which are based on projected production, prices, and costs. Land is valued using the market value of comparable assets.
      Trust units and equities are valued using the closing market price as at
      December 31.

(v)   Equities are valued using the closing market price as at December 31.

(vi)  Short-term investments and other assets are valued at cost, which approximates market value.

(vii) Listed derivative financial instruments are valued using the market settlement price as at December 31. Unlisted derivative financial instruments are valued using the present value of future net cash flows determined by using closing market levels and interest rates for instruments of similar maturity and credit risk.

      The change in market value has been segregated in the Consolidated
Statement of Changes in Net Assets at Market Value between net gain (loss) on sale of investments during the year and the unrealized appreciation
(depreciation) in value of investments, which represents the balance of the change in market value of investments for the year.

C. Income recognition

Dividends are accrued on the ex-dividend date; income from other investments is accrued as earned. Gains or losses realized on the sale of investments are recognized on the dates of sales, are calculated based on the average cost of the assets and are included in the Consolidated Statement of Changes in Net
Assets at Market Value as a net gain (loss) on sale of investments.

D. Foreign exchange

Assets and liabilities denominated in foreign currencies are translated using current rates as at December 31 or at the forward foreign exchange contract rates for investments that are hedged. Foreign dividends and interest income are translated at the rates prevailing when accrued.

      Unrealized foreign exchange gains and losses on investments incurred during the year are included in unrealized appreciation (depreciation) in value of investments. The net gain (loss) on sale of investments denominated in foreign currencies includes the foreign exchange gain or loss realized on the transaction.

E. Contributions

Contributions from employees are recorded in the period in which the Company makes payroll deductions. The contributions from the Company, as determined by the latest actuarial valuations, are recorded using the accrual method.

F. Transfers

Transfers to/from other funds are accounted for in the period in which the value of the transfers can be reasonably estimated.

124  The CN Pension Plan and the CN 1935 Pension Plan

Notes to Consolidated Financial Statements

3 Investments

Investments consist of securities, assets or financial instruments where the CN
Plans' original intention is to hold to maturity or until market conditions render alternative investments more attractive. Significant terms and conditions related to investments as at December 31 are as follows:

Market risk

Market risk is the risk that the value of an investment will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual investment or its issuer, or factors affecting all securities traded in the market. The CN Plans' policy is to invest in a diversified portfolio of investments, based on criteria established in the Statement of Investment Policies and Procedures, and may include the use of derivative financial instruments to mitigate the impact of market risk.

      Equities are diversified by issuer and by industry. The most significant allocations to individual issuers or industry sectors are limited to 4.2% and
15.2%, (3.5% and 17.7% in 2001) respectively.

Foreign currency risk

Foreign currency exposure arises from investments denominated in currencies other than the Canadian dollar. Fluctuations in foreign currency rates can result in a positive or negative impact on the fair value of the CN Plans'
investments. The CN Plans' exposure to currencies, as a proportion of total assets and after taking into account the effect of foreign currency derivatives positions, is as follows:

                                            As at December 31,    2002     2001
-------------------------------------------------------------------------------
Canada .......................................................     78%      73%
United States of America .....................................     11%      18%
Euro zone ....................................................      3%       4%
United Kingdom ...............................................      2%       2%
Japan ........................................................      2%       1%
Other ........................................................      4%       2%
                                                                  -------------
Total ........................................................    100%     100%
                                                                  =============

Interest rate risk

Interestrate risk represents the risk that the market value of the CN Plans'
investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the CN Plans.

      The term to maturity of interest rate sensitive investments, based on contractual repricing dates, is as follows:

In millions, except percentage data    As at December 31,                      2002                                    2001
-----------------------------------------------------------------------------------------------------------------------------------

                                                                Term to maturity
                                                       ------------------------------                Average                Average
                                                       Within 1     1 to 5     Over 5              effective              effective
                                                           year      years      years      Total       yield      Total       yield
-----------------------------------------------------------------------------------------------------------------------------------
Short-term investments ..............................  $    132   $      -   $      -   $    132       2.78%   $    881       2.51%
Bonds ...............................................        34      1,637      2,425      4,096       4.59%      3,733       5.06%
Mortgages ...........................................         -         76        243        319       5.44%        272       6.47%
                                                       ----------------------------------------------------------------------------
Total ...............................................  $    166   $  1,713   $  2,668   $  4,547       4.60%   $  4,886       4.68%
                                                       ============================================================================

Credit risk

Credit risk arises from the potential for an investee to fail or a counterparty to default on its contractual obligations to the CN Plans.

      In accordance with formally established policies, the CN Plans manage credit risk by dealing with counterparties considered to be of high credit quality, utilizing an internal credit limit monitoring process as well as credit mitigation techniques such as master netting and collateral agreements.

      Short-term investments consist primarily of securities issued by Canadian chartered banks. Seventy-eight percent (90% in 2001) of Bonds are issued or guaranteed by Canadian or U.S. governments and 18% (9% in 2001) by corporations. Mortgages are secured by real estate.

      At year-end, the CN Plans' most significant exposures were with Canadian governments which issued or guaranteed $3,200 million ($3,181 million in 2001)
of securities held by the CN Plans. Excluding the above, the remainder of assets are diversified with no other issuer accounting for more than 2.1% (3.3%
in 2001) of total net assets. Credit risk resulting from the use by the CN
Plans of derivative financial instruments is addressed in Note 4.

                          The CN Pension Plan and the CN 1935 Pension Plan  125

Notes to Consolidated Financial Statements

4 Derivative financial instruments

From time to time, the CN Plans use derivative financial instruments
(derivatives) for asset mix management purposes or to hedge their exposures to foreign currency, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are financial instruments whose value is derived from interest rates, foreign exchange rates, equity or commodity prices. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. Derivatives include forwards, futures, swaps and options. Types of contracts used by the CN Plans include:

o    Swaps, which are contractual agreements between two parties to exchange fixed and/or floating rate payments based on a notional value.

o    Forwards and futures, which are contractual agreements to either buy or sell a specified currency or financial instrument at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are standardized contracts traded on regulated exchanges and are subject to daily cash margining.

     The credit risk of derivative instruments is limited to the cost of replacing, at current fair value, all contracts which have a positive value.
Credit risk on futures contracts is considered minimal as the counterparty to a futures contract is a public exchange, contracts are marked-to- market and margin receivables and payables are settled in cash daily.

     The following table summarizes the derivatives portfolio of the CN Plans and the related credit exposure:

As at December 31,                                                 2002                              2001
------------------------------------------------------------------------------------------------------------------------
                                                                  Fair value (2)                        Fair value (2)
                                                 Notional       -------------------    Notional      -------------------
In millions                                     value (1)       Assets  Liabilities   value (1)      Assets  Liabilities
------------------------------------------------------------------------------------------------------------------------
Interest rate:
   Swap contracts ......................           $   50       $  0.7       $    -      $   41      $    -       $  0.2
   Futures contracts ...................              765            -            -         294           -            -
Foreign exchange:
   Forward contracts ...................            1,209          1.7          7.5         867        15.1          7.2
   Swap contracts ......................                -            -            -          65           -          7.7
Equity and commodity:
   Futures contracts ...................                4            -            -           9           -            -
                                                   ---------------------------------------------------------------------
Total .......................................      $2,028          2.4       $  7.5      $1,276        15.1       $ 15.1
                                                   ---------------------------------------------------------------------
Effect of master netting
   and collateral
   agreements ...............................                     (0.2)                                (2.0)
                                                   ---------------------------------------------------------------------
Net credit risk
   (replacement cost) .......................                   $  2.2                               $ 13.1
                                                   =====================================================================

(1)  Notional value represents the amount to which a rate or price is applied in order to calculate the exchange of cash flows under a derivative contract.

(2)  The fair values of all derivative contracts are included in the market value of the assets of the CN Plans.

5 Funding policy

In respect of the CN Plans, the contributions by the Company are determined in accordance with the requirements of the Pension Benefits Standards Act, 1985 and Regulations thereunder, and are based on the projected unit credit actuarial cost method, with projection of salaries where future salary changes affect the amount of the projected benefits. In the case of the CN 1935 Pension
Plan, the Company makes money purchase contributions in accordance with the rules of the plan.

     The latest actuarial valuations of the CN Plans were prepared by Mercer
Human Resource Consulting Limited as at December 31, 2001 and were submitted to the Superintendent of Financial Institutions and to the Canada Customs and
Revenue Agency. In these actuarial valuations, the principal assumptions adopted by the CN Plans' actuary are members' mortality, disability, retirement, termination of employment, merit and periodic increases in earnings, as well as a long-term rate of return of 7.0% (7.25% at the previous valuation) per annum on investments. Future increases in members' earnings have been projected using economic assumptions consistent with this long-term rate of return.

6 Transfers

In 2002, the accounts include a provision for the amounts to be remitted to/from other funds to cover transfers of members of CN Plans to other pension plans and transfers of members of other plans to the CN Plans.

7 Consolidated actuarial pension obligation and asset value

The actuarial valuations as at December 31, 2001 revealed a consolidated actuarial liability of $10,933 million and a consolidated actuarial asset value of $10,968 million. The results of these valuations were then used to estimate the corresponding figures as at December 31, 2002, which approximate $11,127 million and $11,212 million, respectively, as at that date. The principal components of the change in the pension obligations are the interest accrued on benefits ($706 million in 2002 and $693 million in 2001), benefit payments and transfers ($683 million in 2002 and $655 million in 2001), benefits accrued during the year ($157 million in 2002 and $163 million in 2001), and actuarial loss ($14 million in 2002 and $10 million in 2001). The consolidated actuarial liability was calculated in accordance with the Canadian Institute of Chartered
Accountants (CICA) Handbook Section 3461 using a discount rate of 6.5% as at
December 31, 2002 and December 31, 2001. The consolidated actuarial asset value is based on a market-related method, which recognizes the change in market value over a period of five years using the straight-line method.

126  The CN Pension Plan and the CN 1935 Pension Plan

2002 President's Awards for Excellence

Representing a diverse number of functions and locations, and demonstrating an unprecedented ability to work together at all levels, a record number of employees received CN's President's Awards for Excellence in 2002. From across the entire system in both Canada and the United States, they excelled in their efforts to come up with innovative solutions, focus on results, and make a difference at CN and in their communities.

Category: Safety
-------------------------------------------------------------------------------
L.I.F.E. team - Richard Dare, Benton - Illinois; Scott Lipe - Carbondale,
Illinois; Brad Sanders - Centralia, Illinois; Arthur Rapp - Champaign,
Illinois; Cathy Cortez, Charles Webster - Chicago, Illinois; Barry Kracht -
Duquoin, Illinois; Charles Scholes - Effingham, Illinois; Terry Mason, Michael
Mowen - Harvey, Illinois; Paul Adams, Erik Anderson, Larry Anderson, Carol
Brinkman, Ronald Ester, David Hall, Bob Keane, Pat Post, Gordon Sharp, David
Sprankle - Homewood, Illinois; Kenny Monke - Mattoon, Illinois; Doyle Cowles,
Steven Craig, Brian Ott, Joseph Rubino - Waterloo, Iowa; Walter Carlton III,
Gary Devall - Baton Rouge, Louisiana; Frank Elkins Jr. - New Orleans,
Louisiana; Jeffrey Roberts - Detroit, Michigan; Terry Tindol - Battle Creek,
Michigan; John Geary Jr., William Lustig, Ray Townley - Flat Rock, Michigan;
Larry Bancroft, Jim McMahon, Ron Merrow - Pontiac, Michigan; David Hayslip,
Robbie Harman - Troy, Michigan; William Chesteen - Grenada, Mississippi; Winky
Freeman, Johney Grayson Jr., Randy Harris, Michael Strange - Jackson,
Mississippi; Bennie Punchard - McComb, Mississippi; Joseph Baroni, Tarie Smith,
Michael Wells - Memphis, Tennessee

This 47-member union/management team takes its name - L.I.F.E. (for Live
Injury-Free Everyday) - to heart, demonstrating an unwavering commitment to railroad safety, a top priority at CN. Representing all occupations, they revised the existing safety rule books from different organizations within CN's
U.S. operations and developed an innovative safety initiative that moves away from more traditional approaches to implementing railroad safety processes and procedures. Their original solution uses a number of creative methods such as peer coaching.

-------------------------------------------------------------------------------
Norman J. Witzell - Surrey, British Columbia

Constable Witzell is a man with a mission: spreading CN's message of rail safety to every corner of British Columbia. He goes above and beyond the normal call of duty and leaves nothing out in fulfilling his role as Community
Services Officer, which he conducts based on a comprehensive action plan.

Category: New Business Opportunities
-------------------------------------------------------------------------------
Air Canada Jet Fuel team - Patrice Dery - Charny, Quebec; Mike A. Corr, Dave
Howett - Concord, Ontario; Ron L. Borden - Mississauga, Ontario; Janet A.
Drysdale, Carmino Russo - Montreal, Quebec

These team members put their heads together to come up with a non-traditional and innovative approach to improving customer service. The result was a much quicker turnaround time for transporting jet fuel for Air Canada.

-------------------------------------------------------------------------------
NSC Minerals - Marc Arnaud, Tim Cowieson, Barry Pellerin - Saskatoon,
Saskatchewan; Greg Kendall, Gary Parbery - Winnipeg, Manitoba

A "cold call" from a Transportation officer was the initiative that got the ball rolling with NSC Minerals. With follow-up efforts from these team members, it led to bringing the company on board as an important new customer and transportation partner. The results: significant benefits to CN annually.

Category: Customer Focus
-------------------------------------------------------------------------------
Judy Amato - Flat Rock, Michigan

Judy's passion for customer service is what prompted her client, Ford, to nominate her for the President's Award. In fact, Judy's contribution has helped both Ford and CN. One of her many client-focused initiatives helped Ford save on costs by using rail instead of trucking.

-------------------------------------------------------------------------------
White Pine Team - Douglas Webster - Chicago, Illinois; Jeff Brazeau, Joseph
Dennis, Jim Firkus, James Waitanek - Ironwood, Michigan; Brad Koenig - Fond du
Lac, Wisconsin; Jack Bratanich, Kenneth Feucht, Albert Hoecherl, Gerard Jiskra,
Lyle Nelson, Randy Nichols, Brent Ogle, Wayne Phetteplace, Brian Tucci, Duane
Webster - Ladysmith, Wisconsin; Dan Hampston, Ronald Lake, Fred Nafey, John
Wickersham - Mellen, Wisconsin; William Lange, James Mabie Sr. - Prentice,
Wisconsin; Gary Bright - South Range, Wisconsin; Frederick Bandt, Brad Dupee,
Thomas Helton, Gary Hoffman, Richard Hoffman, James Peterson, Corey Quante,
Brian Retzlaff - Stevens Point, Wisconsin

This team jumped into action during an emergency last April. It was their quick thinking and combined efforts that prevented White Pine Copper Refinery from having to shut down when it was threatened by flooding. The consequences of the measures they took were impressive: White Pine avoided substantial losses in delayed deliveries and lost production.

Category: People Leadership
-------------------------------------------------------------------------------
Denny Duncan - Mattoon, Illinois

Denny is a true role model for his staff. A dedicated manager who takes pride in his work, he is a good listener who is open to innovation, comments and suggestions. Even in extreme weather conditions, the teams he leads complete their work on schedule and under budget. And safety is always a priority in
Denny's book; his bridge gangs have not had one reported injury since he took over in 1999.

Category: Cost Effectiveness
-------------------------------------------------------------------------------
Research and Development team - Helga Audet, Hani Bazerghi, Carla D'Alessandro,
Deanna Derocher, Stephen Desabrais, John Edwards, Claude Essiembre, Linda
Feudi, Greg Hickson, Stella Karnis, Farveh Momayezzadeh, Bob S. Moore, Susan
Parker, Anshu Pathak, Dan Toy, Bob White, Walter Zanelli - Montreal, Quebec;
Timothy Keegan - Edmonton, Alberta

Using creativity, this cross-functional team contributed to improving CN's bottom line. They worked together to access Canadian federal and provincial R&D tax incentives arising from CN's investments in innovation in the areas of
Systems, Transportation, Engineering, Environment and Safety. The new process they introduced is generating substantial benefits for CN now and into the future.

Category: Operational Breakthrough
-------------------------------------------------------------------------------
B&S Gang no. 70 - Doug Bainbridge, Jeff Beaudry, Mike Faubert, Rick Fortier,
Don Hicks, Luc Labonte, Liduino Medeiros, Ken Payne, Todd Schell, Ernie Simard,
Hank Vanstraten, Robert Zadow - Capreol, Ontario

Working together, the members of this team - from field supervisor to the cook on the gang - proved that a revolutionary new procedure results in significant savings. They delivered exceptional performance in the execution of an innovative new method of bridge stringer replacement that completely transforms the traditionally labor-intensive, time-consuming task.

-------------------------------------------------------------------------------
WC/BLE Labor Negotiating Team - Jack Gibbins - Chicago, Illinois; Roger
MacDougall - Rosemont, Illinois; Jeff Bochman - Fond du Lac, Wisconsin; John
Reynolds - Green Bay, Wisconsin; Bill Grimstad, Allan Rothwell, Ed Terbell -
Stevens Point, Wisconsin

IC/BLE Labor Negotiating Team - Myron Becker - Chicago, Illinois; Thomas J.
Goodwine - Homewood, Illinois; John P. Kay - Jackson, Mississippi; John Koonce
- Memphis, Tennessee

These teams are responsible for a breakthrough in labor/management relations in the United States. The new agreements reached between Wisconsin Central and the
Brotherhood of Locomotive Engineers (BLE) and between Illinois Central and the
BLE simplify and modernize both the language of the contracts and the nature of the employment relationship between employees and the company, and improve the employees' quality of life.

Category: Bravery/Exceptional Community Service
-------------------------------------------------------------------------------
James Jones - Detroit, Michigan (now retired and living in Myrtle Beach, South
Carolina)

James was honored for an act of bravery that saved a woman's life. He came to the rescue of the elderly and handicapped senior who was trapped in a burning car in a gas station. It was thanks to his heroic act that the woman survived the life-threatening ordeal.

-------------------------------------------------------------------------------
Operation Lifesaver - Tom Bozyk, Sandra Hamm, Tom Hosfield, Rick Small, Ron B.
Smith, Cynthia Stotz - Winnipeg, Manitoba; Don Marquis - Fort Frances, Ontario;
Gerald Koopman - North Battleford, Saskatchewan; Hugh Beechy, Greg Smerchynski
- Regina, Saskatchewan

This team performs an important community service through Operation Lifesaver, a program to which they are totally dedicated. Their commitment to this rail industry initiative translates into increased awareness of the dangers of highway/railroad crossings and trespassing on railroad property. Team members work closely together using as many different and imaginative means as possible to get this important message out to their communities.

Category: Diversity
-------------------------------------------------------------------------------
Brent Ballingall - Kamloops, British Columbia

Brent demonstrated his commitment to diversity by taking it upon himself to actively participate in several initiatives for Aboriginal peoples. He attended conferences and workshops, took part in the development of an Aboriginal/CN database on native sites, and was involved in CN's contribution to the construction of the Skeetchestn Pow-Wow arbor.

-------------------------------------------------------------------------------
Judy MacKenzie - Edmonton, Alberta

Judy was singled out for championing diversity in recruiting for seasonal track opportunities. In addition to advertising through TMP Worldwide recruitment services, she directly contacted the employment offices of several local
Aboriginal bands. Her actions resulted in the hiring of 55 people, a third of whom represent diverse groups.

                                         Canadian National Railway Company  127

[PHOTO OMITTED]

CAPTION: Left to right: David G.A. McLean, E. Hunter Harrison, Gilbert H.
Lamphere, V. Maureen Kempston Darkes, James K. Gray, Cedric E. Ritchie

Board of Directors (As of December 31, 2002)

David G.A. McLean, O.B.C., LL.D.
Chairman of the Board
Canadian National Railway Company
Chairman and
Chief Executive Officer
The McLean Group
Committees: 2*, 3, 4, 5, 6, 7

E. Hunter Harrison
President and
Chief Executive Officer
Canadian National Railway Company
Committees: 3, 7

Gilbert H. Lamphere
Private Investor and
Former Chairman of the Board
Illinois Central Corporation
Committees: 1, 4, 5, 7

V. Maureen Kempston Darkes,
O.C., D.Comm., LL.D.
Group Vice-President
General Motors Corporation
and President GM Latin America,
Africa and Middle East
Committees: 2, 5, 7

James K. Gray, O.C., A.O.E., LL.D.
Corporate Director and
Former Chairman and
Chief Executive Officer
Canadian Hunter Exploration Ltd.
Committees: 1, 2, 4, 7

Cedric E. Ritchie, O.C., LL.D.
Corporate Director and
Former Chairman and
Chief Executive Officer
The Bank of Nova Scotia
Committees: 1, 2, 5, 6, 7

Paul M. Tellier resigned from the Board of Directors on December 31, 2002.

128  Canadian National Railway Company

[PHOTO OMITTED]

CAPTION: Left to right: Robert Pace, Michael R. Armellino, Edward C. Lumley,
Denis Losier, Gordon D. Giffin, Purdy Crawford, Edith E. Holiday, J.V. Raymond
Cyr

Robert Pace
President and
Chief Executive Officer
The Pace Group
Committees: 1*, 2, 6, 7

Michael R. Armellino
Retired Partner
The Goldman Sachs Group
Committees: 1, 2, 4, 6, 7*

The Honorable
Edward C. Lumley, P.C., LL.D.
Vice-Chairman
BMO Nesbitt Burns
Committees: 4, 5, 6*, 7

Denis Losier
President and
Chief Executive Officer
Assumption Life
Committees: 1, 4, 5, 7

Ambassador Gordon D. Giffin
Senior Partner
McKenna Long & Aldridge
Committees: 1, 2, 7

Purdy Crawford, O.C., Q.C., LL.D.
Chairman
AT&T Canada Corp.
Counsel
Osler, Hoskin & Harcourt
Committees: 2, 5*, 6, 7

Edith E. Holiday
Corporate Director and Trustee,
Former General Counsel,
United States Treasury Department
and Secretary of the Cabinet
The White House
Committees: 1, 6, 7

J.V. Raymond Cyr, O.C., LL.D.
Chairman
PolyValor Inc.
Committees: 1, 4*, 5, 6, 7

Committees:

1 Audit, finance and risk  2 Corporate governance and nominating  3 Donations
4 Environment, safety and security  5 Human resources and compensation
6 Investment  7 Strategic planning
*denotes chairman of the committee

                                         Canadian National Railway Company  129

Executive Officers of the Company

David G.A. McLean
Chairman of the Board

E. Hunter Harrison
President and
Chief Executive Officer

Tullio Cedraschi
President and
Chief Executive Officer
CN Investment Division

Les Dakens
Senior Vice-President
People

Sean Finn
Senior Vice-President
Public Affairs,
Chief Legal Officer and
Corporate Secretary

James M. Foote
Executive Vice-President
Sales and Marketing

Keith L. Heller
Senior Vice-President
Eastern Canada Division

Jack T. McBain
Senior Vice-President
Operations

Claude Mongeau
Executive Vice-President and
Chief Financial Officer

Robert E. Noorigian
Vice-President
Investor Relations

130  Canadian National Railway Company

Shareholder and investor information

Annual meeting
The annual meeting of shareholders will be held
at 10:30 am on Tuesday, April 15, 2003,
at the Sheraton Center, Montreal, QC

Annual information form
The annual information form may be obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec H3B 2M9

Transfer agent and registrar
Computershare Trust Company of Canada

Offices in:
Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC
Telephone: 1-800-332-0095
Fax: 1-888-453-0330
Web: www.computershare.com

Co-transfer agent and co-registrar
Computershare Trust Company of New York
88 Pine Street, 19th Floor
Wall Street Plaza, New York, NY 10005
Telephone: (212) 701-7600 or 1-800-245-7630

U.S. cash dividends
Shareholders wishing to receive dividends in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-332-0095

Stock exchanges
Canadian National common shares are listed on the
Toronto and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations
Robert Noorigian
Vice-President, Investor Relations
Telephone: (514) 399-0052 or 1-800-319-9929

Shareholder services
Shareholders having inquiries concerning their shares
or wishing to obtain information about CN should contact:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-332-0095
Fax: 1-888-453-0330
Email: caregistryinfo@computershare.com

Head office
Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec H3B 2M9

P.O. Box 8100
Montreal, Quebec H3C 3N4

Additional copies of this report are     La version francaise du present rapport
available from:                          est disponible a l'adresse suivante :
CN Public Affairs                        Affaires publiques CN
935 de La Gauchetiere Street West        935, rue de La Gauchetiere Ouest
Montreal, Quebec H3B 2M9                 Montreal (Quebec) H3B 2M9
Telephone:1-888-888-5909                 Telephone : 1 888 888-5909
Fax: (204) 987-9310                      Telecopieur : (204) 987-9310
Email: cn@wpg.faneuil.com                Courriel : cn@wpg.faneuil.com

[GRAPHIC OMITTED]

CN     935 de La Gauchetiere Street West, Montreal, Quebec H3B 2M9    www.cn.ca

Item 4

Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Holder Account Number

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company (CN), we cordially invite you to attend the annual meeting of shareholders that will be held this year in the Ballroom at Le Centre Sheraton, 1201 René-Lévesque Boulevard West, Montréal, Quebec, on Tuesday, April 15, 2003, at 10:30 a.m., Eastern Time.

The agenda and related documentation are attached. In addition to these items, we will discuss the significant changes underway in the Company as well as its coming challenges. You will have the opportunity to meet your directors and the senior officers of CN.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed proxy form. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on page 3 of the accompanying management proxy circular with respect to how to vote your shares.

A live Internet broadcast of the meeting will be available on our website at www.cn.ca. Should you decide to attend the meeting, please bring this letter with you to facilitate registration.

We look forward to seeing you at the meeting.

Sincerely,

E. HUNTER HARRISON President and Chief Executive Officer	DAVID G.A. MCLEAN Chairman of the Board

000UAC